As filed with the US Securities and Exchange Commission on February 29, 2024

Registration No. 333-270700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6
to
FORM S-1

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

CORTIGENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	88-4377248
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

27200 Tourney Road, Suite 315
Valencia, California 91355

(818) 833-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Adams

Chief Executive Officer

Cortigent, Inc.

27200 Tourney Road, Suite 315

Valencia, California 91355

(818) 833-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron A. Grunfeld, Esq. Law Offices of Aaron A. Grunfeld & Associates 9454 Wilshire Boulevard, Suite 600 Beverly Hills, California 90212 (310) 788-7577	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Esq. Lili Taheri, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 29, 2024

1,500,000 Shares

Common Stock

Cortigent, Inc.

This is a firm commitment initial public offering of shares of common stock of Cortigent, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be $10.00 per share.

We have applied to have our common stock listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CRGT”. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete this offering. Immediately prior to the completion of this offering, Vivani Medical, Inc. will be our only beneficial owner. Immediately following the completion of this offering, Vivani will beneficially own shares of our common stock representing approximately 77% of the voting power of our common stock (or approximately 74% if the underwriters exercise their option to purchase additional shares of our common stock in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption” and “Description of Securities — Common Stock.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves a very high degree of risk. You should review carefully the risks described in “Risk Factors” beginning on page 14 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	Excludes a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 77 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to 225,000 additional shares of our common stock, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about               , 2024.

ThinkEquity

The date of this prospectus is               , 2024.

Pioneering Neurostimulation to Recover Critical Body Function Argus II: World’s first FDA approved device to provide artificial vision1 ARTIFICIAL VISION Launched Argus II System in US in 20131 Next generation system (Orion) in clinical study2 • FDA Breakthrough device designation STROKE RECOVERY •Developing new system to improve hand/arm movement in paralysis due to stroke2 • Leverages our core neurostimulation technology LEADERSHIP & IP • Experienced leadership and R&D teams • Extensive US & EU intellectual property estate 1 Currently authorized by the FDA under a Humanitarian Device Exemption. Argus II was indicated to treat a rare form of blindness. We discontinued sales in 2019 to refocus this technology on developing Orion, designed for use by a much larger population of blind people. 2 The Orion and stroke recovery systems are investigational devices. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Developing the Orion Artificial Vision System Designed to treat nearly all forms of profound blindness1 • FDA Breakthrough Device designation • Planning pivotal trial based on Early Feasibility Study results2 • Total addressable US market size is ~82,000 profoundly blind Americans, estimated at ~$4 billion3 1 Blindness due to glaucoma, diabetic retinopathy, eye trauma, optic nerve damage, retinitis pigmentosa. 2 Based on 5 of 6 subjects eligible for assessment at 36 months. One patient experienced a serious adverse event that resolved safely; 5 of 5 performed significantly better on square localization and direction of motion and 2 of 5 had measurable improvement in visual acuity. 3 Company-sponsored US market study by Fletcher Spaght, Inc.

Next Application: Motion Recovery After Stroke1 Our electrode array will be placed on the cortex (surface) of the brain to deliver neurostimulation • Clinical goal: Improve recovery of hand/arm movement with rehabilitation therapy after stroke – Accelerate the recovery process – Achieve a higher level of function • Stroke is common and costly in the US: – 7.6 million victims living; 610,000 annual strokes – Estimated stroke-related medical costs: $35 billion2 – Estimated 195,000 annual patients based on 80% survival and 40% with hemiparesis3 – Estimated ~$6 billion US addressable market size4 1 The stroke recovery system is an investigational device. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products. 2 Girotra et al. 2019 3 Tsao et al. AHA Heart Disease and Stroke Statistics 2022; Gresham et al. 1995 4 Internal company estimate.

Cortigent: At the Forefront of the Machine-to-Human Interface Leveraging advances in: • Neuroscience understanding • Electronics miniaturization • Data processing capabilities • Wireless technology TARGETED NEURO-STIMULATION SYSTEMS To address critical unmet medical needs: • Artificial vision for the blind • Motor skills recovery in paralysis due to stroke • Other future applications

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forecasts and other forward-looking information derived from such sources and included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos, and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” “Cortigent,” “we,” “our,” “ours,” “us” or similar terms refer to Cortigent, Inc., together with its subsidiaries.

Neither we, nor any of our officers, directors, agents, representatives or underwriters make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements thus included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

We describe in this prospectus the business that has been contributed to us by Vivani Medical, Inc. (“Vivani”) as part of our separation from Vivani as if it was our business for all historical periods described. Please see the section titled “Certain Relationships and Related Party Transactions—Relationship with Vivani” for a description of this separation. Our historical financial results as part of Vivani contained in this prospectus may not reflect our financial results in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Cortigent,” or “the Company” refer to Cortigent, Inc. and its subsidiary.

As of December 31, 2022, 20 million shares of our common stock were issued and outstanding. As of December 31, 2023, after giving effect to a 1-for-4 reverse stock split that we implemented, we had 5,000,000 shares of common stock outstanding, all of which are held of record by our parent company, Vivani. Our reverse stock split did not affect the number of our authorized shares of common stock, which remains at 100,000,000 shares, nor of our authorized shares of preferred stock, which remains at 10,000,000 shares. Share and per share information in this prospectus have been adjusted to give effect to the reverse stock split.

Business Overview

Cortigent, through its predecessor Second Sight Medical Products, Inc., is a pioneer in developing precision (targeted) neurostimulation systems to help patients recover critical body functions. Our technology combines advanced neuroscience with proprietary microelectronics, software, and data processing capabilities to provide artificial vision and potentially restore muscle movement. Our first commercial system, Argus II®, a retinal implant, was approved by the U.S. Food and Drug Administration (“FDA”) under a Humanitarian Device Exemption (“HDE”) and has provided artificial vision to hundreds of profoundly blind people who were implanted with this device. Building on this neurostimulation platform we have substantially completed an early feasibility clinical trial to evaluate a more advanced system for artificial vision that we call “Orion.” We are further exploring the application of our Orion® neurostimulation technology for accelerating the recovery of arm and hand function in patients who are partially paralyzed due to stroke. In February 2023, we held a meeting with FDA staff to commence discussions of an early feasibility clinical study in stroke victims. We believe that additional future applications of our platform technology may have the potential to generate substantial business growth over time.

Both the Argus II and Orion devices create artificial vision by using electrical stimulation. Artificial vision does not restore normal stereoscopic vision or vision with color but rather perceptions of light and shapes requiring implantees to interpret their environment through specialized training. This artificial vision can aid in supporting basic tasks such as finding a doorway, detecting another person’s presence, following a sidewalk or locating an object. For the Argus II device, the stimulation is delivered to the surviving cells of the retina which convey the activity to the brain via the optic nerve. For the Orion device, electrical stimulation is delivered directly to the visual cortex, the region of the brain responsible for vision. The pattern of electrical stimulation corresponds to the images captured by a small video camera mounted in the center of the glasses that the patient wears and is connected to the video processing unit (“VPU”). The VPU is a battery-powered device worn by the user, typically on a belt or a strap, that sends power and stimulation commands to the implant and receives diagnostic information from the implant via the external antenna of the glasses.

Argus II users undergo surgery to implant an electrode array inside the eye on the surface of the retina and affix a small electronics case (like a metal button) and an antenna to the outer surface of the eye. A small cable traverses the eye wall, connecting the electronics case to the array. Orion users undergo cranial surgery to implant an electrode array placed on the surface of the brain on the visual cortex and have a small electronics case and an antenna implanted on the outside of the skull, but completely covered by the scalp. A small cable passes through the skull to connect the array to the electronics case. No part of the device penetrates or cuts into the brain tissue itself.

The quality of the artificial vision created by both the Argus II and Orion systems varies from patient to patient. The perception typically appears as a collection of up to 60 small points of light that correspond to the brightness of the different regions of the visual image detected by a camera. With scanning and repetition, patients can use their perception of the lights to construct a better understanding of their environment.

The Argus II design process began in 2004. The Argus II was a novel device that required the components to be developed internally. The Argus II feasibility study commenced in 2006.

In March 2011, the Argus II® Retinal Prosthesis System was approved for commercial use in the European Union to provide visual perception in patients with profound blindness due to retinitis pigmentosa (“RP”), a rare condition. The device was initially available in the United Kingdom, France, Germany and several other countries at a price of approximately USD $115,000. In February 2013, the U.S. Food and Drug Administration (FDA) approved Argus II under a Humanitarian Device Exemption, and in August 2013 the reimbursement price for Medicare patients was approved at approximately $150,000. More than 350 profoundly blind people around the world have received Argus II retinal implants. Many of these patients have been using their Argus implants for more than ten years, confirming our high manufacturing standards and product reliability. The market opportunity for the Argus II was limited to the small number of patients who have profound blindness due to RP, and we discontinued production and marketing of the Argus system in 2019 due to resulting commercial considerations.

To make artificial vision available to a much larger group of individuals who are blind due to a wider range of causes, including glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury, we designed and built our next generation system, the Orion® Visual Cortical Prosthesis System (“Orion”). The Orion system leverages our 20 years of experience in precision neurostimulation for artificial vision. To be eligible for the Orion system, patients must be bilaterally blind with bare or no light perception. This is defined as non-measurable binocular visual acuity, or 5° or less visual field in each eye. We refer to these eligibility criteria as “profound blindness.” Cranial surgery is required to place the electrode array onto the brain’s surface; the Orion system has been designed not to penetrate the brain tissue. The design process began in 2014 and required substantial changes to the Argus II implant electronics to generate higher currents with a redesigned array for implantation on the brain cortex rather than within the eye.

In November 2017 we commenced an Early Feasibility Study (EFS) of Orion in six patients who enrolled at two medical sites, the Ronald Reagan UCLA Medical Center in Los Angeles (“UCLA”) and the Baylor College of Medicine in Houston (“Baylor”). Regularly scheduled visits at both sites were paused in mid-March 2020 due to the COVID-19 outbreak; visits at UCLA resumed in September 2020 and at Baylor in December 2020. Three of the six patients were explanted after the third year of the study and the remaining three patients continue to use their devices outside of the clinic. We have three-year safety data for all six subjects, and five-year safety data for three subjects:

●

Orion safety data: Five subjects experienced a total of seventeen adverse events (AEs) and one subject did not report any adverse events related to the device or to surgery through October 2023. One was considered a serious adverse event (SAE) and all other adverse events were not serious. The single SAE, a seizure, occurred about three months post-implant, was resolved safely and quickly, and did not require a hospital stay. The investigators determined that this SAE was device-related and not unexpected as it had been disclosed as a potential safety risk in the patient informed consent form. The SAE occurred as we attempted to explore the optimal treatment frequency, which is a key stimulation parameter. The SAE occurred at a specific frequency. All adverse events are evaluated by an independent medical safety monitoring (IMSM) committee. With the IMSM committee’s input, we thereafter kept stimulation frequencies for all patients below the level that induced the SAE, and we have not observed any other seizures in this or any other participant. The FDA requires medical device manufacturers to follow 21 CFR 820 and maintain a Quality Management System (QMS). As a part of our QMS, we conform to ISO 14971, an FDA-recognized standard, to identify the hazards associated with the medical device, to estimate and evaluate the associated risks, to control these risks, and to monitor the effectiveness of the controls.

There have been no serious adverse events due to the device or surgery since June 2018. One patient chose to have the device explanted before the 36th month due to an unrelated medical condition. Two other patients subsequently requested explantation for reasons unrelated to the device’s efficacy or safety. Cortigent’s independent medical safety monitor (IMSM) has determined that the reasons for these explants were not related to the device or the surgery.

We have three-year efficacy data for five of the six original subjects (one did not participate in this assessment), and five-year efficacy data for three subjects:

●

Orion efficacy data: We assess efficacy by looking at three measures of visual function: 1) Square localization – Orion subjects sit in front of a touch screen and are asked to touch within the boundaries of a square when it appears; 2) Direction of motion – Subjects are asked to identify the direction of the motion of a line that traverses a screen; and 3) Grating visual acuity – a measure of visual acuity that is adapted for very low vision. Five of the six original subjects completed the planned efficacy assessments at 36 months post-implant and three completed these assessments at 60 months.

–    For square localization, at 36 months five of five subjects performed significantly better with the system turned on versus turned off. At 60 months, three of three performed significantly better.

–    For direction of motion, at 36 months five of five subjects performed significantly better with the system turned on than with it turned off. At 60 months, three of three performed significantly better.

–    For grating visual acuity, at 36 months two of five subjects tested had measurable visual acuity with the system turned on compared to none with the device turned off. At 60 months, two of three had measurable visual acuity.

Another efficacy measurement of day-to-day functionality and benefit is the Functional Low-Vision Observer Rated Assessment (FLORA). The FLORA assessments were performed by an independent, third-party specialist who spent time with the subjects in their homes. The specialist asked each subject a series of questions and observed them performing 15 or more daily living tasks with the Orion system turned on and with it turned off, such as finding light sources, following a sidewalk, or sorting laundry. The specialist then determined if the system was providing a benefit, was neutral, or impaired the subject’s ability to perform these tasks. Four of four subjects who completed the FLORA evaluation at 36 months had positive or mildly positive results indicating that the Orion system was providing benefit. This evaluation was not performed at the 60-month timepoint. Cortigent is planning to work with the FDA to gain agreement on the additional clinical studies that will be required to secure marketing approval for Orion.

The FDA categorizes electronic medical devices that are implanted as Class III. Both the Argus II and Orion are in this Class III category and require FDA approval. Class III devices face higher burdens to attain regulatory approval; Cortigent (formerly Second Sight Medical) successfully navigated this approval process with the Argus II system. The Argus II clinical trial enrolled patients with late-stage retinitis pigmentosa, a rare disease, affecting less than four thousand Americans. This small potential market size of fewer than 8,000 individuals enabled the Argus II to qualify for a Humanitarian Device Exemption (HDE) which the FDA granted in February 2013.

In November 2017, the FDA granted an Expedited Access Pathway (EAP) designation to the Orion system to treat individuals who are bilaterally blind due to non-cortical etiology and who are not candidates for any other commercially approved vision restoration therapy. The Breakthrough Device Program (BDP) subsumed the EAP program and its devices in December 2018. Breakthrough Device designations, such as granted to Orion, are intended to accelerate medical device development, assessment, and review, while preserving the statutory standards for premarket approval. The potential patient population for Orion is expected to include blindness due to most common causes, including glaucoma, diabetic retinopathy, eye trauma, optic nerve damage, and retinitis pigmentosa. According to a company-sponsored 2018 study by Fletcher Spaght Inc., there are about 82,000 Americans who could potentially benefit from the Orion system.

We are developing a platform technology with multiple potential applications: Our current-generation miniature neurostimulation device with 60 independent-cortical stimulation channels, supported by reliability data from the Argus II and Orion programs, is expected to serve as a platform for targeting other conditions with high unmet medical need. Technical evaluations of potential new indications for the technology began in 2021. We believe that our most promising next target will be to apply cortical neurostimulation to improve recovery of arm and hand function in partially paralyzed stroke patients who are undergoing rehabilitation after stroke. This medical treatment concept is supported by evidence from clinical studies conducted by Northstar Neuroscience, Inc. in the early 2000s using a single-channel electrical stimulation device that was placed on the motor cortex, the area of the brain surface that controls hand and arm motion (the same surface area of the brain where our device will be placed). Northstar reported achieving positive patient results in its Phase 1 and Phase 2 clinical studies (Cramer 2007) but a pivotal Phase 3 study failed to achieve statistical significance at the 4-week primary endpoint. Northstar was unable to obtain FDA approval and was eventually dissolved. It has been reported that a clinical benefit was demonstrated at six months (Levy 2016). We believe that our 60-channel cortical stimulation device has the potential to target neuron bundles more precisely and generate favorable clinical results.

Like Orion, the stroke recovery system will require cranial surgery; in this case to place the electrode array on the motor cortex. We began to design the stroke system in 2022, and during February 2023 we studied what we believe to be the optimal array placement on the motor cortex of a cadaver. We have filed an NIH grant application to seek non-dilutive funding to support this program. In addition, in February 2023 we held a pre-submission (“Pre-Sub”) meeting with FDA staff to discuss commencing an Early Feasibility Study of the stroke recovery system. We applied for a Breakthrough Device designation for the stroke recovery system in April 2023 and the FDA responded that human clinical data will be needed to make this determination. If we fail to secure this designation, we may experience slower interactions with the FDA that could delay our projected development timelines.

We are targeting substantial revenue opportunities: The Orion system, designed to provide visual perception to profoundly blind people, has a target market of approximately 82,000 individuals in the U.S., assuming the planned indication is achieved (profound blindness due to glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury), based on a study by an independent market research firm engaged by Cortigent. We believe that about one-third of these patients could be reached by a marketing program. Depending on study results to assess clinical utility, Cortigent may seek reimbursement similar to or higher than the $150,000 per device that was approved by the Centers for Medicare and Medicaid Services (“CMS”) for the Argus II system. These assumptions translate into a total addressable U.S. market size could potentially be approximately $4 billion at the time of launch. We believe that there are substantially more blind people who could potentially benefit from Orion in Europe, Asia and other world areas.

There are approximately 7.6 million living Americans who have reported a stroke in their lifetime. (Tsao 2022). Consequently we believe that the sales potential for a medical device system that can help improve motoric function in partially paralyzed stroke victims is very large. Each year approximately 610,000 Americans have a first stroke (Kissela 2012). Among the over 80% of people who survive a first stroke, the most common neurological deficit is motor weakness on one side of the body (hemiparesis), and approximately 40% of these stroke victims suffer moderate to severe motor impairment that requires special care (Gresham 1995). If our device achieves treatment success, as to which we can make no assurance, we estimate that it could potentially benefit up to 195,000 U.S. stroke victims each year, creating a total addressable market estimated at approximately $6 billion by the time of system launch.

Several critical development and regulatory milestones must be accomplished in order to complete and market the Orion and stroke recovery systems. We face the material risks of failing to achieve successful clinical trials, to attain regulatory approvals, and to secure favorable product reimbursement for patients covered by Medicare and other types of insurance. Even with a successful trial, it could be determined that certain patient subpopulations cannot be effectively treated by our devices which would reduce our product sales potential. The development process may take longer and be more costly than anticipated and we may not achieve reimbursement levels similar to the one we received for our Argus II device or obtain other suitable reimbursement levels that we may require. Since we currently have no commercial revenues, any of these outcomes could require substantial additional funding. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Clinical trial planning: The five-year Orion Early Feasibility Study was substantially completed in July 2023, and at our election is being extended by twelve months to allow for additional exploratory research to improve vision quality, for example by enhanced contrast filtering or by other software modifications. The next step will be to manufacture and validate new Orion devices for a planned pivotal clinical trial that we expect will involve approximately 60 profoundly blind subjects at approximately 10 U.S. trial centers. These are internal estimates and the size of the Orion pivotal clinical trial will depend upon further review and collaborations with the FDA. Our intended target is to commence the pivotal trial in early 2026, complete it by approximately early 2028, and if successful to be able to launch Orion on the US market in 2028. For the stroke recovery system, we anticipate manufacturing modified clinical trial devices for the planned Early Feasibility Study (EFS) in parallel with manufacturing of the Orion devices. Our intended target is to commence this EFS for the stroke recovery system in early 2026. We anticipate a shorter time for stroke recovery patients to reach the primary study endpoint than for Orion (nine months versus 12 months, respectively). Patient population size and other terms of the stroke recovery system pivotal trial will depend upon the outcomes of the stroke recovery systems EFS and on further review and collaboration with the FDA. Our intended target is to commence a pivotal clinical trial for the stroke recovery system in mid-2027, complete it by early 2029, and if successful to be able to launch the stroke recovery system in 2029. The target clinical development timelines for Orion and the stroke recovery system, shown in the diagram below, are subject to further discussions and collaborations with the FDA and assume that adequate financing will be available to fund the execution of our clinical development programs. Clinical trials require FDA approvals and clearances. No assurance can be given that we will be able to obtain these approvals and clearances, that we will obtain approval of a marketable device or that we will be able to launch commercially successful products.

1 Subject to adequate financing including proceeds of current offering and future financings.

2 The Orion and stroke recovery systems are investigational devices that require FDA approval. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

The timeline presented represents management’s estimate of the time required to complete each stage. No assurance can be given that these timelines will prove correct.

Intellectual property: Cortigent has amassed an extensive intellectual property estate consisting of rights (as of December 2023) to 235 issued U.S. patents, 36 issued European patents (nationalized in France and Germany, or a unitary patent plus Great Britain), three pending U.S. patent applications, including a recent filing covering the stroke recovery device under development, five pending European patent applications, four issued U.S. design patents and four issued European design registrations (with six corresponding issued British design registrations). Our patent estate covers the technologies invented during the development of the Argus and Orion devices. Our patent estate primarily covers the core technologies of implant neurostimulation techniques and achieving implant longevity, which are integral to our current and future product lines, including the planned stroke rehabilitation system.

Relationship with Vivani

Prior to this offering Cortigent has been a wholly owned subsidiary of Vivani Medical, Inc. (Nasdaq: VANI), formerly known as Second Sight Medical Products, Inc. (“Second Sight”). Second Sight had historically operated as a standalone public company but completed a merger with Nano Precision Medical, Inc. as of August 2022. Vivani Medical, Inc. is the resulting entity of this August 2022 merger of Nano Precision Medical Inc. into a subsidiary of Second Sight Medical Products, Inc. Cortigent includes personnel, technologies, intellectual property and other assets that formerly comprised the vision operations of Second Sight Medical Products, Inc. Upon completion of this offering, Vivani will beneficially own approximately 77% of the voting power of our common stock (approximately 74% if the underwriters exercise their option to purchase shares of our common stock in full). As a result, Vivani will be able to control all matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions.  Adam Mendelsohn, Chairman of the Board of Cortigent, serves as chief executive officer and a director of Vivani.

Corporate Information

Cortigent was organized as a Delaware corporation in November 2022 as a successor to the business and operations formerly conducted by Second Sight Medical Products, Inc. Our principal executive offices are located in Valencia, California, and our phone number is (818) 833-5000. Our website address is www.cortigent.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You should not consider any information contained on, or that can be accessed through, our website in deciding whether to purchase our common stock. We will remain a wholly owned subsidiary of Vivani pending completion of this offering.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If some investors find our common stock less attractive as a result of these exemptions, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. As a result of our taking advantage of the JOBS Act exemptions, we may not be comparable in all respects to other issuers that do not take advantage of, or do not qualify for, the JOBS Act exemptions. Investors should be cautioned to take JOBS Act exemptions into account when comparing Cortigent to other companies including with regard to our financial statement disclosures. We cannot be certain if the reduced disclosure requirements applicable to emerging-growth companies may make our common stock less attractive to investors.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to emerging growth company will have the meaning associated with it in the JOBS Act.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equals or exceeds $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk factors” beginning on page 14 of this prospectus, and include the following:

●	Cortigent currently has no commercial products or product revenue and may never become profitable.

●	Cortigent’s commercial and financial success depends on its future products being accepted in the market, and if not achieved, will result in its not being able to generate revenues to support its operations.
●	Cortigent may face substantial competition in the future and may not be able to keep pace with the rapid technological changes, which may result from others discovering, developing, or commercializing products before or more successfully than Cortigent does.
●	The results of Cortigent’s limited initial trials at UCLA and Baylor College of Medicine may not be predictive of, and we may fail to demonstrate the feasibility of, the Orion technology.
●	Since Cortigent’s predecessor, Second Sight, has a history of operating losses and Cortigent has no current revenue-producing operations, the future of its business is difficult to evaluate.
●	Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

●	Clinical development of medical devices, especially complex implantable devices such as ours, involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and initial trials may not be predictive of future trial results.
●	Interim “top-line” and preliminary results from Cortigent’s clinical trials that it announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We will require substantial additional capital to support our clinical trials and growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.
●	If we raise capital in the future by issuing shares of common or preferred stock or other equity or equity-linked securities, or by convertible debt or other hybrid equity securities, then-existing stockholders may experience dilution, such new securities may have rights senior to those of the Company’s common stock, and the market price of the Company’s common stock may be adversely affected.
●	We may be subject to litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
●	We could be subject to future governmental inspections, investigations and inquiries, or legal proceedings and enforcement actions, any of which could adversely affect our business.
●	Cortigent’s predecessor, Second Sight, has never been profitable and Cortigent expects operating losses to continue for the foreseeable future.
●	Any failure or delay in completing clinical trials or studies for new product candidates or next generation Cortigent products, and the expense of those trials could adversely affect its business.
●	If Cortigent fails to recruit highly skilled personnel to replace employees who left it during the COVID-19 pandemic, Cortigent’s ability to identify, develop and commercialize new or next generation product candidates will be impaired, could result in loss of markets or market share and could make it less competitive.
●	If Cortigent or its licensors are unable to protect its/their intellectual property, then Cortigent’s financial condition, results of operations and the value of Cortigent’s technology and products could be adversely affected.
●	Litigation or third-party claims of intellectual property infringement or challenges to the validity of Cortigent’s patents would require it to use resources to protect its technology and may prevent or delay the development, regulatory approval or commercialization of the Orion system or new product candidates. Further, the validity of some of its patents has been challenged.
●	If Cortigent fails to comply with its obligations in the agreements under which it licenses development or commercialization rights to products or technology from third parties, it could lose license rights that are important to its business.
●	If Cortigent is unable to protect the intellectual property used in its products, others may be able to copy its innovations which may impair its ability to compete effectively in Cortigent’s markets.
●	Third-party claims of intellectual property infringement may prevent or delay Cortigent’s development and commercialization activities for Orion and the stroke recovery system.

●	Cortigent may become involved in future lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time consuming and unsuccessful.
●	Cortigent is increasingly dependent on sophisticated information technology systems, including systems from third parties, and if it fails to properly maintain the integrity of Cortigent’s data or if Cortigent’s products do not operate as intended, Cortigent’s business could be materially and adversely affected.
●	Legislative or regulatory reform of the health care system in the U.S. and foreign jurisdictions may adversely impact Cortigent’s business, operations or financial results.
●	Cortigent is subject to stringent domestic and foreign medical device regulation and any unfavorable regulatory action may materially and adversely affect Cortigent’s financial condition and business operations.
●	Any revenue from sales of Cortigent products will be dependent upon the pricing and reimbursement guidelines adopted in each country, and if pricing and reimbursement levels are inadequate to achieve profitability, Cortigent’s operations will suffer.
●	Even if Cortigent obtains clearance or approval to sell Cortigent’s products, it is subject to ongoing requirements and inspections that could lead to the restriction, suspension, or revocation of Cortigent’s clearance.
●	Cortigent has no large-scale manufacturing experience, which could limit Cortigent’s growth.
●	The price of our common stock may be volatile, and the value of your investment could decline.
●	Our securities have no prior trading market, and our stock price may decline after the offering.
●	We have broad discretion in the use of proceeds and may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” with which you may not agree, and if we do not use those proceeds effectively your investment could be harmed.
●	Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
●	We have the right to issue shares of preferred stock. If we were to issue preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.
●

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

●	Provisions in our Certificate of Incorporation which provide that Delaware’s Court of Chancery and federal courts in that state shall be the sole forum for all disputes between us and our stockholders for Securities Act claims could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Summary of the Offering

Common stock offered by us	1,500,000 shares.

Common stock to be outstanding after this offering	6,500,000 shares (6,725,000 shares if the underwriters exercise their option in full).

Underwriters’ Option to purchase additional shares	We have granted the underwriters an option for a period of 45 days to purchase up to an additional 225,000 shares of our common stock.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $13,162,000, or approximately $15,232,000, if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us. We intend to use net proceeds from this offering primarily to conduct Orion research studies, convert the Orion prototype into a market ready device for use in the pivotal clinical trial, conduct research on our stroke recovery system, manufacture Orion and stroke recovery devices for clinical studies, and to repay amounts owed to our parent Vivani and for working capital. For additional information regarding our proposed use of proceeds, see “Use of Proceeds.”

Lock-up agreements	Our executive officers and directors have agreed with the underwriters not to sell, transfer, or dispose of any shares or similar securities for a period of twelve months from the date of this prospectus, and Vivani, as our sole stockholder, has agreed with the underwriters not to sell, transfer, or dispose of any shares or similar securities for a period of twelve months from the date of this prospectus. For additional information regarding our arrangement with the underwriters, see “Underwriting.”

Concentration of ownership

Vivani, beneficially owns 100% of the outstanding shares of our common stock prior to this offering, will beneficially own approximately 77% of the voting power of our common stock (or approximately 74% if the underwriters exercise their option to purchase additional shares of our common stock in full) after the completion of this offering. As a result, Vivani will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of significant corporate transactions.

We will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption.”

Risk factors	Investment in our common stock involves substantial risks. See “Risk Factors” on page 14 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed trading market and symbol	We have applied to list our common stock for trading on the Nasdaq Capital Market under the symbol “CRGT”

The number of shares of our common stock to be outstanding after this offering is based on 5,000,000 shares of our common stock outstanding as of December 31, 2023, and excludes:

●	1,000,000 shares of common stock reserved for future issuance under our 2023 equity incentive plan;

●	75,000 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $12.50 (assuming an initial public offering price of $10.00 per share).

The number of shares of our common stock to be outstanding after this offering excludes options to purchase up to 268,000 shares which we intend to grant to officers, directors, employees and several consultants under our 2023 equity incentive plan immediately after the closing of this offering at an exercise price equal to the price per share of common stock in the offering. As of December 31, 2023 there are no awards or grants issued under our 2023 equity incentive plan. See “Executive and Director Compensation” and “Management-Non-Executive Director Compensation.”

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated statements of operations data for the years ended December 31, 2023 and 2022 and the summary consolidated balance sheet data as of December 31, 2023 from our consolidated financial statements that are included in this prospectus. The historical financial data presented below is not necessarily indicative of our financial results in future periods. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year Ended
	December 31,
Consolidated Statements of Operations Data (In thousands except per share data):	2023	2022

Operating expenses:
Research and development, net of grants	$2,033	$3,177
General and administrative, net of grants	3,347	6,250
Total operating expenses	5,380	9,427

Loss from operations	(5,380)	(9,427)

Interest and other (expense) income	(112)	827

Net loss	$(5,492)	$(8,600)

Net loss per common share – basic and diluted	$(1.10)	$(1.72)

Weighted average numbers of shares outstanding – basic and diluted	5,000	5,000

December 31,
Consolidated Balance Sheet Data (In thousands):	2023

Cash and cash equivalents	$774
Working capital (deficit)	$(3,671)
Total assets	$1,400
Total liabilities	$4,693
Net Parent (deficit) investment	$(3,293)

RISK FACTORS

Risks Related to Dependence on Cortigent’s Commercial Products

Cortigent currently has no commercial products or product revenue, will be required to expend significant resources for the foreseeable future, and may never become profitable.

To date, neither Cortigent, nor the prior operations of Second Sight Medical Products, Inc., have generated profit from sales of its now discontinued Argus II product and Cortigent will not generate revenues unless and until it completes the development and attains the marketing approval for Orion or other neurostimulation systems being developed. Cortigent has relied principally on financing from the sale of equity securities and the receipt of government and other grants to fund its operations. Cortigent expects that its future financial results will depend primarily on its success in further developing its neurostimulation systems, conducting FDA approved clinical trials and obtaining regulatory clearances or approvals for launching, selling, and supporting its medical device systems. To establish these operations Cortigent will need to expend significant resources on hiring additional personnel, conducting continued scientific and product research and development, engaging in further pre-clinical and clinical investigation, giving expanded attention to intellectual property development and prosecution, seeking domestic and international regulatory approvals, marketing and promotion, capital expenditures, working capital, general and administrative expenses, and fees and expenses associated with its capital raising efforts. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Cortigent expects to incur costs and expenses related to consulting costs, laboratory development costs, hiring of scientists, engineers, sales representatives and other operational personnel, and the continued development of relationships with potential partners as it continues to seek regulatory clearance or approval for its products. As a pre-revenue company, Cortigent continues to incur significant operating losses, and it expects to continue to incur additional losses for at least the next several years. Cortigent cannot assure you that it will generate revenue or be profitable in the future. Cortigent’s future or updated products may never be cleared or approved or become commercially viable or accepted for use.

Investment in medical device technology entails material uncertainty and is highly speculative. It entails substantial upfront capital expenditures over time and significant risk that any potential product will fail to demonstrate adequate safety, efficacy, clinical utility or acceptance by physicians and patients. Investors should evaluate an investment in Cortigent duly considering the uncertainties encountered by developing medical technology companies in a competitive environment. Our Orion and stroke recovery products may fail effectively to treat the entire target patient populations, the regulatory approval of novel products and devices can be more expensive and take longer than we may anticipate, we have no commercial products or product revenue on which to rely and we may not achieve a reimbursement level similar to the one we obtained for our Argus II device, or obtain other suitable reimbursement levels that we may require. There can be no assurance that our efforts will be successful or that we will ultimately be able to achieve profitability. Even if Cortigent achieves profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Cortigent’s failure to become and remain profitable could adversely affect the market price of its common stock and could significantly impair its ability to raise capital, expand its business or continue to implement its business plan.

Cortigent will be required to conduct expensive and time-consuming clinical and non-clinical studies to support the filing of a Premarket Application (PMA) with the U.S. FDA and similar applications with other countries’ regulatory bodies, and regulatory approval of such applications will be required to commercialize our products. The clinical trial and regulatory review and approval standards for our type of novel technology is uncertain and subject to change during our development program. Our inability to meet the expected regulatory criteria for clinical studies or regulatory applications would significantly and adversely affect our business prospects.

Regulatory Status and Pathway for ORION. The Company has reached a tentative agreement with FDA that its Functional Low-Vision Observer Rated Assessment (FLORA) is an adequate efficacy endpoint for an Orion pivotal study, provided that it is validated. FLORA involves some subjectivity in the assessment, and validation proves that multiple assessors will consistently rate performance the same. There can be no assurance that Cortigent will be successful in validating the FLORA assessment. Cortigent has not received FDA agreement on the safety endpoints for an Orion pivotal trial. Cortigent is currently conducting a patient preference information (PPI) study to assist in determining blind patient’s willingness to accept risk for the potential benefits of Orion. A PPI study is FDA’s preferred method for determining patient acceptance of risk. The safety endpoint is a crucial factor in determining the size (number of participants) of a pivotal study. No assurance can be given that Cortigent will reach agreement with the FDA on the safety endpoints for an Orion pivotal trial, or that the safety endpoints will lead to a trial size that Cortigent can support. While we believe that a single, well-designed, pivotal trial may be adequate to support an FDA marketing application, FDA may, for a variety of potential reasons, conclude that more than one additional study is required to seek regulatory approval.

Regulatory Status and Pathway for Stroke Device. In February 2023 we held a pre-submission (“Pre-Sub”) meeting with FDA to discuss commencing an Early Feasibility Study of our stroke recovery system. If the feasibility study is approved and completed with favorable results, we expect to engage in further discussions with FDA regarding the necessary clinical trials and regulatory pathways for us to seek approval of a stroke device. The proposed feasibility study may fail to generate favorable results, but even if it is deemed successful, the remaining clinical and regulatory process may take several years or longer.

Even if we obtain regulatory approvals, Cortigent’s commercial and financial success depends on its products being accepted in the market, and if not achieved, will result in its not being able to generate revenues to support its operations.

Even if Cortigent obtains regulatory marketing approval, commercial success of its products will depend, among other things, on their acceptance by healthcare professionals such as retinal specialists, ophthalmologists, brain surgeons, cardiovascular specialists, neurologists, general practitioners, low vision therapists and mobility experts, hospital purchasing and controlling departments, patients, and other members of the medical community. The degree of market acceptance of any of Cortigent’s product candidates will depend on factors that include:

●	cost of treatment;

●	pricing and availability of alternative products;

●	the extent of available third-party coverage or reimbursement;

●	perceived efficacy, safety, and functionality of our products and the surgical procedures required to use our products relative to other future products and medical solutions; and

●	prevalence and severity of adverse side effects associated with treatment.

The activities of competitive medical device companies, or others, may limit Cortigent’s revenue from the sale of the Orion and other neurostimulation systems.

Cortigent’s commercial opportunities may be reduced if its competitors develop or market products that are more effective, are better tolerated, receive better reimbursement terms, achieve greater acceptance by physicians, have better distribution channels, or are less costly. Currently, to Cortigent’s knowledge, no other competing medical devices comparable to the Orion system have been approved by regulatory agencies in the U.S. or Europe to restore some functional vision in persons who have become blind due to a broad range of causes. Other visual prosthesis companies with technologies under development include Pixium Vision SA (Pixium) that was developing the PRIMA (sub-retinal implant) in Dry-AMD patients. In 2017, Pixium announced approval for two feasibility studies of PRIMA in Dry-AMD patients. In January 2024, Pixium announced the opening of judicial liquidation proceedings.

Nano Retina Inc., a company based in Israel, is reported to have developed technology that may improve retinal prostheses in the future. A Nano Retina clinical trial is underway in Europe and Israel, and five subjects reportedly have been implanted to date. Bionic Vision Technologies, based in Australia, is developing a Bionic Eye Visual Prosthesis System, and has completed a two-year feasibility study in four patients in Australia. It has announced a partnership with Cirtec Medical in the U.S. and is believed to be planning a pivotal clinical trial.

We are aware of other certain companies that are developing electrode arrays which penetrate the brain, unlike Orion, which is placed on the brain’s surface. The Illinois Institute of Technology’s Intracortical Visual Prosthesis (ICVP) has been designated as a Breakthrough Device and has advanced to an early feasibility study in the U.S. To date, one subject of five has been implanted. Neuralink company has demonstrated a penetrating electrode cortical implant in animal models and recently announced implanting its first patient with their brain computer interface (BCI) device. Vision restoration is one of Neuralink’s stated goals.

In the field of medical device-assisted stroke rehabilitation, MicroTransponder Inc. sells the Vivistim® FDA-approved vagus nerve stimulator (VNS). The combination of VNS with traditional rehabilitation therapy is intended to assist the brain in forming the connections necessary to regain motor function. Cortigent believes that our technology has the potential to deliver more targeted direct cortical stimulation that could provide superior results to VNS.

Many privately and publicly funded universities and other organizations are engaged in research and development of potentially competitive products and therapies, such as stem cell and gene therapies, some of which may target multiple indications of Cortigent’s product candidates. These organizations include pharmaceutical companies, biotechnology companies, public and private universities, hospital centers, government agencies and research organizations. Cortigent’s competitors include large and small medical device and biotechnology companies that may have significant access to capital resources, competitive product pipelines, substantial research and development staff and facilities, and substantial experience in medical device development.

Cortigent may face substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing, or commercializing products before or more successfully than Cortigent does.

In general, the development and commercialization of new medical devices is highly competitive and is characterized by extensive research and development and rapid technological change. Physicians and persons who may be suitable for our neurostimulation systems likely will consider many factors including product reliability, clinical outcomes, product availability, price and available reimbursement, and product and patient support services that Cortigent may or may not be able to provide. Market share as it develops can shift due to technological innovation and other business factors. Major shifts in industry market share within the medical device industry have occurred that may have arisen in connection with performance and reliability problems of various medical devices, physician advisories and/or safety alerts, reflecting the importance of product quality and reliability in the medical device industry. Any quality problems with Cortigent’s processes, goods and services could harm its reputation for producing high-quality products and would erode its competitive advantage, sales, and market share. Cortigent’s competitors may develop products or other novel approaches and technologies to deal with treating blindness that are more effective, safer, or less costly than any that Cortigent is developing, and if those products gain market acceptance its revenue and financial results could be adversely affected.

If Cortigent fails to develop new products or enhance existing products, its leadership in the markets it serves could erode, and its business, financial condition and results of operations may be adversely affected.

Results from Cortigent’s limited initial trials at UCLA and Baylor College of Medicine in Houston may not be predictive of, and its ongoing development efforts may never demonstrate the commercial feasibility of, our Orion or other technologies.

Cortigent’s research and development efforts remain subject to all risks associated with the development of new medical technology. Cortigent’s Orion technology, though based on the FDA-approved Argus II retinal prosthesis, is not yet fully developed. Development of the underlying technology, including the further development and refinement of Cortigent’s Orion technology, may be affected by unanticipated technical or other problems, other development and research issues, and the possible insufficiency of funds needed in order to complete development of these products or devices. Regulatory and clinical hurdles, adverse reactions experienced in trials, ambiguous or inadequate efficacy in clinical trials, or other operational or regulatory challenges also may result in delays and cause Cortigent to incur additional expenses that may increase its need for capital and result in additional losses. For example, three of the six subjects implanted in the Orion Early Feasibility Study have been explanted at the subjects’ request. They were explanted after the third year of the study; however, one subject did not participate in the year three assessment. The result is we have three-year safety data for all six subjects, but three-year efficacy data for five of the six subjects. We also have five-year safety and efficacy data for three subjects. Cortigent’s independent medical safety monitor (IMSM) has determined that the reasons for the explants were not related to the device or the surgery. The explants represent a limit in the long-term data that can be collected in the current study. If Cortigent cannot complete, or if it experiences significant delays in developing its technology, applications, or products for use by those patients who can benefit from functional vision restoration, particularly after incurring significant expenditures, Cortigent’s business may fail, and investors may lose the entirety of their investment. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Since Cortigent’s predecessor, Second Sight, has a history of operating losses and Cortigent has no current revenue producing operations, the future of its business is difficult to evaluate.

To date, Cortigent’s operations have consisted of the continued development and clinical studies of its core technologies and implementation of the early parts of Cortigent’s business plan. Our predecessor company, Second Sight, has incurred significant operating losses in each year since its inception and Cortigent will continue to incur additional losses for the next several years. In addition, its losses may be greater than expected and its operating results may suffer. Cortigent has limited historical financial data upon which it may base its projected revenue and its planned operating expenses. This operating history makes it difficult to evaluate its technology or prospective operations and business prospects.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and initial trials may not be predictive of future trial results.

Clinical testing is expensive and can require several or more years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the clinical trial process. The clinical trial requirements for a novel complex technology such as ours are uncertain but could include multiple phases of trials of increasing size and complexity, and FDA or other regulatory authorities may change their views on the clinical requirements during the term of our development program, leading to further and unexpected costs, delays, and risks of failure. Success in nonclinical studies and early feasibility clinical studies do not ensure that expanded clinical trials used to support regulatory submissions will be successful. These setbacks may be caused by, among other things, nonclinical findings made while clinical trials were underway, and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Even if Cortigent’s clinical trials are completed, the results may not be sufficient to obtain regulatory approval or clearance for its product candidates. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Interim “top-line” and preliminary results from Cortigent’s clinical trials that it announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Cortigent may publish interim top-line or preliminary results from its clinical trials. Interim results from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Cortigent previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm Cortigent’s business prospects and may cause the trading price of its common stock to fluctuate significantly.

Risks Related to our Liquidity and Capital Resources

We will require substantial additional capital to support our clinical trials and growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our clinical trials and business growth and will require substantial additional funds to respond to business challenges, including the need to develop new product offerings and features or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses, personnel, and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital when required will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, such as preferred stock as authorized by our Charter, those securities may have rights, preferences, or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business, financial condition, results of operations and prospects may be harmed.

We may invest in or acquire other businesses, and our business may suffer if we are unable successfully to integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we may make acquisitions as opportunities arise to add new or complementary businesses, products, brands, or technologies. In some cases, the costs of such acquisitions may be substantial, including required professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources, and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies, and products into our business;

●	increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic, or cultural challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors resulting from such acquisitions;

●	diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

●	the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing shares of our stock to fund an acquisition would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our shares of capital stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business, financial condition, results of operations and prospects may be seriously harmed.

If we raise capital in the future by issuing shares of common or preferred stock or other equity or equity-linked securities, or convertible debt or other hybrid equity securities, then-existing stockholders may experience dilution, such new securities may have rights senior to those of the Company’s common stock, and the market price of the Company’s common stock may be adversely affected.

If the Company raises capital in the future, then existing stockholders may experience dilution. Our certificate of incorporation, as amended, provides that preferred stock may be issued from time to time in one or more series. The Board is authorized to fix voting rights, designations, powers, and preferences, all relative, participating, optional or other special rights, and any qualifications, limitations, and restrictions thereof, applicable to the shares of each series. The Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of corporate control or the removal of existing management. The issuance of any such securities may adversely impact the market price of the Company’s common stock.

General Risk Factors

Economic downturns and political and market conditions beyond our control, could adversely affect our business, financial condition, results of operations and prospects.

Our financial performance is subject to global and United States economic conditions and their impact on levels of spending by users. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, which may adversely affect our business, financial condition, results of operations and prospects. Should we experience a further downturn resulting from new strains or other waves of the COVID-19 pandemic or other negative global circumstance, our business, financial condition, results of operations or prospects may be materially and adversely affected.

Continued inflation may harm our business and financial condition.

If our costs become subject to significant inflationary pressures, we may not be able to offset these higher costs through price increases, increased insurance coverage, or other pricing adjustments to our business operations. Our inability or failure to do so could harm our business, financial condition, and operating results.

We may be subject to litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

We may in the future face the risk of claims, lawsuits and other proceedings involving intellectual property, privacy, securities, tax, labor and employment, regulatory and compliance, commercial disputes, services and other matters. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects.

Any litigation in which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in its business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses, and liabilities, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

We could be subject to future governmental investigations and inquiries, legal proceedings, and enforcement actions. Any such investigation, inquiry, proceeding or action could adversely affect our business.

We have received formal and informal inquiries from time to time, from government authorities and regulators, regarding compliance with laws and other matters, and we may receive such inquiries in the future, particularly as we grow and expand our operations. Violation of existing or future regulations, regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could adversely affect our business, financial condition, results of operations and prospects. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in a manner materially adverse to our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims.

We intend to maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits or not exceed our applicable deductible, and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Cortigent’s Common Stock

Cortigent’s predecessors, Second Sight and Vivani Medical, have not been profitable to date and Cortigent expects operating losses to continue for the foreseeable future; Cortigent may never be profitable.

Second Sight incurred operating losses and generated negative cash flows since its inception and financed its operations principally through equity investments and borrowings. Cortigent’s ability to generate sufficient revenues to fund operations is uncertain.  For the fiscal years ended December 31, 2023 and 2022, Cortigent generated no revenue from operations and incurred a net loss of $5.4 and $8.6 million, respectively.

Cortigent’s has a limited commercial operating history, therefore, revenue is difficult to forecast. Cortigent expects expenses to increase in the future as it expands its activities in connection with the further development of Orion, our neurostimulation system, in development for stroke rehabilitation, and other future applications. Cortigent cannot assure you that it will be profitable in the future. Accordingly, the extent of Cortigent’s future losses and the time required to achieve profitability, if ever, is uncertain. Failure to achieve profitability could materially and adversely affect the value of its common stock and its ability to affect additional financings. The success of the business depends on its ability to increase revenues to offset expenses. If Cortigent does not achieve profitability, or otherwise falls short of projections, its business, financial condition, and operating results will be materially adversely affected.

Sales, or the availability for sale, of substantial amounts of Cortigent’s common stock could adversely affect the value of its common stock.

Cortigent cannot predict the effect, if any, that future sales of its common stock, or the availability of its common stock for future sales, will have on the market price of its common stock. Sales of substantial amounts of its common stock in the public market and the availability of shares for future sale could adversely affect the prevailing market price of its common stock. This in turn could impair Cortigent’s future ability to raise capital through an offering of its equity securities.

There may be future sales or other dilution of Cortigent’s equity, which may adversely affect the market price of its common stock.

Cortigent is not restricted from issuing additional shares of common stock, other than pursuant to the lockup arrangements with the underwriters. The market price of Cortigent’s common stock could decline resulting from sales of its common stock and warrants or the perception that such sales could occur. Cortigent may issue and sell additional shares of its common stock in private placements or registered offerings in the future. Cortigent also may conduct additional registered rights offerings in the future, pursuant to which it may issue shares of its common stock or other securities.

Risks Relating to Cortigent’s Operations

The COVID-19 pandemic has had an adverse effect on Cortigent’s business and results of operations and is expected to continue to have further adverse effects, which could be material, on its business, results of operations, financial condition, liquidity, and capital investments.

Second Sight’s clinical trials were affected by the COVID-19 outbreak. Patient visits in ongoing clinical trials were delayed, for example, due to prioritization of hospital resources toward the COVID-19 outbreak, travel restrictions imposed by governments, and the inability to access sites for initiation and monitoring. Further, scheduled patient visits to Second Sight’s clinical sites at UCLA and Baylor were temporarily put on hold due to COVID-19. Visits have now resumed at both sites. In addition, the validation study for the revised FLORA assessment was paused due to travel requirements for its completion. COVID-19 has and may continue to adversely affect global economies and financial markets, resulting in an economic downturn that could affect demand for Cortigent’s product candidates, if approved, and impact its operating results. Even as the COVID-19 pandemic subsides, Cortigent may continue to experience an adverse impact to its business due to the continued global economic repercussions of the pandemic. Cortigent could experience further harm to its business, and it cannot anticipate all ways in which health epidemics such as COVID-19 and its variants could adversely impact its business. Although Cortigent is continuing to monitor and assess the effects of the COVID-19 pandemic on its business, the ultimate impact of the COVID-19 outbreaks, or a similar health epidemic, is highly uncertain and subject to change. The impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and any further intensification and spread of the pandemic, the potential uncertainty related to (and proliferation of) new strains, and related actions taken by federal, state, local and international government officials, to prevent and manage the spread of COVID-19. All of these efforts are uncertain, out of our control, and cannot be predicted at this time.COVID-19 has directly and indirectly adversely affected Cortigent and will likely continue to do so for an uncertain period. In March and April 2020 Second Sight laid off the majority of its employees as a result of COVID-19 and an inability to obtain financing. Cortigent retains approximately seven] of Second Sight’s employees to oversee current operations, including some who were re-hired once its financial situation improved, and the future of Cortigent became clearer. The cumulative effects of COVID-19 and its variants on Cortigent cannot be predicted at this time, but could include, without limitation:

●	reputational damages of Cortigent and its products;
●	inability to raise additional funds to finance and continue Cortigent’s operations;
●	inability to maintain adequate office laboratory facilities;
●	inability to retain and hire experienced personnel;
●	diminished ability, or inability, to enroll patients or complete clinical trials and other activities required to achieve regulatory clearance of Cortigent’s products under development;

●	inability to finalize Cortigent’s plan for, and enroll patients into, its proposed pivotal clinical trial;
●	material delays or inability to complete development and commercialization of Orion or other neurostimulation systems in development;
●	inability to satisfy Nasdaq’s continued listing requirements and possible delisting; and
●	other uncertain events that may have negative impacts on Cortigent’s operations.

Materials necessary to manufacture Orion and our other neurostimulation systems in development may not be available on commercially reasonable terms, or at all, which may delay development, manufacturing, and commercialization of Cortigent’s products.

We rely on numerous suppliers to provide various materials, components, and services necessary to produce the Orion system and our next generation product candidates. Certain suppliers are currently sole source because of Cortigent’s low manufacturing volumes and its need for specialty technical or other engineering expertise. Our principal sole source suppliers include Thin Film Industries for metallization of traces on the ceramic substrate, Morgan Advanced Ceramics for brazing the ceramic substrate to the metal wall of a device, Nusil Technology LLC for silicone over-molding, and UHV Sputtering, Inc. for metal deposition on flexible circuits. Although to date this has not occurred, Cortigent’s suppliers may be unable or unwilling to deliver these materials and services on a timely basis or on commercially reasonable terms or may be unable or unwilling to provide materials that meet our regulatory compliance criteria. Should this occur, Cortigent would seek to qualify alternative suppliers or to develop in-house manufacturing capability but may be unable to do so. In the event of any of these circumstances we may incur delays and added expense that could negatively impact developmental timelines and regulatory agreements.

The Argus II and Orion devices used in the ongoing clinical study were manufactured internally and we have maintained this technical expertise. We plan to engage two US-based contract manufacturing organizations (CMO’s) to produce both the Orion and the stroke recovery system for upcoming clinical trials. Following an in-depth evaluation, we selected a preferred manufacturer for the electrode arrays and another to assemble and release the finished medical device systems. Contract negotiations are ongoing and we expect to engage these companies after completing the current offering. However, we cannot assure that we will engage the CMOs until contracts are signed. We may need to identify alternative suppliers if either party declines to sign an agreement with us, or the terms are deemed unfavorable. To date, we have not experienced any material disruptions to our operations due to our reliance on these limited number of suppliers and contract manufacturers.

Substantial design or manufacturing process modifications and regulatory approval might be required to facilitate or qualify an alternate supplier. Even if Cortigent were to qualify alternative suppliers, the substitution of suppliers may be at a higher cost and cause time delays, including those associated with additional possible FDA review, that could impede the development and production of our medical device systems, reduce gross profit margins, and impact our ability to deliver Orion and stroke prevention products as may be timely required. Any of these vendor changes could result in a material adverse impact on our operations and financial condition.

Any failure or delay in completing clinical trials or studies for new product candidates or next generation of Cortigent’s products and the expense of those trials could adversely affect its business.

Preclinical studies and clinical trials required to demonstrate the safety and efficacy of incremental changes, including any new implants, wearable accessories, or software enhancements are time consuming and expensive. If Cortigent is required to conduct additional clinical trials or other studies with respect to any of Cortigent’s product candidates beyond those that it has contemplated, if it is unable to successfully complete its clinical trials or other studies, or if the results of these trials or studies are not positive or are only modestly positive, Cortigent may be delayed in obtaining marketing approval for those product candidates, it may not be able to obtain marketing approval, or it may obtain approval for indications that are not as broad as intended. Cortigent’s product development costs also will increase if it experiences delays in testing or approvals.

The completion of clinical trials for Cortigent’s product candidates could be delayed because of its inability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials; delays in patient enrollment and variability in the number and types of patients available for clinical trials; difficulty in maintaining contact with patients after treatment, resulting in incomplete data; poor effectiveness of product candidates during clinical trials; unforeseen safety issues or side effects; and governmental or regulatory delays and changes in regulatory requirements and guidelines.

If Cortigent incurs significant delays in its clinical trials, its competitors may be able to bring their products to market before Cortigent does, which could result in harming Cortigent’s ability to commercialize its products or potential products. If Cortigent experiences any of these occurrences its business will be materially harmed.

If Cortigent fails to recruit highly skilled personnel to replace employees who have left it, Cortigent’s ability to identify, develop and commercialize new or next generation product candidates will be impaired, could result in loss of markets or market share, and could make it less competitive.

Cortigent’s predecessor, Second Sight, previously laid off the majority of its employees, including key members of its executive management team, because the COVID-19 outbreak affected its ability to fund its operations. Cortigent underwent another reduction-in-force in October 2023 to further reduce operating expenses. The loss of any management executive or any other principal member of its management team or its inability to attract and retain skilled employees could impair its ability to identify, develop and market new products or effectively deal with regulatory and reimbursement matters. To the extent that Cortigent loses experienced personnel, it is critical that it recruit or develop other employees, hire new qualified personnel, and successfully manage the transfer of critical knowledge. No assurance can be given that it will be able to do so.

Cortigent could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Cortigent intends to adopt policies for compliance with these anti-bribery laws, which often carry substantial penalties. Cortigent cannot assure you that its internal control policies and procedures will always protect Cortigent from reckless or other inappropriate acts committed by Cortigent’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on its business, financial position and results of operations, and could cause the market value of Cortigent’s common stock to decline.

Risks Related to Intellectual Property and Other Legal Matters

If Cortigent or its licensors are unable to protect its/their intellectual property, then Cortigent’s financial condition, results of operations, and the value of Cortigent’s technology and products could be adversely affected.

Patents and other proprietary rights are essential to Cortigent’s business, and its ability to compete effectively with other companies is dependent upon the proprietary nature of its technologies. Cortigent also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop, maintain and strengthen its competitive position. Cortigent seeks to protect these, in part, through confidentiality agreements with certain employees, consultants and other parties. Cortigent’s success will depend in part on the ability of it, and its licensors, to obtain, maintain (including making periodic filings and payments) and enforce patent protection for their intellectual property, in particular, those patents to which it has secured exclusive rights. Cortigent’s licensors may not successfully prosecute or continue to prosecute the patent applications which Cortigent has licensed. Even if patents are issued in respect of these patent applications, Cortigent or its licensors may fail to maintain these patents, may determine not to pursue litigation against entities that are infringing upon these patents, or may pursue such enforcement less aggressively than it ordinarily would. Without adequate protection for the intellectual property that Cortigent owns or licenses, other companies might be able to offer substantially identical products for sale, which could unfavorably affect Cortigent’s competitive business position and harm its business prospects. Even if issued, patents may be challenged, invalidated, or circumvented, which could limit Cortigent’s ability to stop competitors from marketing similar products or limit the length of the term of patent protection that Cortigent may have for its products.

In addition, we jointly own certain patents with certain third parties, including the John Hopkins University, Advanced Medical Electronics, Lawrence Livermore National Security, LLC, and the Salk Institute of Biological Studies, wherein we do not have any agreement with each co-owner as to commercialization and enforcement of the co-owned patents. Each co-owner may independently exploit, without consent of, and without accounting to, the other co-owners. A jointly owned patent cannot be enforced unless all owners join in the lawsuit. If a co-owner refuses to participate, the lawsuit cannot proceed. Co-owners may assign or license (non-exclusively) the patent to a third party, including an accused infringer, instead of joining in the suit. Also, although we are responsible in each instance for the costs of maintaining these co-owned patents, each co-owner has no obligation to share with us any proceeds they may receive related to the co-owned properties. Without agreements permitting Cortigent to control the commercialization and enforcement of the co-owned patents, other companies might be able to obtain rights to the co-owned patents, which could unfavorably affect Cortigent’s competitive business position and harm its current or future business prospects.

Litigation or third-party claims of intellectual property infringement or challenges to the validity of Cortigent’s patents would require it to use resources to protect its technology and may prevent or delay the development, regulatory approval or commercialization of the Orion system or new product candidates.

If Cortigent is the target of claims by third parties asserting that its products or intellectual property infringe upon the rights of others it may be forced to incur substantial expenses or divert substantial employee resources from its business and, if successful, those claims could result in Cortigent’s having to pay substantial damages or prevent it from developing one or more product candidates. Further, if a patent infringement suit were brought against Cortigent or its collaborators, it or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. The validity of some of Cortigent’s patents has been challenged. If Cortigent experiences patent infringement claims, or if it elects to avoid potential claims others may be able to assert, Cortigent or its collaborators may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Cortigent or its collaborators were able to obtain a license, the rights may be nonexclusive, which would give Cortigent’s competitors access to the same intellectual property.

Ultimately, Cortigent could be prevented from commercializing a product, or be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement claims, Cortigent or its collaborators are unable to enter into licenses on acceptable terms. This could harm Cortigent’s business significantly. The cost to Cortigent of any litigation or other proceeding, regardless of its merit, even if resolved in its favor, could be substantial. Some of Cortigent’s competitors may be able to bear the costs of such litigation or proceedings more effectively than Cortigent should they have greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Cortigent’s ability to compete in the marketplace. Intellectual property litigation and other proceedings may, regardless of their merit, also absorb significant management time and employee resources.

If Cortigent fails to comply with its obligations in the agreements under which it licenses development or commercialization rights to products or technology from third parties, it could lose license rights that are important to its business.

Cortigent holds an exclusive license from the Doheny Eye Institute (DEI) to control commercialization and enforcement of intellectual property co-owned between the parties relating to the Argus II visual prosthesis and Orion cortical visual prosthesis. This license imposes various commercialization, milestone payment, profit sharing, insurance, and other obligations on Cortigent. If Cortigent fails to comply with any material obligations, DEI will have the right to terminate the license, which covers part of the Argus and Orion systems. The existing or future patents to which Cortigent has rights based on its agreements with DEI may be too narrow to prevent third parties from developing or designing around these patents. Additionally, Cortigent may lose its exclusive rights to the patents and patent applications it co-owns with DEI in the event of a breach or termination of the license agreement. The license, and Cortigent’s obligation to pay to DEI a 0.5% royalty on the Net Sales of Licensed Products, expires with the expiration of the last of the licensed patents in August 2033 or earlier if those patents are found to be invalid or abandoned by the parties. We have paid approximately $356,000 in research milestone payments and royalties to DEI under the agreement through 2019. No further milestone obligations remain under the agreement. We have sold no Licensed Products since 2019 and no additional royalties are payable or due. Cortigent licenses DEI’s interest in the patents to maintain its exclusive use on that intellectual property. Should the license terminate, Cortigent retains the right to utilize the intellectual property but may not be able to prevent others from doing so, in which case Cortigent may lose a competitive advantage.

If Cortigent is unable to protect the intellectual property used in its products, others may be able to copy its innovations which may impair its ability to compete effectively in Cortigent’s markets.

The enforcement of Cortigent’s patents involves complex legal and scientific questions and can be uncertain. As of December 31, 2023, Cortigent has rights in 235 issued U.S. patents, 36 issued European patents (nationalized in France and Germany or a unitary patent plus Great Britain), three pending U.S. patent applications, five pending European patent applications, four issued U.S. design patents and four issued European design registrations (with four corresponding issued British design registrations). Cortigent’s patent applications may be challenged or fail to result in issued patents and its existing or future patents and registrations may be too narrow to prevent third parties from developing or designing around its intellectual property and in that event, it may lose competitive advantage and its business may suffer. Further, the patent applications that Cortigent has filed may fail to result in issued patents. The claims may need to be amended. Even after amendment, a patent may not be issued and in that event, it may not obtain the exclusive use of the intellectual property that it seeks and may lose competitive advantage which could result in harm to Cortigent’s business.

As noted above, our patent estate encompasses various forms of patent protection in the United States, Great Britain, and Europe. Depending on the jurisdiction and the type of patent protections available, we have sought to obtain “invention patents,” “design patents,” and design registrations. In all instances, the issued patent/registration may lapse or expire prematurely, if renewal/maintenance fees are not timely paid.

Although the patentability requirements vary among different jurisdictions, invention patents (or utility patents as referred to in the U.S.) generally protect something new, useful, and non-obvious and undergo an extensive examination prior to issuance. The base term of a U.S. utility patent is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. Europe also recognizes a patent term of 20 years from the priority date for invention patents. Our U.S. patents are estimated to expire between January 2024 and October 2037. Our European patents have been nationalized in France, Great Britain, and Germany and are estimated to expire between January 2024 and December 2036. These patent term estimates are based on issued patents, which may be challenged, invalidated, or circumvented by competitors. The patent expiration estimates do not include any term adjustments or supplemental protection certificates that may be obtained in the future.

U.S. patent laws provide for the granting of design patents to any person who has invented any new and non-obvious ornamental design for an article of manufacture. A design patent protects only the appearance of an article, but not its structural or functional features. A design patent issued prior to May 13, 2015 has a term of 14 years from grant, and no fees are necessary to maintain a design patent in force. Effective May 13, 2015, the patent term has been revised to 15 years from the date of patent grant for design patents issuing from both national design applications and international design applications designating the United States. We have four granted U.S. design patents, which expire between January 2024 and November 2031.

In Europe, the European Union Intellectual Property Office (EUIPO) provides registration of Community designs. For Community design protection, a design must be new and have an individual character. A Registered Community Design (RCD) grants exclusive rights covering the outward appearance of a product, or part of it, resulting from the features of, in particular, the lines, contours, colors, shape, texture and/or materials of the product itself and/or its ornamentation. An RCD is initially valid for five-years from the filing date and can be renewed for five-year periods, up to a maximum of 25 years. Community designs use one single registration procedure, providing holders with strong and uniform protection in the 27 Member States of the European Union. As of January 1, 2021, the UK was no longer subject to the EUIPO design regime. For an EU RCD issued and active as of December 31, 2020, a corresponding UK registered design right was automatically created. The application filing dates of all impacted EU RCDs will be maintained for each cloned UK design right, and the corresponding UK design right will remain active and in force, subject to the same renewal deadlines and ultimate term of protection as the corresponding EU RCD. However, moving forward, each UK design registration will be treated as if it had been applied for and originally registered under UK law, and renewal payments will be separately required for each cloned UK registration. We have 6 European design registrations, with 6 corresponding (‘cloned’) British design registrations, that expire between December 2032 and November 2040.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from competitive products. At the time of the expiration of the relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Act”) in the United States may be available to extend the patent term, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Medical device patents eligible for patent term extension are those covering medical devices approved under Section 515 of the Federal Food, Drug, and Cosmetic Act (“FFDCA”), the so called “Class III” medical devices. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Third-party claims of intellectual property infringement may prevent or delay Cortigent’s development and commercialization activities for Orion.

Although Cortigent is not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to the Argus II or Orion systems, the medical device industry is characterized by many litigation cases regarding patents and other intellectual property rights. Other parties may in the future allege that Cortigent’s activities infringe their patents or that Cortigent is employing their proprietary technology without authorization. Cortigent may not have identified all the patents, patent applications or published literature that affect Cortigent’s business either by blocking its ability to commercialize its product, by preventing the patentability of one or more aspects of its products or those of its licensors, or by covering the same or similar technologies that may affect its ability to market its product.

In addition, even in the absence of litigation, Cortigent may need to obtain licenses from third parties to advance Cortigent’s research or allow commercialization of its product candidates, and it has done so from time to time. Cortigent may fail to obtain future licenses at a reasonable cost or on reasonable terms, if at all. In that event, Cortigent may be unable to further develop and commercialize one or more of its product candidates, which could harm its business significantly.

Cortigent may become involved in future lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe Cortigent’s patents or the patents of its licensors. To counter infringement or unauthorized use, Cortigent may file infringement claims, which can be expensive and time consuming. Further, in an infringement proceeding, a court may decide that a patent of ours or of Cortigent’s licensors is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that Cortigent’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Cortigent’s patents at risk of being invalidated or interpreted narrowly and could put Cortigent’s patent applications at risk of not being issued.

The U.S. Patent and Trademark Office (USPTO) may initiate interference or derivation proceedings to determine the priority of inventions described in or otherwise affecting Cortigent’s patents and patent applications or those of Cortigent’s collaborators or licensors. An unfavorable outcome could require Cortigent to cease using the technology or to attempt to license rights to it from the prevailing party. Cortigent’s business could be harmed if a prevailing party does not offer it a license on terms that are acceptable to Cortigent. Such proceedings may fail and, even if successful, may result in substantial costs and distraction of Cortigent’s management and other employees.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other medical device companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the medical device industries involve both technological complexity and legal complexity. Therefore, obtaining and enforcing medical device patents is costly, time-consuming, and inherently uncertain. In addition, the America Invents Act (AIA) which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent with the USPTO. This applies to all our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. In addition, the USPTO and European and other patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such noncompliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States or the EU. These products may compete with our product candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before grant. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity, or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether successful or not, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us.

We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired. Cortigent may not be able to prevent, alone or with Cortigent’s licensors, misappropriation of Cortigent’s proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the U.S.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers, competitors, or other third parties. Although we endeavor to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our product, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers or other third parties. An inability to incorporate technologies or features that are important or essential to our product may prevent us from selling our product. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product.

We may rely on government funding and collaboration with government entities for our product development, which adds uncertainty to our research and development efforts and may impose requirements that increase the costs of development, commercialization and production of any programs developed under those government-funded programs.

Because we anticipate the resources necessary to develop our product candidates will be substantial, we explored, have been granted, and may continue to explore funding and development collaboration opportunities with the U.S. government and its agencies. For example, we have received funding from the National Institutes of Health (NIH). We have no control or input over whether an application for grant funding or any other funding will be accepted or approved, in full or in part, and we cannot provide investors with any assurances that we will receive such funding.

Contracts and grants funded by the U.S. government and its agencies, contain provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

●	reduce or modify the government’s obligations under such agreements without the consent of the other party;
●	claim rights, including Intellectual Property rights, in products and data developed under such agreements;
●	audit contract-related costs and fees, including allocated indirect costs;
●	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
●	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;
●	suspend or debar the contractor or grantee from doing future business with the government;
●	control and potentially prohibit the export of products;
●	pursue criminal or civil remedies under the False Claims Act, False Statements Act, and similar remedy provisions specific to government agreements; and
●	limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

If we receive such grants or agreements, we may not have the right to prohibit the U.S. government from using certain technologies developed by us, and we may not be able to prohibit third parties, including our competitors, from using those technologies in providing products and services to the U.S. government. Further, under such agreements we could be subject to obligations to, and the rights of, the U.S. government set forth in the Bayh-Dole Act of 1980, meaning the U.S. government may have rights in certain inventions developed under these government-funded agreements, including a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government could have the right to require us to grant exclusive, partially exclusive, or nonexclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, also referred to as “march-in rights.” Although the U.S. government’s historic restraint with respect to these rights indicates they are unlikely to be used, any exercise of the march-in rights could harm our competitive position, business, financial condition, results of operations, and prospects. In the event we would be subject to the U.S. government’s exercise of such march-in rights, we may receive compensation that is deemed reasonable by the U.S. government in its sole discretion, which may be less than what we might be able to obtain in the open market.

Additionally, the U.S. government requires that any products embodying any invention generated using U.S. government funding be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States, or that domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. manufacturers for products covered by such intellectual property.

Although we may need to comply with some of these obligations, not all of the aforementioned obligations may be applicable to us unless and only to the extent that we receive a government grant, contract or other agreement. However, as an organization, we are relatively new to government contracting and new to the regulatory compliance obligations that such contracting entails. If we were to fail to maintain compliance with those obligations, we may be subject to potential liability and to termination of our contracts, which may have a materially adverse effect on our ability to develop our vaccine product candidates.

Cortigent is increasingly dependent on sophisticated information technology systems, including systems from third parties, and if it fails to properly maintain the integrity of Cortigent’s data or if Cortigent’s products do not operate as intended, Cortigent’s business could be materially and adversely affected.

Cortigent is increasingly dependent on sophisticated information technology systems for Cortigent’s products and infrastructure, and it relies on these information technology systems, including technology from third-party vendors, to process, transmit and store electronic information in Cortigent’s day-to-day operations. We use industry standard security measures to protect our IT infrastructure. We hold no customer social security numbers nor any or personal financial information of customers. While we hold medical information of customers, we follow all Health Insurance Portability and Accountability Act (HIPAA) and Health Information Technology for Economic and Clinical Health (HITECH) Act guidelines safeguarding customer medical information. Cortigent continuously monitors, upgrades, and expands the systems it operates to improve information systems capabilities. Cortigent’s information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop or contract new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, and the increasing need to protect patient and customer information. In addition, third parties may attempt to hack into Cortigent’s products or systems and may obtain data relating to patients with Cortigent’s products or proprietary information. If Cortigent fails to maintain or protect Cortigent’s information systems and data integrity with cyber security effectively, it could have difficulty attracting patients, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions, fines, or penalties imposed, have increases in operating expenses, incur expenses or lose revenue as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that Cortigent’s process of upgrading and expanding Cortigent’s information systems capabilities, protecting and enhancing Cortigent’s systems including cyber security methods, and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Cortigent’s products contain hardware and software protections which are intended to prevent unauthorized access or control of Cortigent’s implanted device. However, if an unauthorized user breaches Cortigent’s controls and gains access to one of Cortigent’s devices implanted in a patient, serious harm, injury and/or death may result. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on Cortigent’s business.

We have had no breaches of our information systems or controls. Our industry standard IT security measures are designed according to guidelines from the National Institute of Standards and Technology (NIST), the Sarbanes Oxley Act (SOX), the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act (HITECH), and Food and Drug Administration (FDA) 21 CFR Part 11.

Some key protective measures include physical access restriction, firewall systems with intrusion detection and malware scanning features, virtual private network or VPN for any required remote access, a separate WiFi network, high endpoint protection including ransomware protection and proactive responses, and several layers of incoming email protection against attacks. We use equipment and software from leading vendors for these roles and maintain support and update subscriptions for them.  All portable computers are configured for full-disk encryption. Access and attempted access to information systems are logged. Backups of internal server systems are updated overnight Monday through Friday of each week.

Data derived from our clinical trials is held by a third party supplier that has been audited for ISO 27001 compliance, and is de-identified for subject safety and subject privacy.  Access is limited to those who directly need to use that data, and these personnel are trained in proper handling of sensitive data.

Product liability lawsuits could divert Cortigent’s resources, result in substantial liabilities and reduce the commercial potential of Cortigent’s products.

Cortigent faces a risk of product liability claims arising from the prosthesis being implanted, and it is possible that it may be held liable for injuries of patients who receive Cortigent’s product. These lawsuits may divert Cortigent’s management from pursuing Cortigent’s business strategy and may be costly to defend. In addition, if Cortigent is held liable in any of these lawsuits, it may incur substantial liabilities and may be forced to limit or forego further commercialization of one or more of Cortigent’s products. Cortigent maintains no product liability insurance relating to Cortigent’s clinical trials and commercial sales, and while it intends to obtain such coverage prior to the closing of the offering, may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims, which could prevent or inhibit the commercial production and sale of Cortigent’s products. If the use of Cortigent’s products harm or are alleged to harm people, it may be subject to costly and damaging product liability claims that exceed Cortigent’s policy limits and cause Cortigent significant losses that could seriously harm Cortigent’s financial condition or reputation.

Legislative or regulatory reform of the health care system in the U.S. and foreign jurisdictions may adversely impact Cortigent’s business, operations, or financial results.

Cortigent’s industry is highly regulated and changes in law may adversely impact Cortigent’s business, operations, or financial results. In March 2010, the Patient Protection and Affordable Care Act, and a related reconciliation bill were signed into law. This legislation changes the current system of healthcare insurance and benefits intended to broaden coverage and control costs. The law also contains provisions that will affect companies in the medical device industry and other healthcare related industries by imposing additional costs and changes to business practices.

Moreover, in some foreign countries, including countries in Europe and Canada, the pricing of approved medical devices is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take 12 months or longer after the receipt of regulatory approval and product launch. To obtain reimbursement or pricing approval in some countries, Cortigent may be required to conduct a clinical trial that compares the cost-effectiveness of Cortigent’s product candidate to other available therapies. Cortigent’s business could be materially harmed if reimbursement of Cortigent’s products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

Cortigent cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments appear likely, and it expects ongoing initiatives in the U.S. and Europe. These reforms could have an adverse effect on Cortigent’s ability to obtain timely regulatory approval for new products and on anticipated revenues from product candidates, both of which may affect Cortigent’s overall financial condition.

Cortigent is a “non-accelerated filer” and a “smaller reporting company” for SEC filing purposes and it cannot be certain if the applicable reduced disclosure requirements will make Cortigent’s common stock less attractive to investors.

For so long as Cortigent remains a “non-accelerated filer” it may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “non-accelerated filers,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in Cortigent’s periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved. Investors may find Cortigent’s common stock less attractive because Cortigent relies on these exemptions. If some investors find Cortigent’s common stock less attractive as a result, there may be a less active trading market for Cortigent’s common stock, and Cortigent’s stock price may be more volatile or may decline.

In addition, Section 107 of the JOBS Act also provides that a “smaller reporting company” can take advantage of an extended transition period for complying with new or revised accounting standards. We intend to take advantage of the benefits of this extended transition period. As a result of our taking advantage of the JOBS Act exemptions, we may not be comparable in all respects to other issuers that do not take advantage of, or do not qualify for, the JOBS Act exemptions. Investors should be cautioned to take JOBS Act exemptions into account when comparing Cortigent to other companies including with regard to our financial statement disclosures. We cannot be certain if the reduced disclosure requirements applicable to emerging-growth companies may make our common stock less attractive to investors.

Risks Relating to Cortigent’s Financial Results and Need for Financing

Our financial statements have been prepared on a going concern basis and our financial condition creates doubt as to whether we will be able to continue as a going concern.

Our financial statements have been presented on the basis that our business is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We are subject to the risks and uncertainties associated with a business with no revenue that is developing novel medical devices, including limitations on our operating capital resources. We have incurred recurring operating losses and negative operating cash flows since inception, and we expect to continue to incur operating losses and negative operating cash flows for the foreseeable future. Our future operations are dependent upon successful development and commercialization of our products, attaining regulatory approvals, the outcomes of lengthy and costly patient studies, the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. No assurance can be given that we will be successful in completing any of these endeavors or in achieving or maintaining profitability. In March 2023 the Company and Vivani entered into a Transition Funding, Support and Services Agreement, amended in August 2023, by which Vivani has advanced and will continue to advance funds and provide or cause to be provided to the Company the services and funding that will cover salaries and related costs, rent and other overhead in order to permit the Company to operate in substantially the same manner in which business operations of the Company were previously operated by Second Sight, prior to the formation of Cortigent, which obligations will continue, in the case of the funding obligations, until the earlier of December 31, 2024 or receipt of proceeds from this offering. See “Certain Relationships and Related Party Transactions.” Our auditors have not referenced any going concern language within their opinion and our financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Fluctuations in Cortigent’s quarterly operating results and negative cash flows could adversely affect the price of Cortigent’s common stock.

Cortigent’s operating results will be affected by numerous factors such as:

●	the absence of revenue from product sales as a result of refocusing Cortigent’s business and resources to Orion II and to stroke rehabilitation as the production of the Argus II system was discontinued and Cortigent’s marketing and implants of Argus II were eliminated;
●	the status of Cortigent’s preclinical and clinical development programs;
●	continued clinical results from Cortigent’s Early Feasibility Study (EFS) of six subjects currently under way at UCLA and Baylor;
●	the filing and acceptance of an Investigational Device Exemption (IDE) with the FDA to initiate a larger pivotal trial for regulatory approval;
●	clinical results from conducting Cortigent’s larger pivotal trial(s):
●	three of Cortigent’s six-patient EFS study have had the devices explanted which could cause Cortigent to have difficulty recruiting future subjects for implantation;
●	Cortigent’s ability to obtain regulatory approval of the Orion, or the stroke recovery system, or other neurostimulation systems in the U.S. and other jurisdictions;
●	the emergence of products that compete with Cortigent’s product candidates;
●	Cortigent’s ability to leverage Argus II technology for cortical stimulation using Orion;
●	the status of Cortigent’s preclinical and clinical development programs, variations in the level of expenses related to Cortigent’s existing product candidates or preclinical and clinical development programs;
●	execution of collaborative, licensing or other arrangements, and the timing of payments received or made under those arrangements;
●	any intellectual property infringement lawsuits to which Cortigent may become a party; and
●	Cortigent’s ability to obtain reimbursement from government or private payors at levels Cortigent deems adequate to sustain Cortigent’s operations.

If Cortigent’s quarterly operating results fall below the expectations of investors or securities analysts, or if it experiences delays in reaching commercialization of the Orion or other neurostimulation systems being developed, the price of Cortigent’s common stock could decline substantially. Any quarterly fluctuations in Cortigent’s operating results and cash flows may cause the price of Cortigent’s stock to fluctuate substantially. Cortigent believes that, in the near term, quarterly comparisons of Cortigent’s financial results are not necessarily meaningful and should not be relied upon as an indication of Cortigent’s future performance.

Cortigent will need substantial additional capital to support Cortigent’s operations and growth. Additional capital may be difficult to obtain, restricting Cortigent’s operations and resulting in additional dilution to Cortigent’s stockholders.

Cortigent’s business requires substantial additional capital for implementation of Cortigent’s long term business plan. Cortigent and Vivani have entered into a Transition Funding, Support and Services Agreement in March 2023 by which Vivani will advance funds and provide or cause to be provided the funding and support services that can sustain Cortigent’s operations from January 2023, until the earlier of December 31, 2024 or receipt of proceeds from this offering. By that agreement we were required to pay, from the proceeds of this offering, all amounts advanced to us by Vivani. In August 2023 Vivani and we amended that agreement to provide for (i) repayment of $1.5 million from proceeds of this offering and (ii) issuance of a five-year promissory note requiring repayment of $2 million at five percent per year upon maturity of the promissory note. By this amendment Vivani also agreed that we shall not be obligated to repay any funding support payments that it made to us which exceed a cumulative $3.5 million.

See “Use of Proceeds.” If the net proceeds of this offering are not adequate to permit the listing of our common stock on the Nasdaq Capital Market then Vivani has agreed to advance or arrange for the advancement of one or more additional payments to us which may be made before, on or after the closing of this offering to the extent necessary to permit the Nasdaq listing. If any such additional payments are made we will repay these additional amounts to Vivani upon such other terms and conditions that we may mutually agree upon and such obligations may be evidenced by one or more instruments to be negotiated and agreed upon by us and Vivani. See “Certain Relationships and Related Party Transactions.” The amount of funds needed for Cortigent’s business following the termination of these support arrangements will be determined by many factors, some of which are beyond Cortigent’s control, and Cortigent may need funds sooner than currently anticipated. These factors include:

●	the amount of Cortigent’s future operating losses;
●	ongoing commercialization planning for our neurostimulation systems;
●	the amount of Cortigent’s research and development, including research and development for the Orion visual prosthesis, marketing, and general and administrative expenses; and
●	regulatory changes and technological developments in Cortigent’s markets.

If Cortigent raises additional funds by selling shares of Cortigent’s capital stock, the ownership interest of Cortigent’s current stockholder will be diluted. If Cortigent is unable to obtain additional funds on a timely basis or on terms favorable to Cortigent, it may be required to cease or reduce certain research and development projects, to sell some or all of Cortigent’s technology or assets or business units or to merge all or a portion of Cortigent’s business with another entity.

Risks Related to Cortigent’s Business and Industry

Cortigent has incurred operating losses since inception and likely will continue to incur losses for the foreseeable future.

Cortigent has had a history of operating losses and it expects that operating losses will continue into the near term. Although Cortigent has had sales of the Argus II product, these limited sales were insufficient to cover Cortigent’s operating expenses. Given the limited addressable market of Argus II, Cortigent no longer markets the Argus II and has focused all of Cortigent’s resources on the development of Orion, our new system being developed for stroke recovery, and exploring other applications for our core neurostimulation technology. Cortigent’s ability to generate positive cash flow will hinge on Cortigent’s ability to develop our novel neurostimulation medical device systems, correctly price Cortigent’s products to Cortigent’s markets, and obtain government and private insurance reimbursement. As of December 31, 2023, Cortigent’s net parent investment (deficit) was $(3,293,000). Cortigent can give no assurance that it will be profitable even if it successfully commercializes Cortigent’s products. Failure to become and remain profitable may adversely affect the market price of Cortigent’s common stock and Cortigent’s ability to raise capital and continue operations.

Cortigent’s business is subject to international economic, political, and other risks that could negatively affect Cortigent’s results of operations or financial position.

Cortigent anticipates that revenue from Europe and other countries outside the U.S. may be material to Cortigent’s future long-term success. Accordingly, Cortigent’s operations are subject to risks associated with doing business internationally, including:

●	currency exchange variations;
●	extended collection timelines for accounts receivable;
●	greater working capital requirements;
●	multiple legal frameworks and unexpected changes in legal and regulatory requirements;
●	the need to ensure compliance with the numerous regulatory and legal requirements applicable to Cortigent’s business in each of these jurisdictions and to maintain an effective compliance program to ensure compliance with these requirements;
●	political changes in the foreign governments impacting health policy and trade;
●	tariffs, export restrictions, trade barriers and other regulatory or contractual limitations that could impact Cortigent’s ability to sell or develop Cortigent’s products in certain foreign markets;
●	trade laws and business practices favoring local competition; and
●	adverse economic conditions, including the stability and solvency of business financial markets, financial institutions and sovereign nations and the healthcare expenditure of domestic or foreign nations.

The realization of any of these or other risks associated with operating in Europe or other non-U.S. countries could have a material adverse effect on Cortigent’s business, results of operations or financial condition.

Cortigent is subject to stringent domestic and foreign medical device regulation and any unfavorable regulatory action may materially and adversely affect Cortigent’s financial condition and business operations.

Cortigent’s products, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces Cortigent’s compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and the safety and effectiveness of Cortigent’s medical devices. The process of obtaining marketing approval or clearance from the FDA and comparable foreign bodies for new products, or for enhancements, expansion of the indications or modifications to existing products, could:

●	take a significant, indeterminate amount of time;
●	result in product shortages due to regulatory delays;
●	require the expenditure of substantial resources;
●	involve rigorous pre-clinical and clinical testing, and possibly post-market surveillance;
●	involve modifications, repairs, or replacements of Cortigent’s products;
●	require design changes of Cortigent’s products;
●	result in limitations on the indicated uses of Cortigent’s products; and
●	result in Cortigent’s never being granted the regulatory approval Cortigent seeks.

Any of these occurrences that Cortigent might experience will cause Cortigent’s operations to suffer, harm Cortigent’s competitive standing and result in further losses that adversely affect Cortigent’s financial condition.

Cortigent has ongoing responsibilities under FDA and international regulations, both before and after a product is commercially released. For example, Cortigent is required to comply with the FDA’s Quality System Regulation (QSR), which mandates that manufacturers of medical devices adhere to certain quality assurance requirements pertaining, among other things, to validation of manufacturing processes, controls for purchasing product components, and documentation practices. As another example, the Medical Device Reporting regulation requires Cortigent to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. If the FDA were to conclude that Cortigent is not in compliance with applicable laws or regulations, or that any of Cortigent’s medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize such medical devices, order a recall, repair, replacement, or refund of such devices, or require Cortigent to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA has been increasing its scrutiny of the medical device industry and the government is expected to continue to scrutinize the industry closely with inspections and possibly enforcement actions by the FDA or other agencies. Additionally, the FDA may restrict manufacturing and impose other operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against Cortigent’s officers, employees, or Cortigent. Any adverse regulatory action, depending on its magnitude, may restrict Cortigent from effectively manufacturing, marketing, and selling Cortigent’s products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on Cortigent’s financial condition and results of operations.

The number and type of preclinical and clinical tests that will be required for regulatory approval of our specific novel and complex devices are highly uncertain and may vary or change depending on various factors, including the disease or condition to be treated, the jurisdiction in which Cortigent is seeking approval and the regulations applicable to that particular medical device. Regulatory agencies, including those in the U.S., Canada, Europe, and other countries where medical devices are regulated, can delay, limit or deny approval of a product for many reasons. For example,

●	a medical device may not be safe or effective;
●	regulatory agencies may interpret data from preclinical and clinical testing differently than Cortigent does;
●	regulatory agencies may not approve Cortigent’s manufacturing processes;
●	regulatory agencies may conclude that Cortigent’s device does not meet quality standards for durability, long-term reliability, biocompatibility, electromagnetic compatibility, electrical safety; and
●	regulatory agencies may change their approval policies or adopt new regulations.

The FDA may make requests or suggestions regarding conduct of Cortigent’s clinical trials, resulting in an increased risk of difficulties or delays in obtaining regulatory approval in the U.S. Any of these occurrences could prove materially harmful to Cortigent’s operations and business.

Any revenue from sales of Orion or our other neurostimulation systems being developed will be dependent upon the pricing and reimbursement guidelines adopted in each country, and if pricing and reimbursement levels are inadequate to achieve profitability Cortigent’s operations will suffer.

Cortigent’s financial success is dependent on Cortigent’s ability to price Cortigent’s products in a manner acceptable to government and private payers while still maintaining Cortigent’s profit margins. Numerous factors that may be beyond Cortigent’s control may ultimately impact Cortigent’s pricing of our products and determine whether Cortigent is able to obtain reimbursement or reimbursement at adequate levels from governmental programs and private insurance. If Cortigent is unable to obtain reimbursement or Cortigent’s products are not adequately reimbursed, it will experience reduced sales, Cortigent’s revenues likely will be adversely affected, and it may not become profitable.

Obtaining reimbursement approvals is time consuming, requires substantial management attention, and is expensive. Cortigent’s business will be materially adversely affected if Cortigent does not receive approval for reimbursement of our products under government programs and from private insurers on a timely or satisfactory basis. Limitations on coverage could also be imposed at the local Medicare Administrative Contractor level or by fiscal intermediaries in the U.S., and by regional or national funding agencies in Europe. Cortigent’s business could be materially adversely affected if the Medicare program, local Medicare Administrative Contractors, or fiscal intermediaries were to make such a determination and deny, restrict, or limit the reimbursement of our products. Similarly, in Europe, these governmental and other agencies could deny, restrict, or limit the reimbursement of our products at the hospital, regional or national level. Cortigent’s business also could be adversely affected if surgeons and the facilities within which they operate are not adequately reimbursed by Medicare and other funding agencies for the cost of the procedure in which they implant our products on a basis satisfactory to the administering surgeons and their facilities. If the local contractors that administer the Medicare program and other funding agencies are slow to reimburse surgeons or provider facilities for our products, the surgeons and facilities may delay their payments to Cortigent, which would adversely affect Cortigent’s working capital requirements. Also, if the funding agencies delay reimbursement payments to the hospitals, any increase to their working capital requirements could reduce their willingness to treat patients who wish to have Cortigent’s our products devices implanted. If reimbursement for Cortigent’s products is unavailable, limited in scope or amount, or if pricing is set at unsatisfactory levels, Cortigent’s business will be materially harmed.

Cortigent’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

To obtain marketing approval for Orion, or the stroke recovery system, or other neurostimulation systems that may be developed, Cortigent must demonstrate safety and efficacy through clinical trials as well as additional supporting data. If our products are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, Cortigent may need to interrupt, delay, or abandon development, cause it to have reduced functionality, or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Cortigent is conducting an initial feasibility clinical study of Orion at UCLA and Baylor, but Cortigent cannot guarantee that any positive results in this limited trial will successfully translate to a pivotal clinical trial. It is not uncommon to observe results in human clinical trials that are unexpected based on limited trials testing, and many product candidates fail in large clinical trials despite promising limited clinical trial results. Moreover, clinical data is often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain marketing approval for their products. No assurance can be given that Cortigent will not encounter similar results in our clinical trials.

Human subjects in Cortigent’s clinical trials may suffer significant adverse events, tolerability issues or other side effects associated with the surgical implantation, chronic implantation, and chronic use of our medical devices. No assurance can be given that Cortigent will not encounter adverse events in Cortigent’s Orion trials. The observed efficacy and extent of light perception and vision restoration for subjects implanted with Orion in Cortigent’s feasibility study may not be maintained over the long term or may not be observed in a larger pivotal clinical trial. If general clinical trials of Orion fail to demonstrate efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Cortigent may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of Orion.

For example, in June 2018, one subject in Second Sight’s Early Feasibility Study for Orion (“EFS”) experienced a seizure while in the clinic when Second Sight was evaluating a specific video stimulation algorithm. The seizure resolved quickly with medication and the subject was released from the clinic without need for hospitalization or further treatment. The subject was allowed to continue using the Orion device after the serious adverse event was reviewed by a safety committee for the study and clinicians at the implanting institution.

If our medical devices experience defects, or significant adverse events, or other side effects are observed in any of Cortigent’s future clinical trials, we may have difficulty recruiting subjects to the clinical trial, subjects may drop out of the trial, or we may be required to abandon the trial or development efforts of that product candidate altogether. Cortigent, the FDA, or other applicable regulatory authorities in addition to Institutional Review Boards (IRBs) or Data and Safety Monitoring Committees may suspend clinical trials of our neurostimulation systems at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks. Devices developed in the prosthesis industry that initially showed promise in early-stage studies have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude our products from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its actual or perceived safety and tolerability profile. Any of these developments could materially harm Cortigent’s business, financial condition, and prospects.

Should Orion, or the stroke recovery system, or other neuromodulation systems that may be developed obtain marketing approval, adverse effects associated with it may also develop after such approval and could lead to requirements for conducting additional clinical safety trials, placing additional warnings in the labeling, imposing significant restrictions, or withdrawing the product from the market while further incurring attendant costs of explants and exposure to litigation. Cortigent cannot predict whether our products being developed will cause significant adverse effects in humans that would preclude or lead to the revocation of regulatory approval. However, any such event, were it to occur, would cause substantial harm to Cortigent’s business and financial condition.

Cortigent is also subject to stringent government regulation in European and other foreign countries, which could delay or prevent Cortigent’s ability to sell Cortigent’s products in those jurisdictions.

Cortigent may pursue market authorizations for our neurostimulation systems in additional jurisdictions and undergo additional audits. For Cortigent to market products in Europe and some other international jurisdictions, Cortigent and Cortigent’s distributors and agents must obtain required regulatory registrations or approvals. The approval procedure varies among countries and jurisdictions and can involve additional testing, and the time and costs required to obtain approval may differ from that required to obtain an approval by the FDA. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. Violations of foreign laws governing use of medical devices may lead to actions against Cortigent by the FDA as well as by foreign authorities. Cortigent must also comply with extensive regulations regarding safety, efficacy, and quality in those jurisdictions. Cortigent may not be able to obtain all the required regulatory registrations or approvals, or it may be required to incur significant costs in obtaining or maintaining any regulatory registrations or approvals it receives. Delays in obtaining any registrations or approvals required for marketing Cortigent’s products, failure to receive these registrations or approvals, or future loss of previously obtained registrations or approvals would limit Cortigent’s ability to sell our products internationally. For example, international regulatory bodies have adopted various regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties, and tax requirements. These regulations vary from country to country. In order to sell Cortigent’s products in Europe, Cortigent must reestablish its ISO 13485:2016 certification and CE mark certification that have lapsed, which is an international symbol of quality and compliance with applicable European medical device directives. Failure to reinstate and maintain the ISO 13485:2016 certification or CE mark certification or other international regulatory approvals would prevent Cortigent from selling in some countries in Europe and elsewhere and could harm Cortigent’s business materially.

Even if Cortigent obtains clearance or approval to sell Cortigent’s products, it is subject to ongoing requirements and inspections that could lead to the restriction, suspension, or revocation of Cortigent’s clearance.

Cortigent, as well as any potential collaborative partners such as distributors, will be required to adhere to applicable FDA regulations regarding good manufacturing practice, which include testing, control, and documentation requirements. Cortigent is subject to similar regulations in foreign countries. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Ongoing compliance with good manufacturing practice and other applicable regulatory requirements is strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable agencies. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements would limit Cortigent’s ability to operate and could increase Cortigent’s costs.

Cortigent has no large-scale manufacturing experience, which could limit Cortigent’s growth.

Cortigent’s limited manufacturing experience may not enable it or any outside suppliers to make Cortigent’s products in the volumes that would be necessary for it to achieve a significant number of commercial sales. Cortigent’s product involves new and technologically complex materials and processes. As Cortigent moves from making product for clinical trials to larger quantities for greater commercial distribution, it must develop new internal or external manufacturing techniques and processes that allow it to scale production. Cortigent may not be able to establish and maintain reliable, efficient, full-scale manufacturing at commercially reasonable costs in a timely fashion. Difficulties Cortigent encounters in manufacturing scale-up, or Cortigent’s failure to implement and maintain Cortigent’s or outside manufacturing facilities in accordance with good manufacturing practice regulations, international quality standards or other regulatory requirements, could result in a delay or termination of production. To date, Cortigent’s manufacturing activities have largely been to provide units for clinical testing and commercial sales of the now discontinued Argus II system. Cortigent may face substantial difficulties in re-establishing and maintaining manufacturing and obtaining the manufacturing from outside suppliers for Cortigent’s products at a larger commercial scale and those difficulties may impact the quality of Cortigent’s products and adversely affect Cortigent’s ability to increase sales.

To establish its sales and marketing infrastructure, Cortigent will need to grow the size of its organization, and it may experience delays or other difficulties in managing this growth.

As Cortigent’s development and commercialization plans and strategies evolve, it will need to expand the size of Cortigent’s employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate, and integrate additional employees. Cortigent’s management team may have to use a substantial amount of time to manage these growth activities. Cortigent’s future financial performance and our ability to commercialize our neuromodulation systems and other product candidates and compete effectively will depend, in part, on Cortigent’s ability to timely and effectively manage any future growth and related costs. Cortigent may not be able to effectively manage a rapid pace of growth and timely implement improvements to Cortigent’s management infrastructure and control systems.

Cortigent may acquire additional businesses or form strategic alliances in the future, and it may not realize the benefits of such acquisitions or alliances.

Cortigent may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that it believes will complement or augment our planned development activities and business. If Cortigent acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if it is unable to successfully integrate them with Cortigent’s existing operations and company culture. Cortigent may have difficulty in developing, manufacturing, and marketing the products of a newly acquired company that enhances the performance of Cortigent’s combined businesses or product lines to realize value from expected synergies. Cortigent cannot assure that, following an acquisition, it will achieve the revenues or specific net income that justifies the acquisition.

Risks Related to This Offering, the Securities Market, and Ownership of Our Common Stock

The price of our common stock may be volatile, and the value of your investment could decline.

Medical technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose substantially all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include:

●	announcements of new offerings, products, services, therapies, treatments or technologies, commercial relationships, acquisitions or other events by us or our competitors,
●	challenges to our patents and the patents underlying the patents and intellectual property that we license,
●	United States and European approvals or denials of our products,
●	price and volume fluctuations in the overall stock market from time to time,
●	significant volatility in the market price and trading volume of technology companies in general,
●	fluctuations in the trading volume of our shares or the size of our public float,
●	actual or anticipated changes or fluctuations in our results of operations,
●	whether our results of operations meet the expectations of securities analysts or investors,
●	actual or anticipated changes in the expectations of investors or securities analysts,
●	litigation involving us, our industry, or both,
●	regulatory developments in the United States, foreign countries, or both,
●	general economic conditions and trends,
●	major catastrophic events,
●	lockup releases, sales of large blocks of our common stock,
●	departures of key employees, or
●	an adverse impact on the company from any of the other risks cited herein.

In addition, if the market for medical technology stocks or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, including sales after the “lock-up” period, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Upon completion of this offering, we will have shares of common stock outstanding. All shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting,” our directors, officers and Vivani as our sole stockholder have agreed not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriter for a period of 12 months from the date of this prospectus (the “lockup period”). When these lockup periods expire, the locked-up security holders will be able to sell shares in the public market. In addition, the underwriter may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the applicable lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Following this offering, our parent, Vivani, Inc., will retain the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

Our parent, Vivani Inc., will beneficially own approximately 77% of the outstanding shares of our common stock after this offering. As a result, Vivani will continue to be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. Vivani may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of voting power may have the effect of deterring, delaying, or impeding actions that could be beneficial to you, including actions that may be supported by our board of directors, and deprive our shareholders of an opportunity to receive a premium for their common stock as part of sale of our company and might ultimately affect the market price of our common stock.

Our separation from Vivani could lead to potential conflicts of interest.

Cortigent and Vivani have entered into a Transition Funding, Support and Services Agreement in March 2023 by which each party will continue to provide or cause to be provided the support services of certain corporate executives in a manner generally consistent with the arrangements between the companies prior to the completion of this offering for a duration of until the earlier of December 31, 2024 or receipt of proceeds from this offering. Certain of these arrangements for support services are expected to continue following receipt of proceeds from this offering. See “Certain Relationships and Related Party Transactions.” In addition, such arrangements will require the corporate executives involved to divide their time and efforts between Vivani and Cortigent and to exercise their judgment on behalf of each of them as appropriate, which could create or appear to create potential conflicts of interest when such executives are faced with decisions that could have different implications for Vivani and Cortigent. Nevertheless, we believe such executives will be able to fulfill their fiduciary obligations to our stockholders.

We expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements of Nasdaq.

So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we will qualify as a “controlled company” under listing requirements of Nasdaq. After the completion of this offering, Vivani will continue to beneficially hold a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” under the Nasdaq rules. As a controlled company, we are exempt from certain Nasdaq corporate governance requirements, and we currently intend to rely on such exemptions, including those that would otherwise require our Board of Directors to have a majority of independent directors and require that we establish a compensation committee and nominating committee comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our Board of Directors by the independent members of our Board. To the extent we continue to rely on one or more of these exemptions, holders of our common stock will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements of Nasdaq.

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on the Nasdaq Capital Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example, The Nasdaq Stock Market imposes certain securities trading requirements, including requirements related to a minimum bid price, minimum number of stockholders, minimum number of trading market markers, and minimum market value of publicly traded shares. Our company and the underwriter will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could incur losses.

We have broad discretion in the use of proceeds and may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” with which you may not agree, and if we do not use those proceeds effectively your investment could be harmed.

We intend to use net proceeds from this offering primarily to (i) repay amounts owed to our parent Vivani (ii) manufacture and assemble new devices for use in Orion and stroke recovery systems, (iii) plan and prepare for an Orion pivotal study, (iv) other research and development, to include the stroke recovery system, and for (v) general working capital. The allocation of net proceeds of the offering set forth in “Use of Proceeds” in this prospectus below represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, and our future revenues and expenditures. Our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in “Use of Proceeds”. You may not have an opportunity to evaluate the economic, financial, or other information on which we base our decisions on how to use our proceeds and will need to rely upon the judgment of our management with respect to the use of proceeds. As a result, you and other stockholders may not agree with our decisions. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $8.72 per share, the difference between the price per share you pay (based on the assumed initial public offering price set forth on the cover page of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of December 31, 2023, after giving effect to the issuance of shares of our common stock in this offering. See “Dilution.”

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Future sales and issuances of our equity securities or rights to purchase our equity securities, including pursuant to our equity incentive plans, would result in dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

To the extent we raise additional capital by issuing equity securities; our stockholders may experience substantial dilution. We may sell common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell common stock, convertible securities, or other equity securities in more than one transaction, investors may be diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to existing stockholders.

If a public market for our common stock develops, it may be volatile. This volatility may affect the ability of our investors to sell their shares as well as the price at which they sell their shares.

If a market for our common stock develops, the market price for the shares may be significantly affected by factors such as variations in quarterly and yearly operating results, general trends in the medical device industry, and changes in state or federal regulations affecting us and our industry. Furthermore, in recent years the stock market has experienced extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of the affected companies. Such broad market fluctuations may adversely affect the market price of our common stock if a market for it develops.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

If our common stockholders (including those persons who may become common stockholders upon exercise of our options or warrants) sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that our management deems appropriate.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers, or other employees to us or to our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation or our Bylaws or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation; or (v) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Further, the choice of forum provisions may result in increased costs for a stockholder to bring a claim. Alternatively, if a court were to find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We have the right to issue shares of preferred stock. If we were to issue preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.

We are authorized to issue 10,000,000 shares of “blank check” preferred stock, with such rights, preferences and privileges as may be determined from time-to-time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue preferred stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences, and privileges for the preferred stock. No shares of preferred stock are presently issued and outstanding and we have no immediate plans to issue shares of preferred stock. The issuance of shares of preferred stock, depending on the rights, preferences, and privileges attributable to the preferred stock, could adversely reduce the voting rights and powers of the common stock and the portion of our assets allocated for distribution to common stockholders in a liquidation event, and could also result in dilution in the book value per share of the common stock we are offering. The preferred stock could also be utilized, under certain circumstances, as a method for raising additional capital or discouraging, delaying, or preventing a change in control of our company, to the detriment of the investors in the common stock offered hereby. We cannot assure you that we will not, under certain circumstances, issue shares of our preferred stock.

We will incur increased costs as a result of being a publicly traded company.

As a company with publicly traded securities, we will incur significant legal, accounting, and other expenses not presently incurred as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated by the SEC and Nasdaq, will require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs and may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff, and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine and Israel and Hamas. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and Middle East could lead to market disruptions, including significant volatility in commodity prices, and credit and capital markets. These military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, which reflect our current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature constitute “forward-looking statements” within the meaning of the federal securities laws. We intend the forward-looking statements to be covered by the applicable safe harbor under the federal securities laws. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” or the negative of these terms or other similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on the information we have when the statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

■	our ability to develop commercial products and successfully market them into the U.S. and other markets;

■	our ability to compete in our industry;

■	our expectations regarding our financial performance, including our revenue, costs, EBITDA and Adjusted EBITDA;

■	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

■	our ability to mitigate and address unanticipated performance problems on our websites, or platforms;

■	our ability to attract, retain, and maintain good relations with our customers;

■	our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs as well as our expectations about how market trends will affect our business,

■	our ability to stay in compliance with laws and regulations, including tax laws and FDA regulations, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business;

■	our ability to anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business;

■	our ability to effectively manage our growth and maintain our corporate culture;

■	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

■	our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;

■	our ability to maintain, protect, and enhance our intellectual property;

■	our expectations regarding use of proceeds from this offering;

■	the volatility of the trading price of our common stock;

■	our status as an emerging growth company;

■	our status as a controlled company, and the possibility that Vivani’s interests may conflict with our interests and the interests of our other stockholders;

■	our ability to manage the increased expenses associated and compliance demands with being a public company; and

■	other factors detailed herein under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, duly considering all information currently available to us. These statements are only predictions based on our current expectations and forecasts about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $13,162,000, assuming an initial public offering price of $10.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full to cover overallotments, if any, we estimate that our net proceeds will be approximately $15,232,000.

We intend to use net proceeds from this offering approximately as follows:

●	$3 million for research and development studies for Orion and the stroke recovery system,

●	$4 million to manufacture and assemble new devices for use in Orion and stroke recovery systems clinical trials,

●	$1 million towards a planned Orion pivotal trial, and to convert the Orion prototype to a market ready device,

●	$1.5 million to repay amounts due to Vivani for funds advanced under the Transition Funding, Support and Services Agreement and

●	the remaining balance for general working capital.

We plan to use these proceeds over an approximate 18-month period following receipt of proceeds from this offering. We expect to use the offering proceeds to pay for various Orion research studies including MRI compatibility and vision improvement techniques in the twelve month extension of the Early Feasibility Study, to convert the Orion prototype into a market ready device for the pivotal clinical trial, to manufacture devices to be used in the Orion and stroke recovery system clinical studies, to seek FDA clearance to conduct these studies, to select and qualify our clinical trial sites, and for other activities relating to study preparation. We also expect to conduct pricing and reimbursement market research for the Orion and stroke recovery systems and to complete our Orion patient preference information (PPI) study which will help us determine our safety endpoints in cooperation with the FDA. Thereafter we will require additional funding to complete the Orion pivotal clinical study and initial stroke device study. Determining the costs of the Orion pivotal study will depend on such factors as the size of the study, its duration, site selections and site training, writing and establishing protocols acceptable to the FDA, accepted safety endpoints, and other terms and conditions that we will jointly establish in cooperation with the FDA.

Certain aspects of our technology may be developed in tandem in that our current-generation neurostimulation device is being used for both Orion and for the stroke recovery device with the electrode arrays being substantially identical, other than for (i) a slight variation in shape, and (ii) placement on different areas of the brain cortex (surface). The Orion is implanted so as to address the visual cortex while the stroke recovery device is intended to be implanted on the motor cortex. In October 2023 we reapplied for grant funding of up to $8.0 million from the National Institutes of Health (NIH) after receiving reviewers’ comments on our original application. If awarded, we expect this funding would potentially cover the cost of the initial stroke device study.

As a wholly owned subsidiary of Vivani to date, our sole source of funding and of support services have been received from Vivani which has financed our working capital needs, primarily salaries, consulting services, rent and payroll pursuant to a Transition Funding, Support And Services Agreement which we and Vivani entered into in March 2023. By that agreement we were required to pay all amounts advanced to us by Vivani from the proceeds of this offering. In August 2023 Vivani and we amended this funding agreement to provide for (i) repayment of $1.5 million from proceeds of this offering and (ii) issuance of a five year promissory note requiring repayment of $2 million at five percent per year upon maturity of the promissory note. By this amendment Vivani also agreed that we shall not be obligated to repay any funding support payments that it made to us which exceed a cumulative $3.5 million. See “Certain Relationships And Related Party Transactions.”

This expected use of the net proceeds represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, our entry into U.S. and other geographical markets, as well as any collaborations that we may enter into with third parties for our current or future product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2023:

■	on an actual basis; and

■	On a pro forma basis giving effect to the issuance and sale by us of shares of our common stock by us in this offering at an assumed public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the Due to Parent current payable of $1.5 million.

The pro forma information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual cash on hand, initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2023 (In thousands except share amounts)
	Actual	Pro Forma
Cash and cash equivalents	$774	$12,436
Due to Parent	$3,500	$2,000
Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 authorized, 0 shares issued and outstanding	--	--
Common stock, $0.001 par value: 100,000,000 shares authorized, actual and pro forma 5,000,000 shares issued and outstanding, actual and 6,500,000 shares, pro forma	--	7
Additional Paid in Capital	--	15,638
Accumulated deficit	(5,492)	(5,492)
Parent Investment	2,483	--
Accumulated Other Comprehensive Income	(284)	(284)
Total net parent investment/stockholders’ equity (deficit)	(3,293)	9,869

Total capitalization	$207	$11,869

In March 2023 we amended our certificate of incorporation to authorize issuance of 100,000,000 shares of common stock and in June 2023 we amended our certificate of incorporation to implement our reverse stock split at a ratio of 1-for-4.

The number of shares of our common stock to be outstanding after this offering is based on 5,000,000 shares of our common stock outstanding as of December 31, 2023 and excludes as of that date:

●	1,000,000 shares of common stock reserved for future issuance under our 2023 equity incentive plan;

●	75,000 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $12.50 (assuming an initial public offering price of $10.00 per share).

The number of shares our common stock to be outstanding after this offering excludes options to purchase up to 268,000 shares which we intend to grant to officers, directors, employees and several consultants under our 2023 equity incentive plan immediately after the closing of this offering at an exercise price equal to the price per share of common stock in the offering. As of December 31, 2023 there are no awards or grants issued under our 2023 equity incentive plan. See “Executive and Director Compensation” and “Management-Non-Executive Director Compensation.”

DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of December 31, 2023, our net tangible book value was $(3,293,000), or $(0.66) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 1,500,000 shares of common stock in this offering at an assumed offering price of $10.00 per share, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our net tangible book value subsequent to December 31, 2023, our pro forma net tangible book value would have been $1.52 per share. This represents an immediate increase in pro forma net tangible book value of $2.18 per share to our existing stockholder and immediate dilution of $8.48 per share to new investors purchasing shares at the proposed public offering price.

The following table illustrates the dilution in pro forma net tangible book value per share, to new investors as of December 31, 2023:

Assumed initial public offering price per share	$10.00
Net tangible book value per share at December 31, 2023	$(0.66)
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$2.18
Adjusted net tangible book value per share after this offering	$1.52
Dilution in net tangible book value per share to new investors	$8.48

The following tables set forth, as of December 31, 2023, the number of shares of common stock purchased from us, the total consideration paid to us and the price per share paid by the existing holder of our common stock and the price to be paid by new investors at the public offering price, before deducting underwriting discounts and commissions and offering costs.

	Shares Purchased		Total Consideration			Price
	Number	Percent	Amount		Percent	Per Share
Existing stockholder	5,000,000	77%	$475,000	(1)	3.1%	$0.10
Investors purchasing shares in this offering	1,500,000	23%	15,000,000		96.9%	$10.00
Total	6,500,000	100%	$15,475,000		100%

    (1)      Amount represents Parent’s Net Investment as of the Company’s date of formation.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to 74% of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based on 5,000,000 shares of our common stock outstanding as of December 31, 2023, after giving pro forma effect to our reverse stock split at a ratio of 1-for-4, and excludes as of that date:

●	1,000,000, shares of common stock reserved for future issuance under our 2023 equity incentive plan;

●	75,000 shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $12.50 (assuming an initial public offering price of $10.00 per share).

The number of shares our common stock to be outstanding after this offering excludes options to purchase up to 268,000 shares which we intend to grant to officers, directors, employees and several consultants under our equity incentive plan immediately after the closing of this offering at an exercise price equal to the price per share of common stock in the offering. As of February 29, 2024 there are no awards or grants issued under our 2023 equity incentive plan. See “Executive and Director Compensation” and “Management-Non-Executive Director Compensation.”

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the audited 2023 financial statements and related notes of Vivani Medical, Inc. (“Vivani”, formerly Second Sight Medical Products, Inc.) included in Vivani’s Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023 and in its Form 10-Q for the quarterly period ended September 30, 2023 which was filed with the SEC on November 13, 2023. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our products, plans and strategy for our business and related financing, contains forward-looking statements that involve risks and uncertainties, including statements regarding our expected financial results in future periods. The words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” “would,” “strategy” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements include, among others, statements we make regarding expectations for revenues, liquidity, cash flows and financial performance, the anticipated results of our development efforts and the timing for receipt of required regulatory approvals, insurance reimbursements and product launches, our financing plans and future capital requirements, on our business, results of operations, financial condition or prospects, the materially adverse impact of the recent COVID-19 coronavirus pandemic and related public health measures on our business. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We assume no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

In March 2011, the Argus II® Retinal Prosthesis System was approved for commercial use in the European Union to provide visual perception in patients with profound blindness due to retinitis pigmentosa (“RP”), a rare, “orphan” condition. The device was initially available in the United Kingdom, France, Germany, and several other countries at a price of approximately USD $115,000. In February 2013, the U.S. Food & Drug Administration (FDA) approved Argus II under a Humanitarian Device Exemption, and in August 2013 the reimbursement price for Medicare patients was approved at approximately $150,000. About 350 profoundly blind people around the world have received Argus II retinal implants. Many of these patients have been using their Argus implants for more than ten years, confirming our very high manufacturing standards and product reliability. The market opportunity for the Argus II device has been limited to the small number of patients who have profound blindness due to RP, and the Argus system was discontinued in 2019 due to resulting commercial considerations.

To make artificial vision available to a much larger group of individuals who are blind due to a wide range of causes, including glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury, we designed and built our next generation system, the Orion® Visual Cortical Prosthesis System (“Orion”). Based on a U.S. market study sponsored by Cortigent, we estimate that the total addressable market for Orion is approximately 82,000 Americans, which is roughly sixteen times larger than for Argus II, and could potentially be approximately $4 billion by time of launch. We believe that there are substantially more blind people who could potentially benefit from Orion in Europe, Asia, and other world areas.

The Orion system, which leverages over 20 years of our experience in precision (targeted) neurostimulation for artificial vision, converts images captured by a miniature video camera mounted on glasses into a series of small electrical pulses. It is designed to bypass the diseased or injured visual pathway and to transmit these electrical pulses wirelessly to an array of electrodes implanted on the surface of the brain’s visual cortex to provide the perception of patterns of light (see Figure 1). Cranial surgery is required to place the electrode array onto the brain’s surface; the Orion system has been designed so as not to require penetration of the brain. In 2017 the FDA designated Orion as a Breakthrough Device.

●

Orion safety data in a small early feasibility study: Five subjects experienced a total of seventeen adverse events (AEs) and one subject did not report any adverse events related to the device or to surgery through October 2023. One was considered a serious adverse event (SAE) and all other adverse events were not serious. The single SAE, a seizure, occurred about three months post-implant, was resolved safely and quickly, and did not require a hospital stay. The investigators determined that this SAE was device-related and not unexpected as it had been disclosed as a potential safety risk in the patient informed consent form. The SAE occurred as we attempted to explore the optimal treatment frequency, which is a key stimulation parameter. The SAE occurred at a specific frequency. All adverse events are evaluated by an independent medical safety monitoring (IMSM) committee. With the IMSM committee’s input, we thereafter kept stimulation frequencies for all patients below the level that induced the SAE, and we have not observed any other seizures in this or any other participant. The FDA requires medical device manufacturers to follow 21 CFR 820 and maintain a Quality Management System (QMS). As a part of our QMS, we conform to ISO 14971, an FDA-recognized standard, to identify the hazards associated with the medical device, to estimate and evaluate the associated risks, to control these risks, and to monitor the effectiveness of the controls.

There have been no serious adverse events due to the device or surgery since June 2018. One patient chose to have the device explanted before the 36th month due to an unrelated medical condition. Two other patients subsequently requested explantation for reasons unrelated to the device’s efficacy or safety. Cortigent’s independent medical safety monitor (IMSM) has determined that the reasons for these explants were not related to the device or the surgery.

●

Orion efficacy data from a small early feasibility study: We have three-year efficacy data for five of the six original subjects (one did not participate in this assessment), and five-year efficacy data for three subjects. We assess efficacy by looking at three measures of visual function: 1) Square localization – Orion subjects sit in front of a touch screen and are asked to touch within the boundaries of a square when it appears; 2) Direction of motion – Subjects are asked to identify the direction of the motion of a line that traverses a screen; and 3) Grating visual acuity – a measure of visual acuity that is adapted for very low vision. Five of the six original subjects completed the planned efficacy assessments at 36 months post-implant and three completed these assessments at 60 months.

–        For square localization: at 36 months, five of five subjects performed significantly better with the system turned on versus turned off. At 60 months, three of three performed significantly better.

–        For direction of motion: at 36 months, five of five subjects performed significantly better with the system turned on than with it turned off. At 60 months, three of three performed significantly better.

–        For grating visual acuity: at 36 months, two of five subjects tested had measurable visual acuity with the system turned on compared to none with the device turned off. At 60 months, two of three had measurable visual acuity.

Another efficacy measurement of day-to-day functionality and benefit is the Functional Low-Vision Observer Rated Assessment (FLORA). The FLORA assessments were performed by an independent, third-party specialist who spent time with the subjects in their homes. The specialist asked each subject a series of questions and observed them performing 15 or more daily living tasks with the Orion system turned on and with it turned off, such as finding light sources, following a sidewalk, or sorting laundry. The specialist then determined if the system was providing a benefit, was neutral, or impaired the subject’s ability to perform these tasks. Four of four subjects who completed the FLORA evaluation at 36 months had positive or mildly positive results indicating that the Orion system was providing benefit. This evaluation was not performed at the 60-month timepoint. Cortigent is planning to work with the FDA to gain agreement on the additional clinical studies that will be required to secure marketing approval for Orion.

The FDA categorizes electronic medical devices that are implanted as Class III. Both the Argus II and Orion are thus Class III. Class III devices face higher burdens to attain regulatory approval; Cortigent (formerly Second Sight Medical) successfully navigated this approval process with the Argus II system. The Argus II clinical trial enrolled patients with late-stage retinitis pigmentosa, a rare disease, affecting less than four thousand Americans. This small potential market size of fewer than 8,000 individuals enabled the Argus II to qualify for a Humanitarian Device Exemption (HDE) which the FDA granted in February 2013.

In November 2017, the FDA granted an Expedited Access Pathway (EAP) designation to the Orion system to treat individuals who are bilaterally blind due to non-cortical etiology and who are not candidates for any other commercially approved vision restoration therapy. The Breakthrough Device Program (BDP) subsumed the EAP program and its devices in December 2018. The BDP is intended to accelerate medical device development, assessment, and review, while preserving the statutory standards for premarket approval. The potential patient population for Orion is expected to include blindness due to most common causes, including glaucoma, diabetic retinopathy, eye trauma, optic nerve damage, and retinitis pigmentosa. According to a company-sponsored 2018 study by Fletcher Spaght Inc., there are about 82,000 Americans who could potentially benefit from the Orion system.

We are developing a platform technology with multiple potential applications: Our current-generation miniature neurostimulation device with 60 independent-cortical stimulation channels, supported by reliability data from the Argus II and Orion programs, has the potential to treat other conditions with high unmet medical need. We believe that our most promising next target will be to apply cortical neurostimulation to improve muscle function in partially paralyzed stroke patients who are undergoing rehabilitation after stroke. This medical treatment concept is supported by evidence from clinical studies conducted by Northstar Neuroscience, Inc. in the early 2000s using a single-channel electrical stimulation device that was placed on the motor cortex, the area of the brain surface that controls hand and arm motion (the same surface area of the brain where our device will be placed). Northstar reported achieving positive patient results in its Phase 1 and Phase 2 clinical studies (Cramer 2007) but a pivotal Phase 3 study failed to achieve statistical significance at the 4-week primary endpoint. Northstar was unable to obtain FDA approval and was eventually dissolved. It has been reported that a clinical benefit was demonstrated at six months (Levy 2016).

The potential benefits to this patient population were evaluated several years ago in a promising U.S. Phase 2 clinical study by Northstar, an unrelated company that tested a system with a single channel to stimulate the motor cortex. Although Northstar’s subsequent Phase 3 study failed to achieve positive results at its designated endpoint, we believe that this study supports the feasibility of employing cortical stimulation to facilitate stroke rehabilitation. After consulting with Northstar’s former executives, we believe that our 60-channel device has the potential to overcome the technical issues that Northstar encountered and that our 60-channel cortical stimulation device has the potential to target neuron bundles more precisely and generate favorable clinical results in stroke rehabilitation. Like Orion, our stroke recovery system will require cranial surgery; in this case to place the electrode array on the motor cortex. We began to design the stroke system in 2022, and during February 2023 we studied what we believe to be the optimal array placement on the motor cortex of a cadaver. We have filed an NIH grant application and held a “Pre-Sub” meeting request with FDA in February 2023 to discuss commencing an Early Feasibility Study of our stroke recovery system. We applied for a Breakthrough Device designation for the stroke recovery system in April 2023 and the FDA responded that human clinical data will be needed to make this determination. If we fail to secure this designation, we may experience slower interactions with the FDA that could delay our projected development timelines.

There are approximately 7.6 million living Americans who have reported a stroke in their lifetime. (Tsao 2022). Each year approximately 610,000 Americans have a first stroke (Kissela 2012). Among the over 80% of people who survive a first stroke, the most common neurological deficit is motor weakness on one side of the body (hemiparesis), and approximately 40% of these stroke victims suffer moderate to severe motor impairment that requires special care (Gresham 1995). If our device achieves treatment success, as to which we can make no assurance, we estimate that it could potentially benefit up to 195,000 U.S. stroke victims each year.

We are targeting substantial revenue opportunities: The Orion system, designed to provide visual perception to profoundly blind people, has an addressable market of approximately 82,000 individuals in the U.S. assuming the target indication is achieved (profound blindness due to glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury) based on a study by an independent market research firm engaged by Cortigent. We believe that about one-third of these patients could be reached by a marketing program. Depending on study results to assess clinical utility, Cortigent may seek reimbursement similar to or higher than the $150,000 per device that was approved by the Centers for Medicare and Medicaid Services (“CMS”) for the Argus II system.

We must accomplish several critical development and regulatory milestones in order to complete and market the Orion and stroke recovery systems. We face the material risks of failing to achieve successful clinical trials, to attain regulatory approvals, and to secure favorable product reimbursement for patients covered by Medicare and other types of insurance. Even with a successful trial, it could be determined that certain patient subpopulations cannot be effectively treated by our devices which would reduce our product sales potential. The development process may take longer and be more costly than anticipated and we may not achieve reimbursement levels similar to the one we received for our Argus II device or obtain other suitable reimbursement levels that we may require. Since we currently have no commercial revenues, any of these outcomes could require substantial additional funding. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.

Clinical trial planning: The five-year Orion Early Feasibility Study was substantially completed in July 2023, and at our election is being extended by twelve months to allow for additional exploratory research to improve vision quality, for example by enhanced contrast filtering or by other software modifications. The next step will be to manufacture and validate new Orion devices for a planned pivotal clinical trial that we expect will involve approximately 60 profoundly blind subjects at approximately 10 U.S. trial centers. These are internal estimates and the size of the Orion pivotal clinical trial will depend upon further review and collaborations with the FDA. Our intended target is to commence the pivotal trial in early 2026, complete it by approximately early 2028, and if successful to be able to launch Orion on the US market in 2028. For the stroke recovery system, we anticipate manufacturing modified clinical trial devices for the planned Early Feasibility Study (EFS) in parallel with manufacturing of the Orion devices. Our intended target is to commence this EFS for the stroke recovery system in early 2026. We anticipate a shorter time for stroke recovery patients to reach the primary study endpoint than for Orion (nine months versus 12 months, respectively). Patient population size and other terms of the stroke recovery system pivotal trial will depend upon the outcomes of the stroke recovery systems EFS and on further review and collaboration with the FDA. Our intended target is to commence a pivotal clinical trial for the stroke recovery system in mid-2027, complete it by early 2029, and if successful to be able to launch the stroke recovery system in 2029. The target clinical development timelines for Orion and the stroke recovery system, shown in the diagram below, are subject to further discussions and collaborations with the FDA and assume that adequate financing will be available to fund the execution of our clinical development programs. Clinical trials require FDA approvals and clearances. No assurance can be given that we will be able to obtain these approvals and clearances, that we will obtain approval of a marketable device or that we will be able to launch commercially successful products.

Intellectual property: Cortigent has amassed an extensive intellectual property estate consisting of rights (as of December 31, 2023) to 235 issued U.S. patents, 36 issued European patents (nationalized in France and Germany or a unitary patent plus Great Britain), three pending U.S. patent applications, five pending European patent applications, four issued U.S. design patents and four issued European design registrations (with four corresponding issued British design registrations). Our patent estate covers the technologies invented during the development of the Argus and Orion devices. It primarily covers the core technologies of implant neurostimulation techniques and achieving implant longevity, and therefore is expected to protect our current and future product lines including the planned stroke rehabilitation system.

Eight of our most important issued patents are briefly described in the table below. All these patents are owned by Cortigent, Inc. and their jurisdiction is noted.

Jurisdiction/ Number	Title	Expiration Date	Description/Foreign Counterparts
US11,173,305 Utility patent	Method and Apparatus to Provide Safety Checks for neural Stimulation	6/15/2026	The claims of US11,173,305 are method of treatment claims, specifically methods of stimulating neural tissue. This patent is a member of the WO2007127443 patent family with other US and European patents (EP) having claims directed to the apparatus for controlling the stimulation of neural tissue.
US9,861,820 Utility patent	Cortical Visual Prosthesis	5/13/2036	The claims of US9,861,820 are directed to an implantable device. This patent is a member of the WO2016183512 patent family. Its European counterpart (EP3294409A1) is pending.
US9,592,377 Utility patent	Implantable Device for the Brain	1/23/2030	The claims of US9,592,377 are directed to a neural stimulator. This patent is a member of the WO2009018172 patent family with other US and EP patents, including US10,052,478 also noted in this table.
US7,914,842 Utility patent	Method of Manufacturing a Flexible Circuit Electrode Array	12/27/2029	The claims of US7,914,842 are process claims, specifically methods for manufacturing a flexible circuit electrode array.
US8,554,328 Utility patent	Method for Inspection of Materials for Defects	9/11/2028	The claims of US8,554,328 are directed to hermetic packaging, methods of inspecting a bond in a hermetic package and a visual prosthesis comprising a hermetic package enclosing an electronic circuit and an array of electrodes driven by the electronic circuit suitable to stimulate visual neurons.
US10,052,478 Utility patent	Implantable Device for the Brain	7/25/2028	The claims of US10,052,478 are directed to a neural stimulator. This patent is a member of the WO2009018172 patent family with other US and EP patents, including US9,592,377 also noted in this table.
US8,224,454 Utility patent	Downloadable Filters for a Visual Prosthesis	6/9/2027	The claims of US8,224,454 are directed to visual prostheses. This patent is a member of the WO2007035743 patent family with other US and EP patents.
US8,200,338 Utility patent	Flexible Circuit Electrode Array for Improved Layer Adhesion	5/7/2027	The claims of US8,200,338 are directed to a flexible circuit electrode array adapted to be used with a visual prosthesis.

Pursuant to our August 23, 2016 Research and Development Collaboration Agreement with Advanced Medical Electronics Corporation (“AME”), we have exclusive rights to design, make, use, and sell products using new technology resulting from research and development activities completed by AME staff as to certain past, existing and future government funded research projects. The rights granted in this license continue in perpetuity.

Our Research and Licensing Agreement with Doheny Eye Institute (DEI) provides us an exclusive license to utilize and control the commercialization of certain patents co-owned by the parties, related to the technology for visual prostheses. The agreement with DEI applies to Argus II and Orion and may be terminated upon material breach of terms or insolvency, and the agreement extends until the expiration of the last of the licensed patents in August 2033 unless the relevant patents are earlier found to be invalid or are abandoned by the parties. In addition to an obligation to pay a 0.5% royalty on the Net Sales of Licensed Products, the agreement includes such other responsibilities as patent marking, reporting, audit, confidentiality, prosecution and defense of patents, enforcement against infringers, and indemnity. We paid approximately $356,000 in research milestone payments and royalties to DEI under the agreement through 2019. Since then, we have sold no Licensed Products, have not been required to make any additional payments to DEI and no remaining milestone or other payments are due under the agreement.

Pursuant to our collaboration agreement with the Salk Institute for Biological Studies dated July 23, 2004, and our sponsored research agreement with the John Hopkins University dated April 14, 2011, any inventions solely invented by employees of each entity are owned by that entity, however inventions jointly invented by inventors of both Cortigent, and such entity are considered joint inventions and are owned jointly by both parties. In each case, Cortigent is responsible for all costs incurred for the filing and maintenance of any patents in exchange for an option from such entity to license that entity’s ownership rights. Cortigent did not exercise such options and as a result both the Salk Institute for Biological Studies and the John Hopkins University may use the inventions claimed in the respective jointly owned patents for any purpose without any obligation to Cortigent. We currently co-own one patent with the Salk Institute for Biological Studies and five patents (three of which are expired) with The John Hopkins University. Cortigent is a wholly owned subsidiary of Vivani Medical, Inc. (Vivani) and includes the personnel, technologies, and other assets that formerly comprised Second Sight Medical Products, Inc. (Second Sight). By this offering Cortigent seeks to obtain the dedicated resources to advance our promising neurostimulation technologies and expand the product pipeline and addressable market. Cortigent’s principal offices are in Valencia, California.

Patents covered under our 2019 agreement with The Johns Hopkins University have expired. This agreement was terminated in 2022 and is no longer relevant to our business. All patents covered by the 2002 agreement with the Doheny Eye Institute (DEI) and the 2004 agreement with The Salk Institute are jointly owned with Cortigent. These agreements do not affect our rights to make and sell our products. The agreements were made to maintain exclusivity to the rights provided in those patents. We are not using the inventions and have no plans to use the inventions covered by the patents included in the Salk agreement. There are no maintenance fees in the Salk agreement. The inventions found in the patents covered by the DEI agreement apply to visual devices only including the Orion system. There are no maintenance fees in the DEI agreement. The DEI agreement requires a 0.5% royalty on net sales of Orion units. We are not using and do not plan to use the one patent co-owned with Lawrence Livermore National Security, LLC.

Transition Funding, Support and Services Agreement

The Company and Vivani have entered into a Transition Funding, Support and Services Agreement in March 2023, effective as of January 1, 2023, by which Vivani advanced from that date and will advance funds and provide or cause to be provided to the Company the services and funding that will cover salaries and related costs, rent and other overhead in order to permit the Company to operate in substantially the same manner in which business operations of the Company were previously operated by Second Sight, prior to the formation of Cortigent. These commitments will continue, in the case of the funding obligations, until the earlier of December 31, 2024 or receipt of proceeds from this offering.

As part of this funding and support agreement, Vivani has also agreed to provide the services of its Chief Operating Officer, Truc Le, on an interim basis to consult on operations matters, such as manufacturing planning and interactions with contract manufacturers and the services of its Chief Business Officer, Donald Dwyer, on an interim basis to consult on business development matters, such as business modeling and commercial readiness. See “Management – Vivani Advisors to the Company.” We will also be providing to Vivani the services of Edward Sedo, our chief financial officer. We and Vivani have acknowledged that any such services which we provide to the other before the completion of this offering are deemed to be equivalent in value and shall offset the value of the services provided to the other. As a result we each have acknowledged to the other that neither of us shall accrue any service fees or expenses to the other before completion of this offering and that no invoices from one of us to the other shall be required to be submitted. See “Certain Relationships and Related Party Transactions.”

If after the termination date of the Agreement the Company requires additional funds or services, the Company and Vivani shall negotiate in good faith for the charges to be incurred for providing these services, but Vivani shall be under no obligation to provide any additional funding or services. Nothing in this agreement shall grant Vivani or its employees or agents who are providing services the right directly or indirectly to control or direct the operations of the Company. Each of the parties shall invoice the other monthly for and the services supplied and the unpaid balance thereon Unpaid balances of invoices shall bear interest at the rate of 5.0% per year. All amounts due to Vivani under the agreement inclusive of accrued interest shall be due on the earlier of the end date of the agreement or upon receipt of proceeds from this offering. At September 30, 2023 Vivani had cash and cash equivalents of $24.8 million.

We intend to use net proceeds from the offering primarily for:

●	funding the clinical development of the Orion® Visual Cortical Prosthesis System (“Orion”),

●	expanding application of our core neurostimulation technology to the development of a new medical device to support improved muscle function in partially paralyzed stroke patients who are undergoing rehabilitation,

●	conducting other research and development programs,

●	repaying Vivani for $1.5 million of advances made to us under the Transition Funding, Support and Services Agreement, and for

●	working capital and other general corporate purposes.

The size and terms of the funding will determine the breadth of time available to us to fund our research and development activities and whether any further support from our parent or further funding may be required. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) and the requirements of the United States Securities and Exchange Commission require management to make estimates, assumptions and judgments that affect the amounts, liabilities, revenue, and expenses reported in the financial statements and the notes to the financial statements. On an ongoing basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions.

Results of Operations

Operating Expenses. We generally recognize our operating expenses as incurred in two general operational categories: research and development and general and administrative. Our operating expenses also include a non-cash component related to the amortization of stock-based compensation for research and development and general and administrative personnel. We have received grants from institutions or agencies, such as the National Institutes of Health, to help fund the some of the cost of our development efforts. We have recorded the amount of funding received from these grants as reductions to operating expenses.

●	Research and development expenses consist primarily of employee compensation and consulting costs related to the design, development, and enhancements of our current and potential future products, offset by grant revenue received in support of specific research projects. We expense our research and development costs as they are incurred. We downsized our business in May 2020. That downsizing resulted in a reduction of our employees from 112 at December 31, 2019 to approximately 11 at December 31, 2020. Our number of employees is seven as of December 31, 2023. All restructuring costs were incurred in 2020. None of our development staff is wholly tasked to either the Orion or the stroke recovery projects. The shared platform technology of the projects, and the experience and skill sets of our development team have allowed team members to allocate resources, efforts and time across each of the Orion and stroke recovery systems projects. Most of that time and focus have been dedicated to device development that is applicable to both projects. Our consulting neurosurgeon also assists us on both projects. Consequently, we have not tracked research and development expenses by project and have not maintained and evaluated research development expenses by project. As we proceed to specific design refinements and manufacturing systems and to targeted clinical trials, we intend more precisely to track funds and overhead that are allocated between the Orion and the stroke recovery systems. In connection with evaluating development timelines for our research and development activities for Orion and for the stroke recovery system in early-stage development, we will also need to determine the nature and scope of engineering and development to be performed in house and which are appropriate for assignment to outside vendors. Research and development also consist of salaries, travel and related expenses for personnel engaged in clinical and regulatory functions, as well as internal and external costs associated with conducting clinical trials and maintaining relationships with regulatory agencies, offset by grant revenue received in support of specific clinical research products. We expect clinical and regulatory expenses to be lower in the short run, as we have closed our clinical study activities related to Argus II. In the long run, we expect clinical and regulatory expenses to increase, if and when we conduct a larger pivotal clinical study of Orion. We are seeking financing to hire additional staff to complete the work on our new products, exploring the potential for collaboration with third parties, and planning to outsource some of the engineering work to manufacture these devices, subject to funding availability. We expect to complete these evaluations following completion of this offering.

●	General and administrative expenses consist primarily of salaries and related expenses for executive, legal, finance, human resources, information technology and administrative personnel, as well as recruiting and professional fees, patent filing and annuity costs, insurance costs, and other general corporate expenses, including rent.

Comparison of the Years Ended December 31, 2023 and 2022

Research and development expense, net of grants. Research and Development expense in 2023 are comprised mainly of personnel costs of approximately $1.1 million, outside service costs of $0.4 million, clinical expenses of $0.2 million, supply costs of $0.1 million and other costs of $0.6 million, which are partially offset by grants of $0.4 million. Research and development expense in 2022 are comprised mainly of personnel costs of approximately $1.8 million, outside service costs of $0.7 million, clinical costs of $1.0 million, supply costs of $0.2 million and other costs of $0.1 million, which are partially offset by grants of $0.7 million. Research and development spending during 2023 and 2022 was approximately 75% for developing the Orion device and 25% for developing our new stroke recovery device.

General and administrative expense, net of grants. General and administrative expense decreased from $6.3 million in 2022 to $3.3 million in 2023, a decrease of $3.0 million, or 46%. The decrease was primarily the result of a decrease in legal fees of $1.3 million, a decrease in outside services of $1.2 million and a decrease in Board Compensation of $0.3 million. General and administrative costs are partially offset by grants of $0.1 and $0.3 million in 2023 and 2022, respectively.

Net loss. The net loss was $5.5 million in 2023, as compared to $8.6 million in 2022. The $3.1 million decrease in net loss from 2023 to 2022 was primarily attributable to reduced staff costs, reductions in legal fees and outside services.

Liquidity and Capital Resources

Our financial statements have been presented on the basis that our business is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We are subject to the risks and uncertainties associated with a business with no revenue that is developing novel medical devices, including limitations on our operating capital resources. We have incurred recurring operating losses and negative operating cash flows since inception, and we expect to continue to incur operating losses and negative operating cash flows for the foreseeable future.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete and we may never generate the necessary data or results required to obtain marketing approval. We do not expect revenues until we are successful in completing the development and obtaining marketing approval for Orion. We expect expenses to increase in connection with our ongoing activities, particularly as we continue clinical trials of Orion, initiate new research and development projects and seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for Orion, we expect to incur significant additional expenses related to sales, marketing, distribution and other commercial infrastructure to commercialize that product. In addition, our product candidates, if approved, may not achieve commercial success. We will incur significant costs associated with operating as a public company in a regulated industry.

Until such time, if ever, as we can generate substantial product revenues, we anticipate that we will seek to fund our operations through public or private equity or debt financings, grants, collaborations, strategic partnerships or other sources. However, we may be unable to raise additional capital or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity, convertible debt or other equity-linked securities, the ownership interests of some or all of our common stockholders will be diluted, the holders of new equity securities may have priority rights over our existing stockholders and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If adequate funds are not available, we may be required to further curtail operations significantly or to obtain funds by entering into agreements on unattractive terms. If, for example, we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. Our inability to raise capital could have a material adverse effect on our business, financial condition and results of operations.

Working capital was $(3.7) million as of December 31, 2023, as compared to $0.3 million as of December 31, 2022. The decrease resulted from our operational losses for the year and changes in the Net Parent Investment account.

The Company has an accumulated deficit of $5.5 million as of December 31, 2023, and expects to incur additional significant costs in future periods, to finalize the development and licensing of its medical technology in United States of America and European markers. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC 205-40. “Basis of Presentation — Going Concern,” management has determined that the limited amounts of cash and negative working capital raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Cash Flows from Operating Activities

During 2023, we used $6.0 million of cash in operating activities, consisting primarily of a net loss of $5.5 million, increased by $0.6 million from a net change in operating assets and liabilities, and offset by non-cash charges of $0.1 million for depreciation and amortization of property and equipment and stock-based compensation.

During 2022, we used $9.8 million of cash in operating activities, consisting primarily of a net loss of $8.6 million, and $1.2 million from a net change in operating assets and liabilities, partially offset by non-cash charges of $0.1 million for depreciation and amortization of property and equipment.

Cash Flows from Investing Activities

Investing activities in 2023 and 2022 used $11,000 and $24,000, respectively, of cash for the purchase of property and equipment.

Cash Flows from Financing Activities

Financing activities provided $6.3 million of cash in 2023, primarily from advances from Parent.

Financing activities used $59.3 million of cash in 2022, primarily consisting of cash provided to Parent.

BUSINESS

In March 2011, the Argus II® Retinal Prosthesis System was approved for commercial use in the European Union to provide visual perception in patients with profound blindness due to retinitis pigmentosa (“RP”), a rare, “orphan” condition. The device was initially available in the United Kingdom, France, Germany, and several other countries at a price of approximately USD $115,000. In February 2013, the U.S. Food and Drug Administration (FDA) approved Argus II under a Humanitarian Device Exemption, and in August 2013 the reimbursement price for Medicare patients was approved at approximately $150,000. About 350 profoundly blind people around the world have received Argus II retinal implants. Many of these patients have been using their Argus implants for more than ten years, confirming our very high manufacturing standards and product reliability. The market opportunity for the Argus II device has been limited to the small number of patients who have profound blindness due to RP, and the Argus system was discontinued in 2019 due to resulting commercial considerations.

To comply with regulatory approvals we were required to conduct post market studies and collect data covering Argus II usage and patient experience. Uncompleted Argus II post market studies were halted in 2020 when we faced funding challenges. Given these circumstances, combined with the onset of the COVID-19 pandemic, the governing regulatory authorities approved the closure of post market studies that were still active.  Below is a table providing a brief description, statistical aspects, and the status of each post market study as of 2020.

Argus II Study Number	Argus II Study Title	Description	Expected Timeframe	Completed or Halted
CP-003-001	Extended Follow-Up of Argus II System Feasibility Protocol

US, UK, France, Switzerland, 30 subjects

Original study of Argus II.

Protocol extensions approved by FDA with final approval of 7-10 years of participation, subjects extended as part of post-market approval (long term device reliability and safety data)

			2007 – 2019 2015 – 2019 – post approval period	Completed prior to 2020
PM-01-01	Argus II Retinal Prosthesis System Post-Market Surveillance Study	EU ONLY (Germany and Italy), 60 subjects, 3-year participation To collect post-market surveillance data in order to monitor safety and visual function	2011 – 2021	Still in recruitment phase, halted in 2020.
PM-02-01	New Enrollment Post-Approval Study of the Argus II Retinal Prosthesis System

US ONLY, 53 subjects, 5-year participation

Overall safety and utility results for Argus II.  Compare safety and utility between new enrolled patients versus those results observed in subjects enrolled in pre-market study.

			2013 – 2023	Enrollment completed, but most subjects still in late follow-up stage when study halted in 2020.
PM-03-01	Post-Market Study of the Argus II Retinal Prosthesis System – France

France ONLY, 18 subjects, 2-year participation

To obtain data to further demonstrate the effectiveness and evaluate the safety of Argus II System in patients with retinitis pigmentosa who have bare light perception or worse in both eyes.

			2014 – 2018	Completed prior to 2020

In all trials, descriptive summaries were provided for all data including participant demographics, adverse events, visual function, activities of daily living and functional vision.  Continuous variables were summarized with their means, medians, standard deviations, quartiles and ranges over time.  Confidence intervals were also reported for means, medians and proportions, as appropriate. A summary of Argus II post-market related adverse events may be found in the following published article: “Adverse Events of The Argus II Retinal Prosthesis: Incidence, Causes, and Best Practices for Managing and Preventing Conjunctival Erosion” at https://pubmed.ncbi.nlm.nih.gov/31972801/. This paper provides a comprehensive summary of retrospective analysis following the results of 274 patients treated with the Argus II Retinal Prosthesis System between June 2007 and November 2017, including 30 subjects from the US and European clinical trials, and 244 patients in the post-approval phase. The most common adverse events noted within the study were those involving conjunctival erosion that could, according to the authors, be addressed by specific surgical techniques. The designs of the Orion and the stroke device stem from development of the Argus II platform. We believe that the Argus II data is relevant to the reliability of Orion and the stroke device as they are manufactured in a similar way from similar materials. The hermetic package enclosing electronics is in our view one of the most important factors in assuring reliability, and is largely the same within Argus II, Orion, and the stroke device. The adverse events reported in the referenced paper were not associated to issues of reliability, but were specific to the anatomy of the eye, particularly problems with breaching the sclera and conjunctiva. Both Orion and the stroke device are implanted on the cortex of the brain. These reported adverse events for Argus are not relevant in our view to Orion and the stroke recovery device because they are limited to the Argus II and retinal stimulation, and not pertinent to cortical prostheses such as the Orion and our proposed stroke recovery system under development.

To make artificial vision available to a much larger group of individuals who are blind due to a wide range of causes, including glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury, we designed and built our next generation system, the Orion® Visual Cortical Prosthesis System (“Orion”). Based on a U.S. market study sponsored by Cortigent, we estimate that the total addressable market for Orion is approximately 82,000 Americans, which is roughly sixteen times larger than for Argus II, and could potentially be approximately $4 billion by the time of launch. We believe that there are substantially more blind people who could potentially benefit from Orion in Europe, Asia, and other world areas.

The Orion system, which leverages over 20 years of our experience in precision (targeted) neurostimulation for artificial vision, converts images captured by a miniature video camera mounted on glasses into a series of small electrical pulses. It is designed to bypass the diseased or injured visual pathway and to transmit these electrical pulses wirelessly to an array of electrodes implanted on the surface of the brain’s visual cortex to provide the perception of patterns of light (see Figure 1). Cranial surgery is required to place the electrode array onto the brain’s surface; the Orion system has been designed so as not to require penetration of the brain. In 2017 the FDA designated Orion as a Breakthrough Device.

In November 2017, we commenced an Early Feasibility Study (EFS) of Orion in six patients who enrolled at two medical sites: the Ronald Reagan UCLA Medical Center in Los Angeles (“UCLA”) and the Baylor College of Medicine in Houston (“Baylor”). Regularly scheduled visits at both sites were paused in mid-March 2020 due to the COVID-19 outbreak; visits at UCLA resumed in September 2020 and at Baylor in December 2020. Three of the six patients were explanted after the third year of the study and the remaining three patients continue to use their devices outside of the clinic. We have three-year safety data for all six subjects, and five-year safety data for three subjects:

●

Orion safety data: Five subjects experienced a total of seventeen adverse events (AEs) and one subject did not report any adverse events related to the device or to surgery through October 2023. One was considered a serious adverse event (SAE) and all other adverse events were not serious. The single SAE, a seizure, occurred about three months post-implant, was resolved safely and quickly, and did not require a hospital stay. The investigators determined that this SAE was device-related and not unexpected as it had been disclosed as a potential safety risk in the patient informed consent form. The SAE occurred as we attempted to explore the optimal treatment frequency, which is a key stimulation parameter. The SAE occurred at a specific frequency. All adverse events are evaluated by an independent medical safety monitoring (IMSM) committee. With the IMSM committee’s input, we thereafter kept stimulation frequencies for all patients below the level that induced the SAE, and we have not observed any other seizures in this or any other participant. The FDA requires medical device manufacturers to follow 21 CFR 820 and maintain a Quality Management System (QMS). As a part of our QMS, we conform to ISO 14971, an FDA-recognized standard, to identify the hazards associated with the medical device, to estimate and evaluate the associated risks, to control these risks, and to monitor the effectiveness of the controls.

There have been no serious adverse events due to the device or surgery since June 2018. One patient chose to have the device explanted before the 36th month due to an unrelated medical condition. Two other patients subsequently requested explantation for reasons unrelated to the device’s efficacy or safety. Cortigent’s independent medical safety monitor (IMSM) has determined that the reasons for these explants were not related to the device or the surgery.

●

Orion efficacy data: We have three-year efficacy data for five of the six original subjects (one did not participate in this assessment), and five-year efficacy data for three subjects. We assess efficacy by looking at three measures of visual function: 1) Square localization – Orion subjects sit in front of a touch screen and are asked to touch within the boundaries of a square when it appears; 2) Direction of motion – Subjects are asked to identify the direction of the motion of a line that traverses a screen; and 3) Grating visual acuity – a measure of visual acuity that is adapted for very low vision. Five of the six original subjects completed the planned efficacy assessments at 36 months post-implant and three completed these assessments at 60 months.

–        For square localization: at 36 months, five of five subjects performed significantly better with the system turned on versus turned off. At 60 months, three of three performed significantly better.

–        For direction of motion: at 36 months, five of five subjects performed significantly better with the system turned on than with it turned off. At 60 months, three of three performed significantly better.

–        For grating visual acuity: at 36 months, two of five subjects tested had measurable visual acuity with the system turned on compared to none with the device turned off. At 60 months, two of three performed significantly better.

Another efficacy measurement of day-to-day functionality and benefit is the Functional Low-Vision Observer Rated Assessment (FLORA). The FLORA assessments were performed by an independent, third-party specialist who spent time with the subjects in their homes. The specialist asked each subject a series of questions and observed them performing 15 or more daily living tasks with the Orion system turned on and with it turned off, such as finding light sources, following a sidewalk, or sorting laundry. The specialist then determined if the system was providing a benefit, was neutral, or impaired the subject’s ability to perform these tasks. Four of four subjects who completed the FLORA evaluation at 36 months had positive or mildly positive results indicating that the Orion system was providing benefit. This evaluation was not performed at the 60-month timepoint. Cortigent is planning to work with the FDA to gain agreement on the additional clinical studies that will be required to secure marketing approval for Orion.

The FDA categorizes electronic medical devices that are implanted as Class III. Both the Argus II and Orion are thus Class III. Class III devices face higher burdens to attain regulatory approval; Cortigent (formerly Second Sight Medical) successfully navigated this approval process with the Argus II system. The Argus II clinical trial enrolled patients with late-stage retinitis pigmentosa, a rare disease, affecting less than four thousand Americans. This small potential market size of fewer than 8,000 individuals enabled the Argus II to qualify for a Humanitarian Device Exemption (HDE) which the FDA granted in February 2013.

In November 2017, the FDA granted an Expedited Access Pathway (EAP) designation to the Orion system to treat individuals who are bilaterally blind due to non-cortical etiology and who are not candidates for any other commercially approved vision restoration therapy. The Breakthrough Device Program (BDP) subsumed the EAP program and its devices in December 2018. The BDP is intended to accelerate medical device development, assessment, and review, while preserving the statutory standards for premarket approval. The potential patient population for Orion is expected to include blindness due to most common causes, including glaucoma, diabetic retinopathy, eye trauma, optic nerve damage, and retinitis pigmentosa. According to a company-sponsored 2018 study by Fletcher Spaght Inc., there are about 82,000 Americans who could potentially benefit from the Orion system.

We are developing a platform technology with multiple potential applications: Our current-generation miniature neurostimulation device with 60 independent-cortical stimulation channels, supported by reliability data from the Argus II and Orion programs, has the potential to treat other conditions with high unmet medical need. We believe that our most promising next target will be to apply cortical neurostimulation to improve arm and hand function in partially paralyzed stroke patients who are undergoing rehabilitation after stroke. This medical treatment concept is supported by evidence from clinical studies conducted by Northstar Neuroscience, Inc. in the early 2000s using a single-channel electrical stimulation device that was placed on the motor cortex, the area of the brain surface that controls hand and arm motion (the same surface area of the brain where our device will be placed). Northstar reported achieving positive patient results in its Phase 1 and Phase 2 clinical studies (Cramer 2007) but a pivotal Phase 3 study failed to achieve statistical significance at the 4-week primary endpoint. Northstar was unable to obtain FDA approval and was eventually dissolved. It has been reported that a clinical benefit was demonstrated at six months (Levy 2016). We believe that our 60-channel cortical stimulation device has the potential to target neuron bundles more precisely and generate more favorable clinical results.

The potential benefits to this patient population were evaluated several years ago in a promising U.S. Phase 2 clinical study by Northstar, an unrelated company that tested a system with a single channel to stimulate the motor cortex. Although Northstar’s subsequent Phase 3 study failed to achieve positive results at its designated endpoint, we believe that this study supports the feasibility of employing cortical stimulation to facilitate stroke rehabilitation. After consulting with Northstar’s former executives, we believe that our 60-channel device has the potential to overcome the technical issues that Northstar encountered. We have filed an NIH grant application to seek non-dilutive funding to support this program. In addition, we held a pre-submission (“Pre-Sub”) meeting with FDA in February 2023 to discuss commencing an Early Feasibility Study of our stroke recovery system. We applied for a Breakthrough Device designation for the stroke recovery system in April 2023 and the FDA responded that human clinical data will be needed to make this determination. If we fail to secure this designation, we may experience slower interactions with the FDA that could delay our projected development timelines.

There are approximately 7.6 million Americans living who have reported a stroke in their lifetime. (Tsao 2022). Each year approximately 610,000 Americans have a first stroke (Kissela 2012). Among the over 80% of people who survive a first stroke, the most common neurological deficit is motor weakness on one side of the body (hemiparesis), and approximately 40% of these stroke victims suffer moderate to severe motor impairment that requires special care (Gresham 1995). If our device achieves treatment success, as to which we can make no assurance, we estimate that it could potentially benefit up to 195,000 U.S. stroke victims each year.

We are targeting substantial revenue opportunities: The Orion system, designed to provide visual perception to profoundly blind people, has an addressable market of approximately 82,000 individuals in the U.S., assuming the target indication is achieved (profound blindness due to glaucoma, diabetic retinopathy, optic nerve injury or disease and eye injury), based on a study by an independent market research firm engaged by Cortigent. We believe that about one-third of these patients could be reached by a marketing program. Depending on study results to assess clinical utility, Cortigent may seek reimbursement similar to or higher than the $150,000 per device that was approved by the Centers for Medicare and Medicaid Services (“CMS”) for the Argus II system.

Competition

The medical device industry is characterized by a rapid evolution of technologies, significant competition and strong defense of intellectual property. While we believe that our platforms, technology, knowledge, experience, and scientific resources provide us with unique competitive advantages and a leadership position, we expect to face competition from major medical device companies, academic institutions, governmental agencies, and public and private research institutions, among others.

Currently, to Cortigent’s knowledge, no other medical devices comparable to the Orion system have been approved by regulatory agencies in the U.S. or Europe to restore some functional vision in persons who have become blind due to a broad range of causes. Other visual prosthesis companies with technologies under development include Pixium Vision SA that is developing the PRIMA (sub-retinal implant) in Dry-AMD patients. In 2017, Pixium announced approval for two feasibility studies of PRIMA in Dry-AMD patients. In January 2024, Pixium announced the opening of judicial liquidation proceedings.

Nano Retina Inc., a company based in Israel, is reported to have developed technology that may improve retinal prostheses in the future. A Nano Retina clinical trial is underway in Europe and Israel, and five subjects reportedly have been implanted to date. Bionic Vision Technologies, based in Australia, is developing a Bionic Eye Visual Prosthesis System, and has completed a two-year feasibility study in seven patients in Australia. It has announced a partnership with Cirtec Medical in the U.S. and is believed to be planning a pivotal clinical trial.

We are aware of other certain companies that are developing electrode arrays which penetrate the brain, unlike Orion, which is placed on the brain’s surface. The Illinois Institute of Technology’s Intracortical Visual Prosthesis (ICVP) has been designated as a Breakthrough Device and has advanced to an early feasibility study in the U.S. To date, one subject of five has been implanted. Neuralink company has demonstrated a penetrating electrode cortical implant in animal models and recently announced implanting its first patient with their brain computer interface (BCI) device. Vision restoration is one of Neuralink’s stated goals.

In the field of medical device-assisted stroke rehabilitation, MicroTransponder Inc. sells the Vivistim® FDA-approved vagus nerve stimulator (VNS). The combination of VNS with traditional rehabilitation therapy is intended to assist the brain in forming the connections necessary to regain motor function. Vivistim’s method of action is similar to that proposed by Cortigent. Cortigent believes direct cortical stimulation will provide superior results to VNS.

Physical Rehabilitation Therapy is currently the standard of care for stroke. A trained physical therapist assists a patient in practicing prescribed physical movements lost due to stroke. It is believed that the repetition of physical movement helps remap the neural pathways in the brain lost due to stroke. Both the Vivistim system and the system proposed by Cortigent are intended to work in combination with physical rehabilitation therapy and are not a replacement for physical rehabilitation therapy. Physical therapists also teach patients how to use mobility devices such as orthoses, prostheses, canes, walkers, wheelchairs, and in some cases, robotics.

Any therapeutic candidates that we successfully develop and commercialize will compete with other vision restoration devices or currently approved therapies and new devices or therapies that may become available in the future. Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These early stage and more established competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation

Government authorities in the United States, at the federal, state, and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Any pharmaceutical candidate that we develop must be approved by the United States Food and Drug Administration, or FDA, before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

FDA’s Pre-market Clearance and Approval Requirements

Each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance, unless it is exempt, or a pre-market approval from the FDA. Generally, if a new device has a predicate that is already on the market under a 510(k) clearance, the FDA will allow that new device to be marketed under a 510(k) clearance; otherwise, a PMA is required. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the Food, Drug, and Cosmetic Act (“FD&C Act”), such as provisions that relate to: adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices are classified as exempt from pre-market notification under section 510(k) of the FD&C Act, and therefore may be commercially distributed without obtaining 510(k) clearance from the FDA. Class II devices are subject to both general controls and special controls to provide reasonable assurance of safety and effectiveness. Special controls include performance standards, post market surveillance, patient registries and guidance documents. A manufacturer may be required to submit to the FDA a pre-market notification requesting permission to commercially distribute some Class II devices. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. A Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA. However, there are some Class III devices for which FDA has not yet called for a PMA. For these devices, the manufacturer must submit a pre-market notification and obtain 510(k) clearance in order to commercially distribute these devices. The FDA can also impose sales, marketing or other restrictions on devices to ensure that they are used in a safe and effective manner.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, which is a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976. By regulation, a pre-market notification must be submitted to the FDA at least 90 days before we intend to distribute a device. As a practical matter, clearance often takes significantly longer. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the pre-market notification demonstrates that the device is equally safe and effective and does not raise different questions of safety and effectiveness. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device into Class III.

There are three types of 510(k)s: traditional; special; and abbreviated. Special 510(k)s are for devices that are modified, and the modification needs a new 510(k) but does not affect the intended use or alter the fundamental scientific technology of the device. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure.

This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012 (“FDASIA”), a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) pre-market notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the reclassification petition If it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Pre-market Approval Pathway

A pre-market approval application must be submitted to the FDA for Class III devices for which the FDA has required a PMA. The pre-market approval application process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction reasonable evidence of safety and effectiveness of the device.

After a pre-market approval application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. The FDA has 180 days to review a filed pre-market approval application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.

Although the FDA is not bound by the advisory panel decision, the panel’s recommendations are important to the FDA’s overall decision-making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation (“QSR”). The agency also may inspect one or more clinical sites to ensure compliance with FDA’s regulations.

Upon completion of the PMA review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

Humanitarian Device Exemption

A Humanitarian Use Device (HUD) is a “medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in not more than 8,000 individuals in the United States per year.” A Humanitarian Device Exemption (HDE) is an application that is similar to a pre-market approval (PMA) application but is exempt from the effectiveness requirements of the FD&C Act. FDA approval of an HDE authorizes an applicant to market a HUD subject to certain profit and use restrictions. HUDs cannot be sold for profit, except in certain circumstances. 1. The device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or 2. The device is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients or that occurs in pediatric patients in such numbers that development of the device for such patients is impossible, highly impracticable, or unsafe. If an HDE-approved device does not meet either of the eligibility criteria, the device cannot be sold for profit.

While the prior ARGUS II system was approved and marketed under a Humanitarian Device Exemption, we do not plan to pursue this pathway in connection with ORION or our stroke device.

Clinical Trials

Clinical trials are almost always required to support pre-market approval and are sometimes required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients at specified study sites. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards (“IRBs”) at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety, and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations and be approved by an IRB at the clinical trials sites. The FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Sponsors of clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration.

Ongoing Regulation by the FDA

Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

●	establishment registration and device listing;

●	the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

●	labeling regulations and the FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

●	medical device reporting regulations, which require that manufactures report to the FDA if their device may have caused or contributed to a death or serious injury, or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

●	corrections and removal reporting regulations, which require that manufactures report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health; and

●	post market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly a pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a pre-market approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services (“CDHS”), requires us to register as a medical device manufacturer within the state. Because of this, the FDA and the CDHS inspect us on a routine basis for compliance with the QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facilities. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

●	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications, voluntary or mandatory recall or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production;

●	delay in processing submissions or applications for new products or modifications to existing products;

●	withdrawing approvals that have already been granted; and

●	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA when we receive or otherwise become aware of information that reasonably suggests our device may have caused or contributed to a death or serious injury as well as a device malfunction that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and may require the implementation of other risk management measures. Further, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

We are also subject to other federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices.

Patent Term Restoration and Extension

A patent claiming a new product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. Medical device patents eligible for patent term extension are those covering medical devices approved under Section 515 of the Federal Food, Drug, and Cosmetic Act (“FFDCA”), the so-called “Class III” medical devices. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. Only one extension is granted per product per patent. In other words, if multiple patents cover an approved product, only one patent can be extended. The patent owner may submit multiple patent applications to the USPTO based on the same regulatory review period, but ultimately one patent must be chosen for patent term extension. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved product.

European Union

Our products are regulated in the European Union as medical devices per the European Union Directive (93/42/EEC), also known as the Medical Device Directive. An authorized third party, Notified Body, must approve products for CE marking. The CE Mark is contingent upon continued compliance to the applicable regulations and the quality system requirements of the ISO 13485 standard.

Other Regions

Most major markets have different levels of regulatory requirements for medical devices. Modifications to the cleared or approved products may require a new regulatory submission in all major markets. The regulatory requirements, and the review time, vary significantly from country to country. Products can also be marketed in other countries that have minimal requirements for medical devices.

Fraud and Abuse and Other Healthcare Regulations

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally funded healthcare programs. Patient privacy statutes and regulations by foreign, federal and state governments may also apply in the locations in which we do business. Descriptions of some of the U.S. laws and regulations that may affect our ability to operate follow.

Federal Healthcare Anti-Kickback Statute

The federal healthcare Anti-Kickback Statute (“Anti-Kickback Statute”) prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good or service for which payment may be made, in whole or in part, by federal healthcare programs, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate it. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to many common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities, such as reimbursement support programs, educational and research grants or charitable donations. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or regulatory safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Actions under the federal civil False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years. Qui tam actions are filed under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit. Various states have adopted laws similar to the federal civil False Claims Act, and many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government. Medical device manufacturers and other healthcare companies are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.

Healthcare Fraud Statute

The federal Health Insurance Portability and Accountability Act (“HIPAA”) and its implementing regulations created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items or services.

Sunshine Act

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually, with certain exceptions, to CMS information related to payments or other transfers of value made to a physician or teaching hospital, or to a third party at the request of a physician or teaching hospital, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers are required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives.

Patient Data Privacy

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), and their implementing regulations impose obligations on covered entities, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as business associates that provide services involving the use or disclosure of personal health information to or on behalf of covered entities. These obligations, such as mandatory contractual terms, relate to safeguarding the privacy and security of protected health information. Many states also have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA.

Other State Laws

Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018 (“BBA”) increased the criminal and civil penalties that can be imposed for violating certain federal healthcare laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have recently increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and other patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil False Claims Act and violations of healthcare fraud and HIPAA privacy provisions.

Enforcement and Penalties for Noncompliance with Fraud and Abuse Laws and Regulations

Compliance with these federal and state laws and regulations requires substantial resources. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs such as the Medicare and Medicaid programs, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations. Companies settling federal civil False Claims Act, Anti-Kickback Statute and other fraud and abuse cases also may be required to enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General in order to avoid exclusion from participation (i.e., loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance.

For additional information regarding obligations under federal healthcare statues and regulations, please see the section titled “Risk Factors” If we fail to comply with U.S. federal and state fraud and abuse laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be adversely affected.

United States Healthcare Reform

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system.

For example, in the United States in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act (collectively, the “ACA”), was enacted. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The ACA, among other things, imposes an excise tax of 2.3% on the sale of most medical devices.

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (“TCJA”) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the 2.3% excise tax imposed on manufacturers and importers for certain sales of medical devices through December 31, 2019. The BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the TCJA. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries, and proposed and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. Congress and the Trump administration each indicated that they would continue to seek new legislative and/or administrative measures to control product costs. Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase, and which suppliers will be included in their healthcare programs.

Facilities

Our headquarters are in Valencia, California. On February 1, 2023, we entered into a lease agreement, effective March 1, 2023, to sublease office space to replace our headquarters. Our rental payments amount to $22,158 per month plus operating expenses, to lease 51,500 square feet of office space at 27200 Tourney Road, Valencia, California 91355. The sub-lease has a term of two years and two months. We also entered into a lease for storage space on January 25, 2023 in the same building at a cost of $6,775 per month for a term of two years and one month. Additionally, we intend to maintain our business model designed to leverage virtual technology to minimize brick and mortar facilities while optimizing our ability to attract top talented employees who may reside in any geography. As a material inducement for the lessor to execute the lease with us Vivani guaranteed the prompt payment of all rents and all other sums payable under the lease together with all other terms and conditions to be kept and performed by us under the lease.

Employees

As of December 31, 2023, we had seven full-time employees and no part-time employees. We believe that we maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Human Capital Resources

Employee Engagement, Talent Development and Benefits. We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We expect to provide our employees with competitive salaries and bonuses, and opportunities for equity ownership.

Diversity, Inclusion, and Culture. We believe that our success will also be rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels and expect to continue to focus on extending our diversity and inclusion initiatives across our entire workforce. We believe that our business will benefit from the different perspectives a diverse workforce brings.

Legal Proceedings

Other than single currently pending opposition in the European Patent Office (EPO) challenging the validity of European patent no. EP2185236 titled “Implantable Device for the Brain” owned by Cortigent, described above, we are not party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

NAME	AGE	POSITION
Executive officers
Jonathan Adams	60	Chief Executive Officer and Director Nominee
Edward Sedo	68	Chief Financial Officer

Directors and Director Nominees
Adam Mendelsohn, PhD	42	Chairman of the Board of Directors
John Blake	47	Director Nominee
John Bowers	61	Director Nominee
Linda Szyper	57	Director Nominee

Jonathan Adams, MBA, Chief Executive Officer and Director Nominee: Mr. Adams joined the Company as a consultant in November 2022, and was appointed Chief Executive Officer in March 2023. Mr. Adams will join our board of directors upon completion of this offering. Prior to joining Cortigent, from 2007 to mid-2022, Mr. Adams served in several executive roles, including CEO, COO, and Executive Vice President, at BioVie Inc., the company he founded in 2007. He led its successful up-listing to Nasdaq that raised substantial funding for operations. In addition to founding the company, he was a co-inventor on patents and co-author on publications. He has over 30 years of biopharmaceutical and device industry experience, including corporate finance, acquisitions and licensing, marketing, and sales support. From 1994 to 2000, Mr. Adams served as Associate Director at Searle Pharmaceuticals, where he was a member of the global launch team for the arthritis drug Celebrex, which generated multi-billion dollars in sales. Mr. Adams also has extensive experience assisting companies with launching new drugs and medical devices. Mr. Adams earned a BS from Cornell University and an MBA from the Tuck School of Business at Dartmouth College. The Board believes that Mr. Adams’ senior management leadership skills, his extensive public company experience, his history of assisting companies that have launched new drugs and medical devices, and his expertise in operations, finance, strategy, and risk management qualify him to serve as a member of our Board.

Edward Sedo, CPA, Chief Financial Officer: Mr. Sedo serves as Controller of Vivani Medical, Inc. since completion of acquisition of NPM by Second Sight in September 2022. Prior to that, he served at Second Sight as Principal Accounting Officer from September 2020 to August 2022, and Manager of Financial Reporting since February 2015. Prior to this, Mr. Sedo served as Assistant Controller at Calavo Growers, a publicly traded produce company from March 2008 to November 2014. Mr. Sedo served as the VP, Financial Reporting at Countrywide Financial Corporation, a publicly traded mortgage company, from December 2004 to March 2008. Mr. Sedo is a Certified Public Accountant and holds a BBA in accounting from the University of Michigan-Dearborn.

Adam Mendelsohn, PhD, Chairman of the Board: Dr. Mendelsohn is a member of our Board since inception. He is Chief Executive Officer and member of the Board of Directors of Vivani since August 2022. Dr. Mendelsohn founded Nano Precision Medical and served as its CEO from 2009 until its acquisition by Second Sight in August 2022. Dr. Mendelsohn received his Ph.D. in bioengineering at the UC San Francisco/UC Berkeley Joint Graduate Group in Bioengineering, was awarded an NSF fellowship to perform research at Kyoto University and has published multiple peer-reviewed articles describing new treatment options for Type 1 diabetes. Dr. Mendelsohn has served as a Technical Advisor to the Alfred E. Mann Institute for Biomedical Engineering at USC, a fellow of the Startup Leadership Program, and is currently a board member of the Maestro Foundation. Dr. Mendelsohn also served as the director for the Venture Innovation Program in Life Sciences and completed his certificate in Management of Technology with the Haas School of Business. The Board believes that Dr. Mendelsohn’s educational attainments and engineering expertise, combined with his 14 years of executive management experience at Nano Precision Medical after having founded the company in 2009 and subsequently with Vivani, qualify him to serve as the Chairman of our Board.

John Blake, MBA, CPA – Director Nominee: Mr. Blake has agreed to serve on our board of directors as an independent director following the completion of this offering. He has over 18 years of corporate finance experience including strategic and operational responsibilities, public and private financings, mergers and acquisitions and public-company compliance. Mr. Blake currently serves as Chief Financial Officer of Provisio Medical, an early-stage medical device developer of endovascular measurement devices. Mr. Blake previously served as Chief Financial Officer of Second Sight Medical Products (SSMP) from March 2018 to September 2020. Prior to SSMP, Mr. Blake served as Senior Vice President, Finance at aTyr Pharma, a Nasdaq listed biotechnology company. Before aTyr, he served as a global finance director at Volcano Corporation, a Nasdaq listed medical device company. Mr. Blake holds an MBA from the University of Southern California and is a Certified Public Accountant. The Board believes that Mr. Blake’s extensive corporate finance and public accounting experience, combined with an in-depth understanding of financial strategy, operations, and compliance qualifies him to serve as a member of our Board.

John Bowers, MBA, Director Nominee: Mr. Bowers has agreed to serve on our board of directors as an independent director following the completion of this offering. Mr. Bowers has more than 30 years’ experience in the medical technology field developing and commercializing products for neuromodulation, cardiovascular, surgical, and imaging specialties. Most recently, he was Chief Commercial Officer at Verathon Medical, a global leader in video laryngoscopy and bladder volume measurement and a subsidiary of Roper Technologies (NYSE: ROP). Previously he was COO at the ultrasound therapy startup Kona Medical, after serving as Senior VP at ultrasound leader SonoSite (acquired by Fujifilm for about $1B), and as CEO at NorthStar Neuroscience where he and the founder led a successful IPO that raised over $100M. Prior to NorthStar, he had leadership positions at Guidant Corporation and Eli Lilly and Company. Mr. Bowers earned a, MBA with Distinction from Harvard University, and a BA with Honors in Economics-Accounting from Gonzaga University. The Board believes that Mr. Bower’s corporate leadership at several highly successful medical device companies, including developing a cortical stimulation device for stroke recovery at Northstar Neuroscience, qualifies him to serve as a member of our Board.

Linda Szyper, MBA, Director Nominee: Ms. Szyper has agreed to serve on our board of directors as an independent director following the completion of this offering. She has served as Chief Operating Officer of McCann Health from 2018 to 2021, where she was responsible for the overall operations of its global healthcare network. From 2014 to 2017 she was the Chief Commercial Officer at Circassia Pharmaceuticals, a publicly traded biotechnology and medical device company headquartered in the United Kingdom, where she spearheaded business strategy and commercial direction. Prior to Circassia, she was Chief Development Officer of the Publicis Healthcare Communications Group, which followed executive roles at Searle Pharmaceuticals and Serono Laboratories. Ms. Szyper was a member of the Board of Directors of Neos Therapeutics Inc. and currently sits on the Board of Harmony Biosciences. She earned a BS in Biomedical Engineering from Northwestern University and an MBA from DePaul University. The Board believes that Ms. Szyper’s senior managerial experience, her abilities in spearheading strategy and commercial direction for pharma and healthcare companies and her service on the boards of Nasdaq listed health care companies qualifies her to serve as a member of our Board.

Vivani Advisors to the Company

Truc Le, MBA, Consulting Chief Operations Officer: Vivani will provide the services of its Chief Operating Officer on an interim basis to consult on operations matters, such as manufacturing planning and interactions with contract manufacturers. Mr. Le brings over 35 years of manufacturing, quality, and overall operations experience with devices and complex drug-device combination products. Mr. Le has served as COO of Vivani since September 2022 and prior to that he served as COO of Nano Precision Medical, Inc., from 2020 until its acquisition in September 2022. From 2011 to March 2020, Mr. Le was the Chief Technical Operations Officer for Dance Biopharm, a leader in aqueous respiratory therapy delivery. As the Chief Technical Operations Officer, he built operations, quality systems, manufacturing, supply chain, and IT. From 2009 to 2011, Mr. Le was the Chief Operating Officer for Avid Bio Services, Inc. From 2007 to 2009, Mr. Le served as the EVP Manufacturing and Quality for PrimaBiomed, a cell therapy company. From 2001 to 2007, Mr. Le was Senior Vice President of Operations, Product Development, Quality, and Regulatory Affairs for Nektar Therapeutics. Mr. Le has a BS in mechanical engineering and an MBA in Management. See “Certain Relationships and Related Party Transactions.”

Donald Dwyer, MBA, Consulting Chief Business Officer: Vivani will provide the services of its Chief Business Officer on an interim basis to consult on business development matters, such as strategic partnering and commercial readiness. Mr. Dwyer serves as Chief Business Officer and corporate secretary of Vivani and served as CBO of Nano Precision Medical (NPM) since 2021 until its acquisition by Vivani in September 2022. Prior to this, Mr. Dwyer was consultant to NPM and an observer to NPM’s Board of Directors from 2016-2019. He is a science-based business leader with over 40 years of experience in the biopharmaceutical industry. From 1995–2019, Mr. Dwyer held leadership positions at AstraZeneca in business development, US commercial brand management, sales, and drug development. Mr. Dwyer was also US commercial leader for Toprol-XL (hypertension), Onglyza (diabetes), Seroquel (bipolar disorder) and Abraxane (cancer). At Cephalon (now Teva Pharmaceuticals) Mr. Dwyer was the head of regulatory affairs from 1993–1995 and from 1986–1993 he was with Rhone-Poulenc Rorer (now Sanofi-Aventis). Mr. Dwyer is a graduate of the University of Central Connecticut and holds an MBA from the Temple University Fox School of Business. See “Certain Relationships and Related Party Transactions.”

Election of Officers and Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be available on the investor relations page on our website. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on our website with our business conduct and ethics, or in filings under the Exchange Act.

Clawback Policy

Our board of directors has adopted a written policy to recover “excess” compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. The compensation includes both cash-based and equity-based incentives. The compensation covered includes incentive awards awarded to any individuals (including former employees) who served as an executive officer during the three most recently completed fiscal years preceding the date on which the preparation of an accounting restatement is required, provided that the executive officers were awarded more incentive awards than they would have received if the financial statements had been prepared correctly. The recovery will include an executive incentive award even if the executive was not involved in preparing the financial statements or did not commit misconduct that led to the restatement. Restatements attributable to an inadvertent error also will subject executive officers to the recovery of previously received incentive awards.

Board of Directors
Controlled Company Exemption

We will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

The rules of Nasdaq define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Upon the completion of this offering, Vivani will beneficially own 5,000,000 shares of our common stock, representing approximately 77% of the voting power of our common stock (or approximately 74% if the underwriters exercise their option to purchase additional shares of our common stock in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, Vivani will have the ability to control the vote to elect all of our directors. Accordingly, we will qualify as a “controlled company” under the listing requirements of Nasdaq and will be able to rely on the exemptions described above. If we cease to be a controlled company and our common stock continues to be listed on Nasdaq, we will no longer be able to rely on such exemptions by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be. For example, we will have one year from the date of our status change to comply with the requirement that our board of directors must be comprised of a majority of independent directors.

Director Independence

In connection with this offering, we applied to list our common stock on the Nasdaq Capital Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after the completion of an initial public offering. In addition, the rules of The Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise or impair such director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that each of John Blake, John Bowers and Linda Szyper are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of The Nasdaq Stock Market.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below. Our board of directors will appoint a chair of each committee upon its establishment. Members will serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

John Blake, John Bowers and Linda Szyper, each of whom is a non-employee nominee member of our board of directors, have been designated to serve on our audit committee upon completion of this offering. Mr. Blake will serve as the chair of our audit committee. Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that John Blake, John Bowers and Linda Szyper meet the definition of “independent director” for the purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq. Our board of directors has determined that each director appointed to our audit committee is financially literate. Our board of directors has determined that Mr. Blake is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The written charter for our audit committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The audit committee will be responsible for, among other things:

●	appointing, overseeing, and if need be, terminating any independent auditor;

●	assessing the qualification, performance and independence of our independent auditor;

●	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

●	reviewing our financial statements and related disclosures;

●	reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

●	reviewing our overall risk management framework;

●	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

●	reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

●	reviewing and approving proposed related person transactions; and

●	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Linda Szyper, John Blake and John Bowers will comprise our compensation committee upon completion of this offering. Linda Szyper will serve as the chair of our compensation committee. Our board of directors has determined that each of these persons meets the requirements for independence under the rules of The Nasdaq Stock Market and the SEC and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The written charter for our compensation committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The compensation committee will be responsible for, among other things:

●	reviewing the elements and amount of total compensation for all officers;

●	formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

●	reviewing and approving any changes in the compensation for officers, other than our Chief Executive Officer;

●	administering our equity compensation plans;

●	reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

●	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Governance Committee

John Blake and Linda Szyper will comprise our nominating and governance committee upon completion of this offering. Our board of directors has determined that each of these nominees meets the requirements for independence under the rules of The Nasdaq Stock Market for service on this committee. The nominating and governance committee will be responsible for, among other things:

●	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees,

●	identifying, recruiting and nominating director candidates to the board, if and when necessary;

●	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees,

●	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations, and

●	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Our nominating and governance committee operates under a written charter adopted by our board of directors, which satisfies the applicable listing standards of The Nasdaq Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the prospective members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers who will serve on our compensation committee or our board of directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. The Code of Business Conduct and Ethics will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Non-Employee Director Compensation

Members of our board of directors did not receive compensation for their service as directors for the year ended December 31, 2023. Each of our non-employee directors will be paid an annual retainer of $35,000 for service on the Board of Directors. Each of our non-employee directors who serves as a committee chair will receive, in addition to the annual retainer, an annual retainer of (i) $20,000 for service as Audit Committee Chair, (ii) $12,000 for service as Compensation Committee Chair, and (iii) $8,000 for service as Nominating Committee Chair. Each non-chair committee member will receive an additional annual retainer of $12,000, $10,000 and $4,000, respectively, for service on the Audit Committee, Compensation Committee and Nominating Committee. Each of our three director nominees will be entitled to receive a grant of stock options to purchase 15,000 shares of our common stock immediately after the closing of this offering at an exercise price equal to the price per share of common stock in the offering. For each director nominee, options to purchase 3,750 shares will vest on May 10, 2024 and the balance shall vest in approximately equal monthly installments over the ensuing 36 months, subject to the optionee remaining in a service relationship with us on each vesting date. These stock options will have a term no greater than ten years after the grant date.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for damages to the fullest extent permitted by Delaware law. Consequently, none of our directors will be personally liable to us or our stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

●	the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted; and

●	it is proven that the director’s act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2023.

Name and Principal Positions	Salary ($)	Bonus ($)	Option Awards (3)	All Other Compensation ($)	Total ($)

Jonathan Adams,(1)	235,417	—	—	—	235,417
Chief Executive Officer
Adam Mendelsohn(2) Chair
Edward Sedo, Chief Financial Officer	206,236	52,500	—	—	258,736

(1)	Mr. Adams was appointed as our acting President in January 2023 and as our Chief Executive Officer in March 2023.

(2)	During the year ended December 31, 2023 we did not compensate Adam Mendelsohn for his services rendered. Dr. Mendelsohn received compensation from Vivani for services performed for us and for Vivani.

(3)	As of December 31, 2023 we had not issued any equity grants to any of our named executive officers.

Mr. Sedo will be entitled to receive a grant of stock options to purchase 38,000 shares of our common stock immediately after the closing of this offering at an exercise price equal to the price per share of common stock in the offering. Options to purchase 9,375 shares will vest on May 10, 2024 and the balance shall vest in approximately equal monthly installments over the ensuing 36 months, subject to Mr. Sedo’s remaining in a service relationship with us on each vesting date. These stock options will have a term no greater than ten years after the grant date.

Executive Officer Employment

As of January 2023, we commenced to pay Mr. Adams $25,000 per month for his services to us. In March 2023 we entered into an at will letter agreement with him by which we appointed Mr. Adams as Chief Executive Officer. We agreed to pay Mr. Adams a base salary of $350,000 per year commencing as of March 1, 2023, and he may receive a one-time signing bonus of up to $50,000 within 45 days after the offering described in this prospectus is completed.

Pursuant to Board approval Mr. Adams is entitled to receive a grant of stock options to purchase 100,000 shares of our common stock immediately after the closing of the offering at an exercise price equal to the price per share of common stock in the offering. Options to purchase 25,000 shares will vest on May 10, 2024 and the balance shall vest in approximately equal monthly installments over the ensuing 36 months subject to the optionee remaining in a service relationship with us on each vesting date. These stock options will have a term no greater than ten years after the grant date. Our employment agreement with Mr. Adams states that it is “at will,” that it is not for any specified period of time and that either he or we can terminate the employment relationship at any time with or without cause. Mr. Adams will be reimbursed for his reasonable travel expenses and will be eligible to participate in all employee benefits and benefit plans that we may make available to other similarly situated employees.

Director Compensation

Directors who are also our employees do not receive compensation for their service on our board of directors. Our non-employee directors are entitled to receive the compensation described under “Management- Non-Employee Director Compensation” above.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a defined benefit pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2023.

Non-Equity Incentive Plan Compensation

We do not provide a non-equity compensation plan for our employees.

Employee Benefit and Stock Plan

In 2023, our board of directors adopted a 2023 Equity Incentive Plan referred to herein as our “Plan”. Our Plan permits the award of incentive stock options as described in section 422(b) of the Internal Revenue Code of 1986, as amended and of non-qualified stock options (i.e., options that are not incentive stock options), to our employees and any parent and subsidiary corporation’s employees. Our Plan also permits option grants to directors, certain independent contractors who provide services to us. These awards offer our employees, consultants, and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company or one or more of its subsidiaries.

Shares Available

Plan administration. The Plan is administered by the compensation committee which consists of persons appointed by our board of directors. The compensation committee has the authority to determine the terms and conditions of awards, and to interpret and administer the Plan.

Stock options. Stock options may be granted under our Plan. The term of an incentive stock option may not exceed 10 years. The committee determines the exercise price of an option at the time of grant. Normally, the exercise price will be not less than the fair market value of the security on the date of grant, as determined in good faith by the board or committee. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date. Payment of the exercise price may be made in cash, shares, or other property acceptable to the committee, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for thirty days following the termination of service (subject to extension upon approval of the Committee). However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our Plan, the committee determines the other terms of options.

Non-transferability of awards. Unless the committee provides otherwise, our Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our Plan, the committee will adjust the number and class of shares that may be delivered under our Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our Plan. In the event of our proposed liquidation or dissolution, the committee will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control. Our Plan provides that in the event of a merger or change in control, as defined under the Plan, each outstanding award will be treated as provided for in the individual award agreement.

Amendment, termination. Our board of directors will have the authority to amend, suspend or terminate the Plan provided such action does not require stockholder approval and will not impair the existing rights of any participant.

PRINCIPAL SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by (i) each person or entity known by us to beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of common stock. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of January 1, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 5 million shares of common stock outstanding as of December 31, 2023. The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale in this offering but assumes no exercise by the representative of the underwriters of the over-allotment option.

As of the date of this prospectus, Vivani was our sole shareholder and held 5,000,000 shares of common stock constituting 100% of our issued and outstanding shares of common stock.

All of our shareholders, including the persons listed below, have the same voting rights attached to their shares of common stock. See “Description of Securities-Common Stock,” Following the closing of this offering, neither our principal shareholder nor our directors and executive officers will have different or special voting rights with respect to their shares of common stock. Unless otherwise noted below, each director’s, officer’s and shareholder’s address is care of Cortigent, Inc., 27200 Tourney Road, Suite 315, Valencia, California 91355.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering (1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Vivani Medical, Inc. (1)	5,000,000	100%	77%
Directors, Director Nominees and executive officers:
Jonathan Adams
Dr. Adam Mendelsohn (1)
Edward Sedo
John Blake
John Bowers
Linda Szyper

All directors, director nominees and executive officers as a group (6 persons)

(1)	Vivani is a public company whose shares are listed for trading on the Nasdaq Capital Market. The voting and dispositive decisions with respect to these shares of common stock are made by the board of directors of Vivani, consisting of five individual members including Dr. Adam Mendelsohn. Dr. Mendelsohn disclaims beneficial ownership of the shares of common stock held by Vivani except to the extent of his pecuniary interest, if any, in such shares. The address of Vivani Medical, Inc. is 5858 Horton Street #280, Emeryville, California 94608.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2022 or any currently proposed transaction, to which we were or are to be a participant and in which the amount involved in the transaction or series of transactions exceeds $120,000, and in which any of our directors, executive officers or persons whom we know hold more than five percent of any class of our capital stock, including their immediate family members, had or will have a direct or indirect material interest, other than compensation arrangements with our directors and executive officers.

Vivani Medical, Inc. is the resulting entity of the August 30, 2022 merger of Nano Precision Medical Inc. into Second Sight Medical Products, Inc. Vivani caused Cortigent to be formed as a Delaware corporation in November 2022. In December 2022 Vivani and Cortigent entered into an Asset Contribution Agreement by which Vivani contributed all of Second Sight’s neurostimulation assets and operations to Cortigent. These assets included all patents, know-how, regulatory approvals, clinical data related to the Argus II® Retinal Prosthesis System, the Orion® Visual Cortical Prosthesis System, NIH grants, inventory and all other rights and interests which are necessary for, or are part of, the operations of Cortigent’s business.

On February 1, 2023 we entered into a lease agreement, effective March 1, 2023, to sublease office space to replace our existing headquarters. See “Business-Facilities.” As a material inducement for the lessor to execute the lease with us Vivani guaranteed the prompt payment of all rents and all other sums payable under the lease together with all other terms and conditions to be kept and performed under the lease by the lessee.

In March 2023, Cortigent and Vivani entered into a Transition Funding, Support and Services agreement by which Vivani will advance funds and provide or cause to be provided to Cortigent the services and funding that will cover salaries and related costs, rent and other overhead in order to permit Cortigent to operate in substantially the same manner in which business operations of Cortigent were previously operated by Second Sight, prior to the formation of Cortigent, which obligations will continue, in the case of the funding obligations, until (i) the earlier of December 31, 2024 or (ii) receipt of proceeds from this offering. By that agreement we were required to pay all amounts advanced to us by Vivani from the proceeds of this offering. In August 2023 Vivani and we amended this funding agreement to provide for (i) repayment of $1.5 million from proceeds of this offering and (ii) issuance of a five year promissory note requiring repayment of $2 million at five percent per year upon maturity of the promissory note. By this amendment Vivani also agreed that we shall not be obligated to repay any funding support payments that it made to us which exceed a cumulative $3.5 million.

As part of this funding and support agreement, Vivani has also agreed to provide the services of its Chief Operating Officer, Truc Le, on an interim basis to consult on operations matters, such as manufacturing planning and interactions with contract manufacturers and the services of its Chief Business Officer, Donald Dwyer, on an interim basis to consult on business development matters, such as strategic partnering and commercial readiness. See “Management – Vivani Advisors to the Company.” We will also be providing to Vivani the services of Edward Sedo, our chief financial officer. We and Vivani have acknowledged that any such services which we provide to the other before the completion of this offering are deemed to be equivalent in value and shall offset the value of the services provided to the other. As a result, we each have acknowledged to the other that neither of us shall accrue any service fees or expenses to the other before completion of this offering and that no invoices from one of us to the other shall be required to be submitted. As of December 31, 2023, Vivani has provided $3.5 million in funding to Cortigent under the terms of the Transition Funding, Support and Services Agreement.

If after the termination date of the Agreement the Company requires additional funds or services, the Company and Vivani shall negotiate in good faith for the charges to be incurred for providing these services, but Vivani shall be under no obligation to provide any additional funding or services. Nothing in this agreement shall grant Vivani or its employees or agents who are providing services the right directly or indirectly to control or direct the operations of the Company. Each of the parties shall invoice the other monthly for the services supplied and the unpaid balance thereon. Unpaid balances of invoices shall bear interest at the rate of 5.0% per year. All amounts paid or advanced by or due to Vivani under the Agreement inclusive of accrued interest shall be due on the earlier of the end date of the agreement or upon receipt of proceeds from this offering, or at any later date or dates as may be agreed upon by us and Vivani. By this Agreement Vivani and we have agreed to indemnify and hold each other harmless from certain matters relating to, arising out of or resulting from the operations of Second Sight’s business before August 30, 2022.

Vivani as Our Controlling Stockholder

Vivani currently owns 100% of our outstanding common stock. Upon completion of this offering, Vivani will hold approximately 77% of our outstanding common stock (or approximately 74% if the underwriters exercise their option to purchase additional shares in full).

For as long as Vivani continues to control more than 50% of our outstanding common stock, Vivani or its successor-in-interest will be able to direct the election of all the members of our board of directors. Similarly, Vivani will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of Cortigent and will have the power to take certain other actions that might be favorable to Vivani. In addition, the master separation agreement will provide that, as long as Vivani beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Vivani’s prior written consent) take certain actions, such as incurring additional indebtedness and acquiring businesses or assets or disposing of assets in excess of certain amounts.

Vivani has agreed not to sell or otherwise dispose of any of our common stock for a period of 12 months from the date of this prospectus without the prior written consent of the underwriters. See “Underwriting.” However, no assurance can be given concerning the period during which Vivani will maintain its ownership of our common stock following this offering.

Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all transactions with affiliated parties described above were on terms which were favorable to the Company. Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. When applicable, our audit committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors. All transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of our securities and are not complete. You should also refer to the Cortigent, Inc. certificate of incorporation, as amended, and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporate Law.

Authorized Capital Stock

Our certificate of incorporation, as amended, authorizes us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred will be undesignated. As of December 31, 2023, five million shares of our common stock were issued and outstanding all of which are held of record by our parent company, Vivani. No shares of preferred stock are issued and outstanding.

After completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption.” Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Shares of our common stock have the following rights, preferences, and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. Shareholders do not have cumulative voting rights.

Dividends

Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not decide to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our certificate of incorporation authorizes the board to issue these shares without stockholder approval in one or more series, to determine the designations and the rights, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware and of Our Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws provide for:

●	authorizing the issuance of more “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

●	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is VStock Transfer, LLC.

Nasdaq Capital Market Listing

We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “CRGT”. There can be no assurance that our application to list our shares of common stock will be approved by Nasdaq. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, or other exchange, we will not complete this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity or equity-related securities.

Upon the consummation of this offering, we will have approximately 6,500,000 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option to purchase additional shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below.

The remaining outstanding common shares will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers and directors and Vivani, as our sole stockholder, have agreed, without the prior written consent of the representative, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, for a period of 12 months from the date of this prospectus. See “Underwriting — Lock-Up Agreements” for additional information.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of our common shares then outstanding, which will equal approximately 65,000 shares immediately after this offering, assuming an initial public offering price of $10.00 per share, and

●	the average weekly trading volume in our common shares on the Nasdaq Capital Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants, or advisors who purchases shares from an issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or reserved for future issuance under our equity incentive plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

UNDERWRITING

ThinkEquity LLC is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated        , 2024 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC	1,500,000

Total	1,500,000

The underwriters are committed to purchase all shares of common stock offered by the Company, other than those covered by the over-allotment option to purchase additional shares of common stock described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

To the extent permitted by law, we have agreed to indemnify the underwriters and their respective affiliates, stockholders, directors, officers, employees, members and controlling persons against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters to purchase up to 225,000 additional shares of common stock from us (15% of the shares sold in this offering) solely to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions. If the representative exercises this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the prior table.

Discounts, Commissions and Reimbursement

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price, less a concession of not more than $           per share, of which up to $           per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the representative of the over-allotment option:

Total
	Per Share	Without Over-allotment Option	With Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the Representative in connection with this offering and will be reimbursed to us to the extent not incurred. We have agreed to reimburse the representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, all fees, expenses and disbursements related to the registration or qualification of the shares sold in the offering under the “blue sky” securities of such states and other jurisdictions as the representative may reasonably designate, the fees and expenses related to the use of book building, prospectus tracking and compliance software for the offering in the amount of $29,500, up to $15,000 for background checks of our officers and directors, $10,000 for data services and communications expenses, up to $10,000 for the out-of-pocket fees and expenses of the representative for marketing and roadshows for the offering, up to $30,000 of the representative’s market-making and trading, and clearing firm settlement expenses for the offering, and up to $3,000 of the costs associated with preparing bound volumes of the public offering materials and any commemorative mementos or Lucite tombstones for the offering.

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions and non-accountable expense allowance, will be approximately $448,000.

Representative Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants, or the Representative’s Warrants, to purchase a number of shares of common stock equal to 5% of the total number of shares sold in this public offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of common stock sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four- and one-half-year period commencing six months from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the shares of common stock underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)I. The piggyback registration right provided will not be greater than seven years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(D).

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged, or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split, stock dividend or consolidation and further, the number of shares underlying the Representative’s Warrants may be reduced if necessary to comply with FINRA rules and regulations.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Right of First Refusal

Until           , 2025, twelve (12) months from the effective date of the registration statement of which this prospectus is a part, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative sole discretion, for each and every future public and private equity and debt offerings for the Company, or any successor to or any subsidiary of the Company, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee. In the event this offering results in gross proceeds of at least $25 million to the Company, this 12-month period shall be extended to 18 months.

Nasdaq Capital Market

We have applied to have our shares of common stock listed on The Nasdaq Capital Market under the symbol “CRGT.” Our application might not be approved, and the consummation of this offering is contingent upon such approval.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors, and Vivani, as our sole stockholder, have agreed, subject to limited exceptions, without the prior written consent of the Representative, not to directly or indirectly, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any securities convertible into or exercisable or exchangeable for our common stock (the “Lock-Up Securities”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for, or exercise any right, or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Lock-Up Securities, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, subject to customary exceptions, or publicly disclose the intention to do any of the foregoing, for a period of 12 months from the date of this prospectus.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares of securities to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option to purchase shares. “Naked” short sales are sales in excess of the over-allotment option to purchase shares. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of securities made by the underwriters in the open market before the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As result, the price of our securities may be higher than the price that might otherwise exist in the open market.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates may in the future provide various advisory, investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees and commissions.

Pricing of the Offering

Prior to this offering, there was no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be:

➢ estimates of our business potential and our earnings prospects;

➢ an assessment of our management; and

➢ the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop or that, after the offering, the shares will trade in the public market at or above the public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg, and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial (securitieestrfre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité destraihés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseuestraintiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercestraintint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold, or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals, or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be made only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societa e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales, and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it, or the information contained in it, to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it, or the information contained in it, to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved, or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published, or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Law Offices of Aaron A. Grunfeld & Associates, Beverly Hills, California. Certain legal matters in connection with this offering have been passed upon for the underwriters by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cortigent, Inc. and its Subsidiary as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this Registration Statement, have been audited by BPM LLP, an independent registered public accounting firm, as stated in their report which is also included herein. Such consolidated financial statements have been included herein in reliance on the report of such firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.cortigent.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

PREPARATION AND STRUCTURE OF FINANCIAL STATEMENTS

Second Sight Medical Products, Inc. (“Second Sight”) has historically operated as a standalone company but completed a merger with Nano Precision Medical, Inc. as of August 2022. Vivani Medical, Inc. is the resulting entity of this August 2022 merger of Nano Precision Medical Inc. into Second Sight Medical Products, Inc. Cortigent is a wholly owned subsidiary of Vivani Medical, Inc. (Vivani, or Parent) and includes the personnel, technologies, and other assets that formerly comprised Second Sight. By this offering, Cortigent will obtain proceeds needed to advance our promising neurostimulation technologies and expand the product pipeline and addressable market. Financial statements representing the historical operations have been derived from Second Sight Medical Products, Inc.’s historical accounting records of which certain assets and liabilities have been contributed into a new company, Cortigent, Inc. (the “Company) and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. Generally, the accounting records have been separately maintained and no costs have been allocated.

Financial transactions relating to the Company are accounted for through the intercompany investment account. Net Parent investment represents Parent’s interest in the recorded net assets of the Company. All transactions between the Company and Parent have been included in the accompanying consolidated financial statements. Transactions with Parent are reflected in the accompanying Consolidated Statements of Net Parent Investment (Deficit) and in the accompanying Consolidated Balance Sheets within “Net Parent Investment.” All intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Cortigent, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cortigent, Inc. and Subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, net parent investment (deficit), and cash flows, for the each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Formation of Company

Cortigent, Inc. was formed in 2022 by Vivani Medical, Inc. (“Vivani”) as further discussed in Note 1. These financial statements have been prepared assuming the operating activities of the Neuromodulation business of Vivani were a part of Cortigent as of January 1, 2022 and the shares issued to Vivani upon formation have been outstanding since such date.

/s/ BPM LLP

We have served as the Company’s auditor since 2022.

Walnut Creek, California

February 29, 2024

CORTIGENT, INC.

AND SUBSIDIARY

Consolidated Balance Sheets

(In thousands)

	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$774	$425
Prepaid expenses and other current assets	141	1,556
Total current assets	915	1,981

Property and equipment, net	45	77
Right-of-use asset	426	48
Deposits and other assets	14	27

Total assets	$1,400	$2,133
LIABILITIES AND NET PARENT INVESTMENT
Current liabilities:
Accounts payable	$21	$414
Accrued expenses	350	535
Accrued compensation expense	396	657
Due to parent-current	3,500	—
Current operating lease liabilities	319	52
Total current liabilities	4,586	1,658

Long term operating lease liabilities	107	—
Total liabilities	4,693	1,658

Commitments and contingencies (Note 10)

Net parent (deficit) investment	(3,293)	475

Total liabilities and net parent investment	$1,400	$2,133

See accompanying notes to consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended
	December 31,
	2023	2022
Operating expenses:
Research and development, net of grants	$2,033	$3,177
General and administrative, net of grants	3,347	6,250
Total operating expenses	5,380	9,427
Loss from operations	(5,380)	(9,427)
Interest and other (expense) income	(112)	827
Net loss	$(5,492)	$(8,600)
Net loss per common share	$(1.10)	$(1.72)
Weighted average common shares outstanding – basic and diluted	5,000	5,000

See accompanying notes to consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended
	December 31,
	2023	2022
Net loss	$(5,492)	$(8,600)
Other comprehensive income:
Foreign currency translation adjustments	105	(10)
Comprehensive loss	$(5,387)	$(8,610)

See accompanying notes to consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

Consolidated Statements of Net Parent Investment (Deficit)

(In thousands)

			Accumulated
	Common		Other	Net Parent
	Stock	Parent	Comprehensive	Investment
	Shares	Investment	Loss	(Deficit)
Balance, January 1, 2022	5,000	$68,744	$(379)	$68,365

Net distribution to parent	—	(59,280)	—	(59,280)
Net loss	—	(8,600)	—	(8,600)
Foreign currency translation adjustment	—	—	(10)	(10)
Balance December 31, 2022	5,000	$864	$(389)	$475

				Accumulated
	Common			Other	Net Parent
	Stock	Parent	Accumulated	Comprehensive	Investment
	Shares	Investment	Deficit	Loss	(Deficit)
Balance, January 1, 2023	5,000	$864	$—	$(389)	$475
Net loss	—	—	(5,492)	—	(5,492)
Investment by parent	—	1,619	—	—	1,619
Foreign currency translation adjustment	—	—	—	105	105
Balance, December 31, 2023	5,000	$2,483	$(5,492)	$(284)	$(3,293)

See accompanying notes to consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(5,492)	$(8,600)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	44	64
Other	62	67
Non-cash lease expense	(4)	(5)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	170	(642)
Accounts payable	(360)	(107)
Accrued expenses	(117)	(19)
Accrued compensation expenses	(262)	(91)
Accrued clinical trial and grant expenses	—	(462)
Net cash used in operating activities	(5,959)	(9,795)
Cash flows from investing activities:
Purchase of property and equipment	(11)	(24)
Net cash used in investing activities	(11)	(24)
Cash flows from financing activities:
Net advances from parent	4,698	(59,347)
Net investment of parent	1,619	—
Net cash (used in) provided by financing activities	6,317	(59,347)
Effect of exchange rate changes on cash and cash equivalents	4	(2)
Cash and cash equivalents:
Net (decrease) increase	351	(69,168)
Balance at beginning of year	423	69,593
Balance at end of year	$774	$425

Supplemental disclosure of cash flow information;
Non-cash financing activities:
Establishment of operating right-of-use assets through operating lease obligations	$668	$—
Stock-based compensation (parent)	$62	$67
Assignment of prepaid asset to parent	$1,259	$—

See accompanying notes to consolidated financial statements.

CORTIGENT, INC.

AND SUBSIDIARY

Notes to Consolidated Financial Statements

1. Organization and Business Operations

These financial statements represent the financial position and results of operations of the Neuromodulation business segment of Vivani Medical, Inc. (“Vivani”). On August 30, 2022, Second Sight Medical Products, Inc., (“Second Sight”) changed its name to Vivani Medical, Inc. and merged with Nano Precision Medical Products, Inc. (”NPM”) (the “Merger”). On December 28, 2022, the assets and liabilities of the segment were contributed to Cortigent, Inc. (“Cortigent” or the “Company”) a newly formed wholly owned subsidiary of Vivani, in exchange for 5 million shares of common stock of Cortigent. For convenience, the Neuromodulation business segment is referred to hereafter as “Cortigent.” Vivani intends to cause Cortigent to sell its shares of common stock in an initial public offering (“IPO”) in 2023.

Cortigent is a leader in developing targeted neurostimulation systems that enable patients to recover critical body functions including vision and muscle movement. Our technology combines advanced neuroscience with proprietary microelectronics, software, and data processing capabilities. The first-generation system, Argus II, was approved by the U.S. Food & Drug Administration (“FDA”) under a Humanitarian Device Exemption and has successfully restored partial vision to hundreds of profoundly blind people. Building on this achievement, a clinical trial is underway to evaluate a more advanced system for sight restoration called “Orion.” Our next planned application is to accelerate the recovery of arm and hand movement in patients who are partially paralyzed due to stroke. Additional applications of our platform technology have the potential to generate substantial business growth over time.

Cortigent includes the personnel, technologies, and other assets that formerly comprised Second Sight and, since the Merger, has continued as the Neuromodulation business segment of Vivani. Financial statements prior to the Merger have been derived from Second Sight’s historical accounting records and have been presented as if Cortigent had been formed as of January 1, 2022.

Financial transactions between Cortigent and its parent have been accounted for through the parent’s investment account (“Net Parent Investment”). Transactions with the parent are reflected in the accompanying Consolidated Statements of Changes in Net Parent Investment as “Net parent investment” and in the accompanying Balance Sheets within “Net Parent Investment.” During the year ended December 31, 2022, the Company reflected a net return of capital of $59.3 million to Vivani representing funds from prior financings that will be utilized to support development activities at Vivani’s other operating units.

On June 5, 2023 the Company effected a 1-for-4 reverse stock split. Share and per share information in these financial statements have been adjusted to reflect this reverse stock split.

Net parent investment represents Vivani’s interest in the recorded net assets of Cortigent and the net effect of transactions with Vivani.

Liquidity and Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s technologies are currently in development and have not generated revenues.

The Company has financed operations through support received from Vivani. The Company has an accumulated deficit of $5.5 million as of December 31, 2023 and has incurred losses of $5.5 million and $8.6 million in the years ended December 31, 2023 and 2022, respectively, and expects to experience operating losses and negative cash flows for the foreseeable future. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC 205-40. “Basis of Presentation — Going Concern,” management has determined that the limited amounts of cash and negative working capital raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued.

Management believes that the successful growth and operation of the Company’s business is dependent upon its ability to obtain adequate sources of funding through equity or debt financing to adequately support the Company research and development programs and provide for working capital and general corporate purposes. The Company has and will continue to receive short-term liquidity support from Vivani at least through December 31, 2024. See Footnote 11 for discussion of the Transition Funding and Services Agreement between the Company and Vivani. The Company expects the proceeds from the proposed initial public offering (“IPO”) will be sufficient, in the short term, to fund the Company capital requirements.

No assurance can be given that the Company will be successful in achieving its long-term plans as set forth above, or that such plans, if consummated, will result in profitable operations or enable the Company to continue in the long-term as a going concern. There can be no assurance that the IPO will be successful. In the event the Company does not complete its IPO, the Company will seek additional funding through other means. Management’s plans also include managing the Company’s cash burn by controlling expenditures. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Significant Events

Second Sight changed its name to Vivani Medical, Inc., and merged with NPM on August 30, 2022, and the Neuromodulation business segment continued to operate under Vivani. On December 28, 2022, the segment was contributed to Cortigent, Inc., a newly formed wholly owned subsidiary of Vivani.

2.	Summary of Significant Accounting

Policies Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally acceptable in the United States of America (“GAAP”) and include the financial statements of Cortigent and its wholly owned subsidiary, Second Sight Switzerland. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. We base our estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in accruals for potential liabilities and valuing instruments. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. We generally invest funds that are in excess of current needs in high credit quality instruments such as money market funds. There were no cash equivalents as of December 31, 2023 or 2022.

Property and Equipment

Property and equipment are recorded at historical cost less accumulated depreciation and amortization. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the consolidated statement of operations.

Depreciation is provided for using the straight-line method in amounts sufficient to relate the cost of assets to operations over their estimated service lives. Leasehold improvements are amortized over the shorter of the life of the asset or the related lease term. Estimated useful lives of the principal classes of assets are as follows:

Lab equipment	5	– 7 years
Computer hardware and software	3	– 7 years
Leasehold improvements	2	– 5 years or the term of the lease, if shorter
Furniture, fixtures, and equipment	5	– 10 years

We review our property and equipment for impairment annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Depreciation and amortization of property and equipment amounted to $44,000 and $64,000 for the years ended December 31, 2023 and 2022, respectively. Research and development expenses consist primarily of employee compensation and consulting costs related to the design, development, and enhancements of our current and potential future products. Research and development also consist of salaries, travel and related expenses for personnel engaged in clinical and regulatory functions, as well as internal and external costs associated with conducting clinical trials and maintaining relationships with regulatory agencies.

Research and Development

Research and development costs are charged to operations in the period incurred and amounted to $2.0 million, net of grants, for the year ended December 31, 2023 and $3.2 million, net of grants, for the year ended December 31, 2022.  Research and development expenses consist primarily of employee compensation and consulting costs related to the design, development, and enhancements of our current and potential future products. Research and development also consist of salaries, travel and related expenses for personnel engaged in clinical and regulatory functions, as well as internal and external costs associated with conducting clinical trials and maintaining relationships with regulatory agencies.

Patent Costs

Due to the uncertainty associated with the successful development of one or more commercially viable products based on our research efforts and any related patent applications, all patent costs, including patent-related legal, filing fees and other costs, including internally generated costs, are expensed as incurred. Patent costs for the years ended December 31, 2023 and 2022, were $0.4 million and $0.4 million, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

NIH Grant

From time to time, we receive grants that help fund specific development programs. Any amounts received pursuant to grants are offset against the related operating expenses as the costs are incurred. Grants offset against operating expenses were $0.5 million during the year ended December 31, 2023 and were $1.0 million during the year ended December 31, 2022.

Concentration of Risk

Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and money market funds. We maintain cash and money market funds with financial institutions that management deems credit worthy, and at times, cash balances may be in excess of FDIC and SIPC insurance limits of $250,000 and $500,000 (including cash of $250,000), respectively.

We also maintain cash at a bank in Switzerland. Accounts at said bank are insured up to an amount specified by the deposit insurance agency of Switzerland.

Foreign Operations

The accompanying consolidated financial statements as of December 31, 2023 include assets amounting to approximately $27,000 relating to our operations in Switzerland. Unanticipated events in foreign countries could disrupt our operations and impair the value of these assets.

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required.

Level 1. Observable inputs such as quoted prices in active markets for an identical asset or liability that we can access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active-exchange traded securities and exchange-based derivatives.

Level 2. Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

Level 3. Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. Financial assets and liabilities utilizing Level 3 inputs include infrequently traded non-exchange-based derivatives and commingled investment funds, and are measured using present value pricing models.

We determine the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, we perform an analysis of the assets and liabilities at each reporting period end.

Cash equivalents, which include money market funds, are the only financial instrument measured and recorded at fair value in assets or liabilities on our consolidated balance sheets, and they are valued using Level 1 inputs.

Comprehensive Loss

We comply with provisions of FASB ASC 220, Comprehensive Income, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources.

Comprehensive income (loss) is reported on the face of the consolidated financial statements. For the years ended December 31, 2023 and 2022, comprehensive loss is the total of net loss and other comprehensive income (loss) which consists entirely of foreign currency translation adjustments and there were no material reclassifications from other comprehensive loss to net loss during these periods.

Foreign Currency Translation and Transactions

The financial statements and transactions of the subsidiary’s operations are reported in the local (functional) currency of Swiss francs (CHF) and translated into U.S. dollars in accordance with GAAP. Assets and liabilities of those operations are translated at exchange rates in effect at the balance sheet date. The resulting gains and losses from translating foreign currency financial statements are recorded as accumulated other comprehensive income (loss). Revenues and expenses are translated at the average exchange rate for the reporting period. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the foreign operations’ functional currencies are included in expenses in the consolidated statements of operations.

Income Taxes

The amount of current and deferred tax expense of Cortigent’s parent included in its consolidated tax returns is allocated to Cortigent as if Cortigent filed a separate return with any current and deferred taxes recorded in the parent’s net investment. Any future tax benefit from net operating loss and similar carryforwards is not pushed down to the subsidiaries. Through December 31, 2023, no net current or deferred taxes have been recognized by the parent due to cumulative net losses as any such deferred amounts have been fully offset by a valuation allowance.

Loss per Share

Loss per share has been presented in these consolidated financial statements based upon the shares issued in exchange for assets of Cortigent. The consolidated financials were restated retroactively to include this issuance.

Product Warranties

Our policy is to warrant all shipped products against defects in materials and workmanship for up to two years by replacing failed parts. We also provide a three-year manufacturer’s warranty covering implant failure by providing a functionally equivalent replacement implant. Accruals for product warranties are estimated based on historical warranty experience and current product performance trends and are recorded at the time revenue is recognized as a component of cost of sales. The warranty liabilities are reduced by material and labor costs used to replace parts over the warranty period in the periods in which the costs are incurred. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. The warranty liabilities are included in accrued expenses in the consolidated balance sheet.

Recently Adopted Accounting Standards

We believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would not have a material impact on our financial statement presentation or disclosures.

3. Selected Balance Sheet Detail

Property and equipment, net of accumulated depreciation and amortization

Property and equipment consisted of the following as of December 31, 2023 and 2022 (in thousands):

	2023	2022
Laboratory equipment	$597	$590
Computer hardware and software	100	100
	697	690
Accumulated depreciation and amortization	(652)	(613)
Property and equipment, net	$45	$77

Contract Liabilities

Contract liabilities amounted to $335,000 as of December 31, 2023 and 2022 and are included in accrued expenses on the balance sheet.

4. Grants

We received an award for $1.6 million grant (with the intent to fund $6.4 million over five years subject to annual review and approval) from the National Institutes of Health (NIH) to fund the “Early Feasibility Clinical Trial of a Visual Cortical Prosthesis” that commenced in January 2018. The final year of the grant ends in March 2024. The NIH grant funds ongoing and planned clinical activities and are being used to conduct and support clinical testing of six subjects implanted with the Orion® Cortical Visual Prosthesis System (Orion) and submit and obtain Investigational Device Exemption approval from the U.S. Food and Drug Administration (FDA). During the years ended December 31, 2023 and 2022, grants offset against operating expenses were $0.5 million and $1.0 million, respectively. In 2022, we allocated these offsets of $0.7 million to research and development and $0.3 million to general and administrative expenses. In 2023, we allocated these offsets of $0.4 million to research and development and $0.1 million to general and administrative expenses.

5. Employee Benefit Plans

We have a 401(k) Savings Retirement Plan (the “Plan”) that covers substantially all full-time employees who meet the Plan’s eligibility requirements and provides for an employee elective contribution. The Plan provides for employer matching contributions. Employer contributions are discretionary and determined annually by the Board of Directors. For the years ended December 31, 2023 and 2022, employer contributions to the Plan totaled $0.1 million.

6. Allocated Cost from Parent (Stock-Based Compensation)

Prior to the merger, Cortigent had options outstanding which became fully vested at the time of the merger. The options are now the responsibility of Vivani and are included in their financial presentation. Accordingly, disclosures about options other than the amount of expense through December 31, 2023 are no longer relevant.

The total stock-based compensation recognized for stock-based awards granted in the consolidated statements of operations for the years ended December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022

Research and development	$25	$52
General and administrative	37	15
Total	$62	$67

7. Income Taxes

The amount of current and deferred tax expense of Cortigent’s parent included in its consolidated tax returns is allocated to Cortigent as if Cortigent filed a separate return with any current and deferred taxes recorded in the parent’s net investment.

Through December 31, 2023, no net current or deferred taxes have been recognized by the parent due to cumulative net losses and a full valuation allowance. Any future tax benefit from net operating loss and similar carryforwards is not pushed down to the subsidiaries.

8. Product Warranties

A summary of activity of our warranty liabilities, which are included in accrued expenses in the accompanying consolidated balance sheets, for the years ended December 31, 2023 and 2022 is presented below (in thousands):

	2023	2022
Balance, beginning of year	$50	$50
Additions	—	—
Settlements	—	—
Adjustments and other	(50)	—
Total	$—	$50

9. Right-of-use Assets and Operating Lease Liabilities

We lease certain office space and equipment for our use. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease costs are recognized in the income statement over the lease term on a straight-line basis. Depreciation is computed using the straight-line method over the estimated useful life of the respective assets. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or restrictive covenants. As most of our leases do not provide an implicit rate, we used our estimated incremental borrowing rate of 10% based on the information available at commencement date in determining the present value of lease payments.

On January 22, 2021, we entered into a lease agreement, effective February 1, 2021, to sub-lease office space to replace our headquarters. Monthly payments increased from $17,000 to $17,500 per month on February 1, 2022, plus operating expenses, to lease 17,290 square feet of office space at 13170 Telfair Avenue, Sylmar, CA 91342. Additionally, we received full rent abatement for March 2021, and received half rent abatement during March 2022. The sub-lease was for two years and two months.

On February 1, 2023, we entered into a sublease agreement, effective March 1, 2023, to sublease office space to replace the Company’s existing headquarters. Our rental payments amount to $22,158 per month plus operating expenses, to lease 14,823 square feet of office space at 27200 Tourney Road, Valencia, California 91355. The lease has a term of two years and two months. We also entered into a lease for storage space on January 25, 2023 in the same building at a cost of $6,775 per month for a term of two years and one month. We are not affiliates of, are not related to, or otherwise have any other relationship with, the other parties, other than the lease.

The Company evaluated the lease under the provisions of ASC 842. Information related to the Company’s right-of-use assets and related lease liabilities are as followings (in thousands, except for remaining lease term and discount rate):

Year ending December 31:

2024	$347
2025	109
Total lease payments	456
Less imputed interest	(30)
Total lease liabilities	$426

Discount rate	10%
Weighted – average remaining lease term	1.3 years

	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash paid for operating lease liabilities	$394	$200

Rent expense, including common area maintenance charges, was $0.4 million during 2023 and $0.2 million in 2022.

10. Commitments and Contingencies

License Agreements

We have exclusive licensing agreements to utilize certain patents, related to the technology for visual prostheses. The Doheny Eye Institute (DEI) license is the only material license to our business. We do not currently use, and have no plan to use, the technology covered in the other licensing agreements. The DEI agreement requires that we pay a 0.5% royalty of the patent portion of devices covered under the license. There are no further maintenance or milestone payments. No royalties have been incurred under the DEI agreement since 2019.

In the past we have paid royalties under a license agreement with the Johns Hopkins University (“JHU”). The JHU agreement expired, along with significant underlying patents, in 2018. Pursuant to the foregoing agreements with DEI and JHU, we did not incur any costs in 2023 or 2022.

Indemnification Agreements

We maintain indemnification agreements with our directors and officers that may require us to indemnify them against liabilities that arise by reason of their status or service as directors or officers, except as prohibited by applicable law.

Clinical Trial Agreements

Based upon FDA approval of Argus II, which was obtained in February 2013, we were required to collect follow-up data from subjects enrolled in our pre-approval trial for a period of up to ten years post-implant, which was extended through the year 2019. This requirement to collect follow-up data was halted in 2020 with FDA approval. In addition, we conducted three post-market studies to comply with U.S. FDA, French, and European post-market surveillance regulations and requirements and conducted an early feasibility clinical study of Orion. We contracted with various universities, hospitals, and medical practices to provide these services. Payments are based on procedures performed for each subject and are charged to research and development expense as incurred. Total amounts charged to expense for the years ended December 31, 2023 and 2022 were $0.1 million and $0.7 million, respectively.

Litigation, Claims and Assessments

As of the date of these financial statements, Vivani has chosen to indemnify us for certain claims from the former business as part of the support agreement in the IPO. However, the results of litigation and claims are inherently unpredictable. Regardless of their outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

We are party to litigation arising in the ordinary course of business. It is our opinion that the outcome of such matters will not have a material effect on our financial statements, however the results of litigation and claims are inherently unpredictable. Regardless of outcome, litigation may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

11. Transition Funding, Support and Services Agreement

In March 2023, the Company and Vivani entered into a Transition Funding, Support and Services agreement by which Vivani will advance funds and provide or cause to be provided to the Company the services and funding that will cover salaries and related costs, rent and other overhead in order to permit the Company to operate in substantially the same manner in which business operations of the Company were previously operated by Second Sight, prior to the formation of Cortigent, which obligations will continue, in the case of the funding obligations, until (i) the earlier of December 31, 2024 or (ii) receipt of proceeds from this offering. Upon the receipt of proceeds from a public offering of stock, Cortigent will repay all amounts provided by Vivani under the agreement, plus interest at a rate of 5% per year. In August 2023 Vivani and the Company amended that agreement to provide for (i) repayment of $1.5 million from proceeds of this offering and (ii) issuance of a five -year promissory note requiring repayment of $2 million at five percent per year upon maturity of the promissory note. By this amendment Vivani also agreed that the Company shall not be obligated to repay any funding support payments that it made to us which exceed a cumulative $3.5 million.

As part of this funding and support agreement, Vivani also has agreed to provide the services of its Chief Operating Officer on an interim basis to consult on operations matters, such as manufacturing planning and interactions with contract manufacturers, and the services of its Chief Business Officer on an interim basis to consult on business development matters, such as business modeling and commercial readiness. See “Management – Vivani Advisors to the Company.” The Company will also be providing to Vivani the services of its principal accounting officer, and the services of its senior in-house patent counsel. The Company and Vivani have acknowledged that any such services which either of them provide to the other before the completion of this offering are deemed to be equivalent in value and shall offset the value of the services provided to the other. As a result the Company and Vivani have acknowledged each to the other that neither of them shall accrue any service fees or expenses to the other for services rendered before completion of this offering and that no invoices from either of them to the other shall be required to be submitted.

If after the termination date of the Agreement the Company requires additional funds or services, the Company and Vivani shall negotiate in good faith for the charges to be incurred for providing these services, but Vivani shall be under no obligation to provide any additional funding or services. Nothing in this agreement shall grant Vivani or its employees or agents who are providing services the right directly or indirectly to control or direct the operations of the Company. Each of the parties shall invoice the other monthly for the services supplied and the unpaid balance thereon. The unpaid balances of such invoices shall bear interest at the rate of 5.0% per year. All amounts paid or advanced by or due to Vivani under the Agreement inclusive of accrued interest shall be due on the earlier of the end date of the agreement or upon receipt of proceeds from this offering, or at any later date or dates as may be agreed upon by the Company and Vivani. By this Agreement Vivani and we have agreed to indemnify and hold each other harmless from certain matters relating to, arising out of or resulting from the operations of Second Sight’s business before August 30, 2022.

1,500,000 Shares of Common Stock

Cortigent, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2024

Through and including            , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the registration and sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Capital Market, or Nasdaq, listing fee.

	Amount
SEC registration fee		$2,019.76
FINRA filing fee		3,249.22
Nasdaq listing fee		50,000
Accounting fees and expenses		138,000
Legal fees and expenses		250,000
Transfer agent fees and expenses		5,000
Printing and mailing expenses		5,000
Miscellaneous fees and expenses		*

Total expenses	$	*

* To be disclosed by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides in general that a Delaware corporation indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law and, together with the Company’s bylaws, provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it may be amended or supplemented, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification.

In addition, we also intend to obtain customary directors’ and officers’ liability insurance upon consummation of this offering.

In any underwriting agreement we enter in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

Aside from an issuance to Vivani of 5 million shares of registrant’s common stock upon organization in December 2022 (after giving effect to the reverse split effected in June 2023), registrant has made no sales of unregistered securities. All issuances were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are being filed herewith:

Exhibit Number		Description
1.1#		Form of Underwriting Agreement by and between Registrant and ThinkEquity LLC (including form of Lock Up Agreement)
3.1(i)(a)#		Certificate of Incorporation of Registrant
3.1(i)(b)#		Amendment to Certificate of Incorporation of Registrant
3.1(i)(c)#		Second Amendment to Certificate of Incorporation of Registrant
3.2#		Bylaws of the Registrant
4.1#		Form of Common Stock Certificate of the Registrant
4.2#		Form of Warrant issued to ThinkEquity LLC (included in Exhibit 1.1)
5.1#		Opinion of Law Offices of Aaron A. Grunfeld & Associates
10.1#		Asset Contribution Agreement dated December 28, 2022 between Vivani Medical, Inc. and Cortigent Inc.
10.2#		Transition Funding, Support and Services Agreement dated March 19, 2023
10.3#		Lease Agreement dated as of March 1, 2023 – 27200 Tourney Road, Valencia, California
10.4#+		Offer Letter signed March 11, 2023 between Registrant and Jonathan Adams
10.5#		Cost Reimbursement Consortium Research Agreement between Doheny Eye Institute and Registrant dated as of June 1, 2006
10.6+#		Cortigent, Inc. 2023 Omnibus Incentive Plan
10.7+#		Form of Incentive Stock Option Agreement under the Cortigent, Inc. 2023 Omnibus Incentive Plan
10.8+#		Form of Non-Qualified Stock Option Agreement under the Cortigent, Inc. 2023 Omnibus Incentive Plan
10.9+#		Form of Restricted Stock Unit Award Agreement under Cortigent, Inc. 2023 Omnibus Incentive Plan
10.10+#		Form of Indemnification Agreement
10.11#		First Amendment To Transition Funding, Support And Services Agreement dated August 25, 2023
14.1#		Code of Business Conduct and Ethics
21.1#		List of Subsidiaries of Registrant
23.1#		Consent of Law Offices of Aaron A. Grunfeld & Associates (included as part of Exhibit 5.1)
23.2		Consent of BPM LLP, independent registered public accounting firm
24.1#		Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1#		Consent of John Blake to be named as a Director Nominee
99.2#		Consent of John Bowers to be named as a Director Nominee
99.3#		Consent of Linda Szyper to be named as a Director Nominee
99.4#		Consent of Jonathan Adams to be named as a Director Nominee
107#		Calculation of Filing Fee Table

	+	Indicates management contract or compensatory plan.
	#	Previously filed.

(b) Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

ITEM 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Valencia, State of California, on February 29, 2024.

CORTIGENT INC.

By:	/s/ Jonathan Adams
Jonathan Adams
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam Mendelsohn	Chairman and Director	February 29, 2024
Adam Mendelsohn Ph.D.

/s/ Jonathan Adams	President and Chief Executive Officer	February 29, 2024
Jonathan Adams	(Principal Executive Officer)

/s/ Edward Sedo	Chief Financial Officer	February 29, 2024
Edward Sedo	(Principal Financial and Accounting Officer)